UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2022

Discovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34177	35-2333914
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 Park Avenue South

New York, New York 10003

(Address of principal executive offices, including zip code)

212-548-5555

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Series A Common Stock	DISCA	Nasdaq
Series B Common Stock	DISCB	Nasdaq
Series C Common Stock	DISCK	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 1, 2022, the Board of Directors (the “Board”) of Discovery, Inc. (“Discovery”) approved a one-time discretionary bonus of $4,400,000 payable to David Zaslav, its President and Chief Executive Officer. The Board approved the one-time bonus (which is in addition to the 2021 annual bonus that Mr. Zaslav is entitled to receive under his Amended and Restated Employment Agreement, dated as of May 16, 2021) in recognition of Mr. Zaslav’s exceptional leadership through the pandemic, the successful launch of discovery+ and his efforts in 2021 to initiate, negotiate and enter into the transaction with the WarnerMedia Business (as defined below). This discretionary bonus is similar to the discretionary “performance pool” component under the 2021 Discovery Incentive Compensation Plan, pursuant to which the Compensation Committee of the Board approved additional bonus amounts payable to Discovery’s executive officers (excluding Mr. Zaslav) for exceptional individual performance during 2021.

Item 8.01	Other Events.

As previously disclosed, on May 17, 2021, Discovery, to be renamed Warner Bros. Discovery, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Discovery, Drake Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Discovery, AT&T Inc., a Delaware corporation (“AT&T”), and Magallanes, Inc., a Delaware corporation and a wholly owned subsidiary of AT&T (“Spinco”), pursuant to which and subject to the terms and conditions therein, among other things, Discovery has agreed to acquire the business, operations and activities that constitute a portion of the WarnerMedia segment of AT&T (the “WarnerMedia Business”) in a Reverse Morris Trust-type transaction (the “Transaction”).

In connection with the Transaction, Discovery is filing this Current Report on Form 8-K to provide the following: (1) the audited combined financial statements and related notes of the WarnerMedia Business as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, which is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference, (2) the related management’s discussion and analysis of financial condition and results of operations of the WarnerMedia Business, which is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference, (3) the unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business, which is attached to this Current Report on Form 8-K as Exhibit 99.3 and is incorporated herein by reference, and (4) information on financial measures that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”), which is attached to this Current Report on Form 8-K as Exhibit 99.4 and is incorporated herein by reference.

In addition, as previously disclosed, in connection with the completion of the Transaction, it is expected that Discovery will amend and restate its amended and restated bylaws to, among other things, reflect the second restated certificate of incorporation of Warner Bros. Discovery, Inc., the combined company. The form of the Amended and Restated Bylaws of Warner Bros. Discovery, Inc. that is expected to be adopted in connection with the completion of the Transaction is attached to this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

The information contained in Exhibits 3.1, 99.1, 99.2, 99.3 and 99.4 to this Current Report on 8-K updates and supplements the disclosure contained in Discovery’s proxy statement/prospectus filed pursuant to Rule 424(b)(3) relating to the Transaction, as filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2022 (the “Proxy Statement/Prospectus”), and in Discovery’s registration statement on Form S-4 (File No. 333-261188), as amended (the “Discovery Registration Statement”), which was declared effective by the SEC on February 10, 2022. Exhibits 3.1, 99.1, 99.2, 99.3 and 99.4 shall be deemed incorporated by reference into the Proxy Statement/Prospectus and the Discovery Registration Statement. To the extent that the information in this Form 8-K differs from or updates information contained in the Proxy Statement/Prospectus or the Discovery Registration Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Proxy Statement/Prospectus or the Discovery Registration Statement.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of, or prevent or delay the completion of, the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or that may be burdensome; potentially significant restrictions on Discovery and the combined company, which could limit their ability to undertake certain corporate actions (such as certain stock issuances or business combinations) that otherwise could be advantageous; the risk that the proposed transaction may not qualify for its intended tax treatment; risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner; risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; risks related to Discovery’s ability to complete and the combined company’s ability to integrate, maintain and obtain the anticipated financial and other benefits, including synergies, from the proposed transaction on a timely basis or at all; the possibility that the proposed transaction may involve other unexpected costs or liabilities; the risk that the integration of Discovery and Spinco will be more difficult, time-consuming or costly than expected; risks and costs related to the pursuit and/or implementation of the separation of Spinco, including the timing anticipated to complete the separation and any changes to the configuration of businesses included in the separation if implemented; risks related to any legal proceedings that have been or may be instituted against Discovery, AT&T and/or others relating to the proposed transaction; risks related to the value of common stock of the combined company to be issued in the proposed transaction and uncertainty as to the long-term value of such common stock and AT&T common shares; the effects of the announcement, pendency, completion or failure to achieve completion of the proposed transaction on Discovery’s, AT&T’s and Spinco’s operating results and businesses generally as well as the market price of AT&T common shares and Discovery capital stock; risks related to financial community and rating agency perceptions of each of Discovery and AT&T and their respective business, operations, financial condition and the industry in which each operates; the risk that Spinco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms; the effects of the announcement, pendency, completion or failure to achieve completion of the proposed transaction on the ability of Discovery, AT&T or Spinco to retain customers and retain and hire key personnel and maintain relationships with their suppliers; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with GAAP and related standards, or on an adjusted or pro forma basis; inherent uncertainties involved in the estimates and assumptions used in the preparation of financial projections; future levels of indebtedness, including significant indebtedness expected to be incurred in connection with the proposed transaction, future compliance with debt covenants and the degree to which the combined company will be leveraged following the completion of the proposed transaction; failure to timely obtain or consummate the financing or refinancing required in connection with the proposed transaction upon acceptable terms or at all; changes in the distribution and viewing of television programming, including the expanded deployment of personal video recorders,subscription video-on-demand, internet protocol television, mobile personal devices, personal tablets and user-generated content and their impact on television advertising revenue; continued consolidation of distribution customers and production studios; a failure in connection with or following the proposed transaction to secure distribution agreements, or the renewal or modification of such agreements or other wholesale subscription or bundled services arrangements on less favorable terms; rapid technological changes; the inability of advertisers or affiliates to remit payment to Discovery or Spinco in a timely manner or at all; risks related to the potential impact of general economic, political and market factors on the companies or the potential transaction; industry trends, including the timing of, and spending on, feature film, television and television commercial production; spending on domestic and foreign television advertising; disagreements with Discovery’s or Spinco’s distributors or other business partners over contract interpretation; fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets, including any proposed or adopted regulatory changes that impact the operations of Discovery’s or Spinco’s international media properties and/or modify the terms under which they offer their services and operate in international markets; market demand for foreign first-run and existing content libraries; the regulatory and competitive environment of the industries in which Discovery and Spinco, and the entities in which Discovery has interests, operate; uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies and coordinating the offering of discovery+ and HBO Max; realizing direct-to-consumer subscriber goals, including through the activation of subscriptions by subscribers receiving access through bundled services or other wholesale subscription arrangements; future financial performance, including availability, terms and deployment of capital; the ability of suppliers and vendors to deliver products, equipment, software and services; the outcome of any pending, threatened or potential litigation; availability of qualified personnel and recruiting, motivating and retaining talent; the possibility or duration of an industry-wide strike or other job action affecting a major entertainment industry union or others involved in the development and production of the combined company’s television programming, feature films and interactive entertainment (e.g., games) who are covered by collective bargaining agreements; changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission and similar authorities internationally and adverse outcomes from regulatory proceedings; changes in income taxes due to regulatory changes or changes in Discovery’s or the combined company’s corporate structure; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatment of the proposed transaction; changes in the nature of key strategic relationships with partners, distributors and equity method investee partners; competitor responses to the combined company’s products and services and the products and services of the entities in which the combined company will have interests; threatened or actual cyberattacks and cybersecurity breaches; threatened or actual terrorist attacks and military action, including the intensification or expansion of the conflict in Ukraine; the risk that natural disasters, public health issues, epidemics and pandemics, including COVID-19 and its variants, or the fear of such events, could provoke responses that cause delays in the expected timing of the proposed transaction, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities; the severity, magnitude and duration of the COVID-19 pandemic and containment, mitigation and other measures taken in response, including the potential impacts of these matters on the combined company’s business, financial condition and results of operations; the inability to predict the extent to which the COVID-19 pandemic and related impacts will continue to impact the combined company’s business, financial condition and results of operations; reduced access to capital markets or significant increases in costs to borrow, including as a result of higher interest rates and perceived, potential or actual inflation; service disruptions or the failure of communications satellites or transmitter facilities; potential changes to the electromagnetic spectrum currently used for broadcast television and satellite distribution being considered by the Federal Communications Commission could negatively impact Spinco’s ability to deliver pay-TV network feeds of its domestic pay-TV programming networks to its affiliates, and, in some cases, Spinco’s ability to produce high-value news and entertainment programming on location; theft of Discovery’s or Spinco’s content and unauthorized duplication, distribution and exhibition of such content; changes in existing U.S. and foreign laws and regulations, as well as possible private rights of action, regarding intellectual property rights protection and privacy, personal data protection and user consent; a reduction of advertising revenue associated with unexpected reductions in the number of viewers; and other risks detailed from time to time in the respective filings of Discovery and AT&T with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the registration statement on Form S-4 filed by Discovery with the SEC, which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement, in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Discovery filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery. The Form S-4 was declared effective February 10, 2022 and the proxy statement/prospectus was first mailed to Discovery stockholders on February 10, 2022. In addition, Spinco filed a registration statement on Form 10 with the SEC containing a preliminary information statement. The Form 10 has not yet become effective. After the Form 10 is effective, the information statement will be made available to AT&T stockholders. The information in the preliminary information statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus, information statement or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND THE INFORMATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, AT&T and certain of its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Additional information regarding the interests of these participants can also be found in the Form S-4 filed by Discovery with the SEC, which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, and the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement. These documents can be obtained free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

3.1	Form of the Amended and Restated Bylaws of Warner Bros. Discovery, Inc.

23.1	Consent of Ernst & Young LLP in respect of the WarnerMedia Business’s financial statements

99.1	Audited Combined Financial Statements and Related Notes of the WarnerMedia Business as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the WarnerMedia Business

99.3	Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and the WarnerMedia Business as of and for the Year Ended December 31, 2021

99.4	Non-GAAP Financial Measure

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2022	DISCOVERY, INC.

	By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer

Exhibit 3.1

AMENDED AND RESTATED

BYLAWS

OF

WARNER BROS. DISCOVERY, INC.

a Delaware corporation

(hereinafter called, the “Corporation”)

Amended and restated as of                 , 2022

ARTICLE I

STOCKHOLDERS

Section 1.1 Place of Meetings.

All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors, the Chair of the Board (as defined below) or the President or, if not so designated, at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting shall not be held at any place, but shall instead be held solely by means of remote communication in a manner consistent with the General Corporation Law of the State of Delaware.

Section 1.2 Annual Meeting.

The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chair of the Board or the President.

Section 1.3 Special Meetings.

Special meetings of the stockholders of the Corporation may be called only in the manner set forth in the Corporation’s second restated certificate of incorporation, as the same may be amended and/or restated from time to time (as so amended and/or restated, the “Certificate of Incorporation”). Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. The Board of Directors shall have the sole power to determine the time and date for any special meeting of stockholders, except that the President shall have the sole power to determine the time and date for any special meetings of stockholders called by the President. Following such determination, it shall be the duty of the Secretary to cause notice to be given to the stockholders entitled to vote at such meeting that a meeting will be held at the time, date and place and in accordance with the record date determined by the Board of Directors.

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Section 1.4 Record Date.

In order for the Corporation to determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (i) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by the laws of the State of Delaware, not be more than sixty (60) nor less than ten (10) days before the date of such meeting, and (ii) in the case of any other lawful action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed by the Board of Directors: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

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Section 1.5 Notice of Meetings.

Notice of all stockholders meetings, stating the place, if any, date and hour thereof; the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting; the place within the city, other municipality or community or electronic network at which the list of stockholders may be examined; and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered in accordance with applicable law and applicable stock exchange rules and regulations by the Chair of the Board, the President, any Vice President, the Secretary or an Assistant Secretary, to each stockholder entitled to vote thereat at least ten (10) days but not more than sixty (60) days before the date of the meeting, unless a different period is prescribed by law, or the lapse of the prescribed period of time shall have been waived. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to such stockholder’s address as it appears on the records of the Corporation.

Section 1.6 Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a

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stockholder of record of the Corporation at the time the notice provided for in this Section 1.6 is delivered to the Secretary of the Corporation, who (x) in the case of nominations of persons for election to the Board of Directors, was a holder of record as of such date of shares of the class or series of capital stock of the Corporation entitled to vote upon such election, and (y) in the case of all other matters, was a holder of record as of such date of shares of the class or series of capital stock of the Corporation entitled to vote on such matter, and, in each case, who complies with the notice procedures set forth in this Section 1.6.

(2) In addition to any other requirements under applicable law and the Certificate of Incorporation, no nomination by any stockholder or stockholders of a person or persons for election to the Board of Directors, and no other proposal by any stockholder or stockholders, shall be considered properly brought before an annual meeting, unless the stockholder shall have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business, other than the nominations of persons for election to the Board of Directors, constitutes a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundredth (100th) day prior to such annual meeting and not later than the close of business on the later of the seventieth (70th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event

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shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director (x) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (v) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (w) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (x) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote on the matter to which its proposal relates at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (y) a representation (A) whether any such person or such stockholder has received any financial assistance, funding

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or other consideration from any other person in respect of the nomination (and the details thereof) (a “Stockholder Associated Person”) and (B) whether and the extent to which any hedging, derivative or other transaction has been entered into with respect to the Corporation within the past six months by, or is in effect with respect to, such stockholder, any person to be nominated by such stockholder or any Stockholder Associated Person, the effect or intent of which transaction is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder, nominee or any such Stockholder Associated Person, and (z) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the class or series of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements of clauses (a)(2)(ii) and (iii) of this Section 1.6 shall not apply to any proposal made pursuant to Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act. A proposal to be made pursuant to Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act shall be deemed satisfied if the stockholder making such proposal complies with the provisions of Rule 14a-8 and has notified the Corporation of their intention to present a proposal at an annual meeting in compliance with Rule 14a-8 and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine (x) the eligibility of such proposed nominee to serve as a director of the Corporation and (y) whether the nominee would be considered “independent” under the independence requirements set forth in the Corporate Governance Requirements of Nasdaq (or the rules and regulations of the principal securities exchange on which the Corporation’s equity securities are then listed) in effect from time to time.

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(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 1.6 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 1.6 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Subject to the rights of the holders of any series of preferred stock, nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a holder of record of the class or series of capital stock of the Corporation entitled to vote upon such election at the time the notice provided for in this Section 1.6 is delivered to the Secretary of the Corporation, and who complies with the notice procedures set

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forth in this Section 1.6. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(2) of this Section 1.6 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General. (1) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.6 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.6. Except as otherwise provided by law, the chair of the meeting shall have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.6 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be,

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proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(2)(iii)(z) of this Section 1.6) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 1.6, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 1.6, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 1.6, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of such writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 1.6, “public announcement” shall include disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 1.6, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.6. Nothing in this Section 1.6 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

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Section 1.7 Quorum.

Subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law or in the Certificate of Incorporation or these Bylaws, at any meeting of stockholders, the holders of a majority in total voting power of the outstanding shares of stock entitled to vote at the meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any business. Where a separate vote by one or more classes or series of capital stock is required by law or by the Certificate of Incorporation with respect to a particular matter to be presented at any such meeting, a majority in total voting power of the outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. The chair of the meeting shall have the power and duty to determine whether a quorum is present at any meeting of the stockholders or for any matter to be voted on. Shares of its own stock belonging to the Corporation or to another corporation, if a majority in total voting power of the outstanding shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including, but not limited to, its own stock, held by it in a fiduciary capacity. In the absence of a quorum, the chair of the meeting may adjourn the meeting from time to time in the manner provided in Section 1.8 hereof until a quorum shall be present.

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Section 1.8 Adjournment.

Any meeting of stockholders, annual or special, may be adjourned from time to time solely by the chair of the meeting because of the absence of a quorum or for any other reason and to reconvene at the same or some other time, date and place, if any. Notice need not be given of any such adjourned meeting if the time, date and place thereof are announced at the meeting at which the adjournment is taken. The chair of the meeting shall have full power and authority to adjourn a stockholder meeting in their sole discretion even over stockholder opposition to such adjournment. The stockholders present at a meeting shall not have the authority to adjourn the meeting. If the time, date and place, if any, thereof, and the means of remote communication, if any, by which the stockholders and the proxy holders may be deemed to be present and in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken and the adjournment is for less than thirty (30) days, no notice need be given of any such adjourned meeting. If the adjournment is for more than thirty (30) days or the time, date and place, if any, and the means of remote communication, if any, by which the stockholders and the proxy holders may be deemed to be present and in person and vote are not announced at the meeting at which the adjournment is taken, or if after the adjournment a new record date is fixed for the adjourned meeting, then notice shall be given by the Secretary as required for the original meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

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Section 1.9 Organization.

The Chair of the Board, or in their absence the President, or in their absence any Vice President, shall call to order meetings of stockholders and preside over and act as chair of such meetings, except that the President shall call to order any special meeting of stockholders called by the President and shall preside over and act as chair of such meeting. The Board of Directors or, if the Board of Directors fails to act, the stockholders, may appoint any stockholder, director or officer of the Corporation to act as chair of any meeting in the absence of the Chair of the Board, the President and all Vice Presidents. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the chair of the meeting and announced at the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate, except in the case of a special meeting of stockholders called by the President. Unless otherwise determined by the Board of Directors, the chair of the meeting shall have the exclusive right to determine the order of business and to prescribe other such rules, regulations and procedures and shall have the authority in their discretion to regulate the conduct of any such meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (i) rules and procedures for maintaining order at the meeting and the safety of those present; (ii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (iii) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (iv) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

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The Secretary shall act as secretary of all meetings of stockholders, but, in the absence of the Secretary, the Board of Directors or the chair of the meeting may appoint any other person to act as secretary of the meeting.

Section 1.10 Postponement or Cancellation of Meeting.

Any previously scheduled annual or special meeting of the stockholders may be postponed or canceled by the Chair of the Board, the President or resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

Section 1.11 Voting.

Subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law, the Certificate of Incorporation or these Bylaws and except for the election of directors, at any meeting duly called and held at which a quorum is present, the affirmative vote of a majority of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Subject to the rights of the holders of any series of preferred stock to elect a specified number of directors in certain circumstances, at any meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors as provided in the Certificate of Incorporation.

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ARTICLE II

BOARD OF DIRECTORS

Section 2.1 Number and Term of Office.

The governing body of this Corporation shall be a board of directors (the “Board of Directors”). Subject to the Certificate of Incorporation and any rights of the holders of any series of preferred stock to elect additional directors, the Board of Directors shall be comprised of not less than three (3) members nor more than fifteen (15) members and the exact number of directors will be fixed from time to time by resolution adopted by the affirmative vote of not less than 75% of the members of the Board of Directors then in office. Directors need not be stockholders of the Corporation. Each director shall hold office for such time as set forth in the Certificate of Incorporation. The Board of Directors shall elect from its own members, at its first meeting after each annual meeting of stockholders, a Chairperson of the Board of Directors (the “Chair of the Board”). The Chair of the Board shall be a non-executive chairman and not an officer of the Corporation and will preside over all meetings of the stockholders and the Board of Directors, at which they are present, and shall perform such other duties consistent with the role of non-executive chairman as may be assigned to them from time to time by the Board of Directors.

Section 2.2 Resignations.

Any director of the Corporation, or any member of any committee, may resign at any time by giving written notice to the Board of Directors, the Chair of the Board or the President or Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified therein, then upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective unless otherwise stated therein.

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Section 2.3 Removal of Directors.

Subject to the Certificate of Incorporation, directors may be removed as permitted by applicable law. For the purposes of any removal for cause, “cause” means (1) commission of an act of fraud, misappropriation, embezzlement or similar conduct against the Corporation, (2) conviction of, or plea of guilty or nolo contendere to, any crime (whether or not involving the Corporation) constituting a felony, or (3) the willful engaging by the director in misconduct that is materially injurious to the Corporation or its subsidiaries, monetarily or otherwise; provided that, for purposes of this subclause (3), no action or failure to act on a director’s part shall be considered “willful” unless done, or omitted to be done, by the director in bad faith and without reasonable belief that such action or omission was in the best interests of the Corporation.

Section 2.4 Vacancies.

Any vacancy on the Board of Directors shall be filled as provided for in the Certificate of Incorporation.

Section 2.5 Meetings.

The annual meeting of the Board of Directors may be held on such date and at such time and place as the Chair of the Board, the President or the Board of Directors determines. The annual meeting of the Board of Directors may be held immediately following the annual meeting of stockholders, and if so held, no notice of such meeting shall be necessary to the directors in order to hold the meeting legally, provided that a quorum shall be present thereat. Regular meetings of the Board of Directors shall be held on such dates, and at such times and places, as are determined from time to time by the Board. A notice of regular

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meetings of the Board of Directors shall not be required. Special meetings of the Board of Directors shall be held at such time and place as shall be designated in the notice of the meeting. Special meetings of the Board of Directors may be called by the Chair of the Board or the President, and shall be called by the President or Secretary of the Corporation upon the written request of not less than 75% of the members of the Board of Directors then in office.

Section 2.6 Notice of Special Meetings.

The Secretary, or in their absence any other officer of the Corporation, shall give each director notice of the time and place of holding of special meetings of the Board of Directors by mail at least five (5) days before the meeting, or by electronic transmission or personal service at least twenty-four (24) hours before the meeting. Only business specified in the notice of any special meeting may be transacted at such special meeting.

Section 2.7 Meetings by Remote Communications.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone, videoconference, or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 2.8 Quorum and Organization of Meetings.

A majority of the total number of members of the Board of Directors as constituted from time to time shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors (whether or not adjourned from a previous meeting) there shall be less than a quorum present, a majority of those present may adjourn the meeting to another

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time, date and place. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, a majority of the directors present at any meeting at which a quorum is present may decide any question brought before such meeting. Meetings shall be presided over by the Chair of the Board or in their absence by the President, or in the absence of both the Chair of the Board and the President by such other person as the directors may select. The Board of Directors shall keep written minutes of its meetings. The Secretary of the Corporation shall act as secretary of the meeting. In their absence, the chair of the meeting shall appoint another person to act as secretary of the meeting.

Section 2.9 Indemnification.

To the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless any person who is or was made, or threatened to be made, a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (a “Proceeding”), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprises including non-profit enterprises (an “Other Entity”), against all liabilities and losses, judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements). Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other

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Entity at the request of the Corporation to the extent the Board of Directors at any time specifies that such persons are entitled to the benefits of this Section 2.9. Except as otherwise provided in Section 2.11 hereof, the Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors. For the purposes of the indemnification and advancement rights provided in this Article II, the term “officer” shall mean the President, other officers of the Corporation that may be elected by the Board of Directors from time to time, and such other employees as the Board of Directors shall designate in writing.

Section 2.10 Advancement of Expenses.

The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding in advance of the final disposition of such Proceeding; provided, however, that, if required by the laws of the State of Delaware, such expenses incurred by or on behalf of any director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the Corporation of an undertaking, by or on behalf of such director or officer (or other person indemnified hereunder), to repay any such amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director, officer or other person is not entitled to be indemnified for such expenses. Except as otherwise provided in Section 2.11 hereof, the Corporation shall be required to reimburse or advance expenses incurred by a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorized by the Board of Directors.

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Section 2.11 Claims.

If a claim for indemnification or advancement of expenses under this Article II is not paid in full within thirty (30) days after a written claim therefor by the person seeking indemnification or reimbursement or advancement of expenses has been received by the Corporation, the person may file suit to recover the unpaid amount of such claim and, if successful, in whole or in part, shall be entitled to be paid the reasonable expenses of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the person seeking indemnification or reimbursement or advancement of expenses is not entitled to the requested indemnification, reimbursement or advancement of expenses under applicable law.

Section 2.12 Amendment, Modification or Repeal.

Any amendment, modification or repeal of the foregoing provisions of this Article II shall not adversely affect any right or protection hereunder of any person entitled to indemnification under Section 2.9 hereof in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 2.13 Nonexclusivity of Rights.

The rights conferred on any person by this Article II shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

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Section 2.14 Other Sources.

The Corporation’s obligation, if any, to indemnify or to advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of an Other Entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such Other Entity.

Section 2.15 Other Indemnification and Prepayment of Expenses.

This Article II shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to additional persons when and as authorized by appropriate corporate action.

Section 2.16 Committees of the Board of Directors.

The Board of Directors may create, appoint the members of, authorize and empower one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve, any such committee. A majority of any such committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide.

Section 2.17 Directors’ Compensation.

Directors shall receive such compensation for attendance at any meetings of the Board of Directors and any expenses incidental to the performance of their duties as the Board of Directors shall determine by resolution. Such compensation may be in addition to any compensation received by the members of the Board of Directors in any other capacity.

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Section 2.18 Action Without Meeting.

Nothing contained in these Bylaws shall be deemed to restrict the power of members of the Board of Directors or any committee designated by the Board of Directors to take any action required or permitted to be taken by them at any meeting of the Board of Directors or of any committee thereof, without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writings or transmissions are filed with the minutes of proceedings of the Board of Directors or the applicable committee.

ARTICLE III

OFFICERS

Section 3.1 Officers.

The Board of Directors shall elect a President of the Corporation. The Board of Directors may also elect such Vice Presidents as in the opinion of the Board of Directors the business of the Corporation requires, a Treasurer and a Secretary, each of which will be officers, and any of whom may or may not be directors. The Board of Directors may also elect, from time to time, such other or additional officers as in its opinion are desirable for the conduct of business of the Corporation. Any person may hold at one time two or more offices.

Unless otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until their successor is elected and qualified or until their earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any

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officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 3.2 Powers and Duties of Officers.

The President shall also be the Chief Executive Officer of the Corporation and shall have overall responsibility for the management and direction of the business and affairs of the Corporation and its subsidiaries and shall exercise the general duties of supervision and management which customarily pertain to a chief executive officer and the office of the president and such other duties as may be prescribed from time to time by the Board of Directors. The President shall be the senior officer of the Corporation and in the absence or disability of the Chair of the Board, the President shall perform the duties and exercise the powers of the office of Chair of the Board. The President may sign, execute and deliver, in the name of the Corporation, powers of attorney, contracts, bonds and other obligations.

Vice Presidents shall have such powers and perform such duties as may be assigned to them by the President or the Board of Directors. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of their duties which implement policies established by the Board of Directors.

The Treasurer may also serve as the chief financial officer of the Corporation. Unless the Board of Directors otherwise declares by resolution, the Treasurer shall have general custody of all the funds and securities of the Corporation and general supervision of the collection and disbursement of funds of the Corporation. The Treasurer shall endorse for

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collection on behalf of the Corporation checks, notes and other obligations, and shall deposit the same to the credit of the Corporation in such bank or banks or depository as the Board of Directors may designate. The Treasurer may sign, with the President or such other person or persons as may be designated for the purpose by the Board of Directors, all bills of exchange or promissory notes of the Corporation. The Treasurer shall enter or cause to be entered regularly in the books of the Corporation a full and accurate account of all moneys received and paid by them on account of the Corporation, shall at all reasonable times exhibit their books and accounts to any director of the Corporation upon application at the office of the Corporation during business hours and, whenever required by the Board of Directors or the President, shall render a statement of their accounts. The Treasurer shall perform such other duties as may be prescribed from time to time by the Board of Directors, the President or by these Bylaws. Any Assistant Treasurer shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors or the President may from time to time prescribe.

The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors. The Secretary shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board of Directors. The Secretary shall have custody of the corporate seal, minutes and records relating to the conduct and acts of the stockholders and Board of Directors, which shall, at all reasonable times, be open to the examination of any director. The Secretary or any Assistant Secretary may certify the record of proceedings of the meetings of the stockholders or of the Board of Directors or resolutions adopted at such meetings, may sign or attest certificates, statements or reports required to be filed with governmental bodies or officials, may sign acknowledgments of instruments, may give notices of meetings and shall perform such other duties and have such other powers as the Board of Directors, the Chair of the Board or the President may from time to time prescribe.

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Section 3.3 Bank Accounts.

In addition to such bank accounts as may be authorized in the usual manner by resolution of the Board of Directors, the Treasurer, with approval of the President, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as they may deem necessary or appropriate, provided payments from such bank accounts are to be made upon and according to the check of the Corporation, which may be signed jointly or singularly by either the manual or facsimile signature or signatures of such officers or employees of the Corporation as shall be specified in the written instructions of the Treasurer or Assistant Treasurer of the Corporation with the approval of the President of the Corporation.

Section 3.4 Proxies; Stock Transfers.

Unless otherwise provided in the Certificate of Incorporation or directed by the Board of Directors, the Chair of the Board or the President or any Vice President or their designees shall have full power and authority on behalf of the Corporation to attend and to vote upon all matters and resolutions at any meeting of stockholders of any corporation in which this Corporation may hold stock, and may exercise on behalf of this Corporation any and all of the rights and powers incident to the ownership of such stock at any such meeting, whether regular or special, and at all adjournments thereof, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock, with full power of substitution or revocation.

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ARTICLE IV

CAPITAL STOCK

Section 4.1 Shares.

The shares of the Corporation shall be represented by a certificate or shall be uncertificated. Certificates shall be signed by the Chair of the Board or the President and by the Secretary or the Treasurer, and sealed with the seal of the Corporation. Such seal may be a facsimile, engraved or printed. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the Delaware General Corporation Law or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights.

Any of or all the signatures on a certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such an officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such officer, transfer agent or registrar had not ceased to hold such position at the time of its issuance.

Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

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Section 4.2 Transfer of Shares.

(a) Upon surrender to the Corporation or the transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares such uncertificated shares shall be cancelled, and the issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

(b) The person in whose name shares of stock stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 4.3 Lost Certificates.

The Board of Directors or any transfer agent of the Corporation may direct a new certificate or certificates or uncertificated shares representing stock of the Corporation to be issued in place of any certificate or certificates theretofore issued by the Corporation, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors (or any transfer agent of the Corporation authorized to do so by a resolution of the Board of Directors) may, in its

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discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or their legal representative, to give the Corporation a bond in such sum as the Board of Directors (or any transfer agent so authorized) shall direct to indemnify the Corporation and the transfer agent against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificates or uncertificated shares, and such requirement may be general or confined to specific instances.

Section 4.4 Transfer Agent and Registrar.

The Board of Directors may appoint one or more transfer agents and one or more registrars, and may require all certificates for shares to bear the manual or facsimile signature or signatures of any of them.

Section 4.5 Regulations.

The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, registration, cancellation and replacement of certificates representing stock of the Corporation or uncertificated shares, which rules and regulations shall comply in all respects with the rules and regulations of the transfer agent.

ARTICLE V

GENERAL PROVISIONS

Section 5.1 Offices.

The Corporation shall maintain a registered office in the State of Delaware as required by the laws of the State of Delaware. The Corporation may also have offices in such other places, either within or without the State of Delaware, as the Board of Directors may from time to time designate or as the business of the Corporation may require.

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Section 5.2 Corporate Seal.

The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization, and the words “Corporate Seal” and “Delaware.”

Section 5.3 Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 5.4 Notices and Waivers Thereof.

Whenever any notice is required by the laws of the State of Delaware, the Certificate of Incorporation or these Bylaws to be given to any stockholder, director or officer, such notice, except as otherwise provided by law, may be given personally, or by mail, or, in the case of directors or officers, by electronic mail or facsimile transmission, addressed to such address as appears on the books of the Corporation. Any notice given by electronic mail or facsimile transmission shall be deemed to have been given when it shall have been transmitted and any notice given by mail shall be deemed to have been given three (3) business days after it shall have been deposited in the United States mail with postage thereon prepaid.

Whenever any notice is required to be given by law, the Certificate of Incorporation, or these Bylaws, a written waiver thereof, signed by the person entitled to such notice, whether before or after the meeting or the time stated therein, shall be deemed equivalent in all respects to such notice to the full extent permitted by law.

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Section 5.5 Saving Clause.

These Bylaws are subject to the provisions of the Certificate of Incorporation and applicable law. In the event any provision of these Bylaws is inconsistent with the Certificate of Incorporation or the corporate laws of the State of Delaware, such provision shall be invalid to the extent only of such conflict, and such conflict shall not affect the validity of any other provision of these Bylaws.

Section 5.6 Amendments.

As provided in Article Tenth of the Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, subject to the rights of the holders of any series of preferred stock, the Board of Directors, by action taken by the affirmative vote of a majority of the members of the Board of Directors then in office, is hereby expressly authorized and empowered to adopt, amend or repeal any provision of the Bylaws of this Corporation.

Subject to the rights of the holders of any series of preferred stock, these Bylaws may be adopted, amended or repealed by the affirmative vote of the holders of not less than two-thirds (66 2/3%) of the total voting power of the then outstanding capital stock of the Corporation entitled to vote thereon; provided, however, that this paragraph shall not apply to, and no vote of the stockholders of the Corporation shall be required to authorize, the adoption, amendment or repeal of any provision of the Bylaws by the Board of Directors in accordance with the preceding paragraph.

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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-261188) on Form S-4 of Discovery, Inc. of our report dated March 4, 2022, relating to the combined financial statements of AT&T WarnerMedia Business (A Component of AT&T Inc.) as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, and the related notes thereto, appearing in the Current Report on Form 8-K of Discovery, Inc. dated March 7, 2022.

/s/ Ernst & Young LLP

Dallas, Texas

March 7, 2022

Exhibit 99.1

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Financial Statements

AT&T WarnerMedia Business

(A component of AT&T Inc.)

Years Ended December 31, 2019, 2020 and 2021

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance of AT&T WarnerMedia Business (A Component of AT&T Inc.).

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the AT&T WarnerMedia Business (A Component of AT&T Inc.) (the Company) as of December 31, 2021 and 2020, the related combined statements of operations, other comprehensive income, cash flows and equity for each of the three years in period ended December 31, 2021, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to Those Charged with Governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Pre-release film impairments

Description of the Matter	As disclosed in Note 2 to the combined financial statements, film costs are stated at the lower of cost, less accumulated amortization, or fair value. As disclosed in Note 11 to the combined financial statements, the unamortized balance related to completed and not released and in production theatrical films was $343 million and $1,687 million at December 31, 2021, respectively.

Auditing the Company’s impairment evaluation for theatrical films prior to release is challenging and subjective as the key inputs into the analysis include estimates of future revenue-generating activities, which may differ from future actual results. These estimates are based in part on the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s theatrical impairment review process. Our procedures included testing controls over management’s review of unreleased theatrical films for indicators of impairment and management’s determination of the significant assumptions described above.

Our audit procedures to test management’s assessment of unreleased theatrical films for impairment included, among others, testing the completeness and accuracy of the underlying data as well as the significant assumptions described above. For example, we assessed management’s assumptions of future revenue-generating activities by comparing them to historical performance of comparable films and to current operating information, and we considered the historical accuracy of management’s estimates. We also performed sensitivity analyses to evaluate the potential changes in the estimated profitability of unreleased films resulting from changes in the assumptions.

Evaluation of goodwill for impairment

Description of the Matter

At December 31, 2021, the Company’s goodwill balance was $39,692 million. As discussed in Note 2 to the combined financial statements, reporting unit goodwill is tested at least annually for impairment. Estimating fair value in connection with this impairment evaluation involves the utilization of the discounted cash flow model and market multiples valuation approaches.

Auditing management’s annual goodwill impairment test was complex because the estimation of fair value involves subjective management assumptions, such as estimates of the projected rates of discrete and long-term growth of cash flows and weighted average cost of capital. These assumptions are forward-looking and could be affected by shifts in the evolving market landscape. Changes in these assumptions can have a material effect on the determination of fair value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment evaluation processes. Our procedures included testing controls over management’s review of the valuation models and the significant assumptions described above.

Our audit procedures to test management’s impairment evaluation included, among others, assessing the valuation methodologies and significant assumptions discussed above and the underlying data used to develop such assumptions. For example, we compared the significant assumptions to current industry, market and economic trends, and other guideline companies in the same industry. Where appropriate, we evaluated whether changes to the Company’s business model, customer base and other factors would affect the significant assumptions. We also assessed the historical accuracy of management’s estimates and performed independent sensitivity analyses. We involved our valuation specialists to assist us in performing our audit procedures to test the estimated fair value of the Company’s reporting unit.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Dallas, Texas

March 4, 2022

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Operations

(In Millions)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Revenues
Subscription revenue	$12,585	$10,758	$10,582
Advertising revenue	4,357	3,925	4,537
Content revenue	12,016	9,324	13,214
Related party revenue	3,615	3,384	3,612
Other revenue	899	755	981

Total operating revenue	33,472	28,146	32,926

Operating Expenses
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	19,472	15,956	18,010
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)	7,142	6,112	6,181
Related party expense	399	704	292
Depreciation and amortization expense	4,551	4,961	5,360

Total operating expense	31,564	27,733	29,843

Operating Income	1,908	413	3,083

Other Expenses
Interest expense, net	142	147	426
Other expense, net	249	329	243

Total other expenses	391	476	669

Income (loss) before income taxes	1,517	(63)	2,414

Income tax expense (benefit)	261	(75)	134

Net income	$1,256	$12	$2,280

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Other Comprehensive Income

(In Millions)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income	$1,256	$12	$2,280
Other comprehensive income, net of tax:
Foreign currency translation
Unrealized (losses) gains occurring during the period, net of taxes of $(6), $2 and $9	(176)	128	47
Benefit obligations
Prior service cost, net of taxes of $7, $0 and $(1)	(30)	(2)	(3)
Derivative instruments
Unrealized (losses) gains occurring during the period, net of taxes of $4, $(2) and $(2)	(13)	1	8
Reclassification adjustment included in net income, net of taxes of $0, $(2) and $1	(1)	1	(5)

Change in derivative instruments	(14)	2	3

Other comprehensive (loss) income	(220)	128	47

Total Comprehensive Income	$1,036	$140	$2,327

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Balance Sheets

(In Millions)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$1,879	$1,494
Accounts receivable – net of related allowance for credit loss of $100 and $212	4,399	5,738
Related party accounts receivable	593	429
Prepaid expenses	590	663
Other current assets	496	478

Total current assets	7,957	8,802

Noncurrent inventories and theatrical film and television production costs	18,923	14,728
Property, plant and equipment, net	4,238	4,408
Goodwill	39,692	40,214
Trademarks and tradenames, net	16,688	17,339
Distribution networks, net	11,942	13,793
Other intangible assets, net	11,643	13,113
Investments, including available-for-sale securities	1,388	1,189
Operating lease right-of-use assets	2,357	2,381
Other assets	3,013	2,539

Total assets	$117,841	$118,506

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$10,652	$9,708
Related party accounts payable	88	48
Debt maturing within one year	10	22
Other current liabilities	1,566	1,611

Total current liabilities	12,316	11,389

Noncurrent liabilities
Long-term debt	1,713	1,765
Deferred income taxes	11,361	11,703
Postemployment benefit obligation	75	84
Other noncurrent liabilities	7,102	6,998

Total liabilities	32,567	31,939

Commitments and contingencies (Note 20)

Equity
Net parent investment	85,356	86,429
Accumulated other comprehensive (loss) income	(82)	138

Total equity	85,274	86,567

Total liabilities and equity	$117,841	$118,506

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Cash Flows

(In Millions)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating Activities
Net income	$1,256	$12	$2,280
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of film and television costs	10,717	8,688	9,553
Depreciation and amortization	4,551	4,961	5,360
Provision for uncollectible accounts	(43)	71	28
Asset impairments	157	808	255
Share-based compensation expense	187	216	194
Net loss on investment, net of impairments	217	168	38
Actuarial (gain) loss on pension and postretirement benefits	(221)	153	13
Deferred income tax (benefit)	(372)	(499)	(221)
Net accretion/amortization of discount (premium)	(17)	(16)	(26)
Gain on early extinguishment of debt	—	—	(187)
Premiums paid and costs incurred on debt redemption	—	13	376
Changes in operating assets and liabilities:
Receivables	1,258	374	3,619
Prepaid expenses and other current assets	53	(233)	28
Inventories and theatrical film and television production costs	(14,938)	(11,446)	(11,921)
Operating lease-right of use assets	51	80	122
Accounts payable and other accrued liabilities	853	1,036	(380)
Postretirement claims and contributions	(138)	(145)	(104)
Other, net	(328)	414	(144)

Cash Provided by Operating Activities	3,243	4,655	8,883

Investing Activities
Capital expenditures	(769)	(608)	(675)
(Purchases) sales of investments, net	(205)	(42)	224
Dispositions	473	65	245
Acquisitions, net of cash acquired	—	(233)	—

Cash Used in Investing Activities	(501)	(818)	(206)

Financing Activities
Repayment of long-term debt	(2)	(172)	(15,435)
Principal payments on finance leases	(34)	(20)	(16)
Premiums paid and costs incurred on debt redemption	—	(13)	(376)
Net transfers (to) from Parent	(2,322)	(4,214)	7,767

Cash Used in Financing Activities	(2,358)	(4,419)	(8,060)

Net increase (decrease) in cash and cash equivalents and restricted cash	384	(582)	617
Cash and cash equivalents and restricted cash at beginning of year	1,495	2,077	1,460

Cash and Cash Equivalents and Restricted Cash End of Period	$1,879	$1,495	$2,077

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Combined Statements of Equity

(In Millions)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net Parent Investment
Balance at beginning of period	$86,429	$90,507	$80,380
Net income	1,256	12	2,280
Share-based compensation funded by Parent	187	216	194
Net transfers (from) to Parent	(2,516)	(4,306)	7,653

Balance at end of period	85,356	86,429	90,507

Accumulated other comprehensive (loss) income, net of tax
Balance at beginning of period	$138	$10	$(37)
Other comprehensive (loss) income	(220)	128	47

Balance at end of period	(82)	138	10

Total equity at end of period	$85,274	$86,567	$90,517

The accompanying notes are an integral part of the Combined Financial Statements.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

The accompanying Combined Financial Statements include the accounts of all operations that comprise AT&T Inc.’s (“AT&T” or the “Parent”) WarnerMedia segment excluding the Xandr, Crunchyroll, Chilevision and Playdemic Limited businesses (the “Company,” “WarnerMedia,” “we” or “us”). On May 17, 2021, AT&T announced a definitive agreement (the “Transaction”) to combine the Company with Discovery, Inc.’s (“Discovery”) leading nonfiction and international entertainment and sports businesses to create a standalone global entertainment company. Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, AT&T will receive $43,000 (subject to net working capital and other adjustments) in a combination of cash, debt securities and the Company’s retention of certain debt. AT&T’s shareholders that hold the Company’s common stock immediately prior to the merger will be entitled to receive stock of the combined company representing 71% of the combined company and Discovery shareholders immediately prior to the merger will own 29% of the combined company, in each case on a fully diluted basis. The Transaction is subject to customary closing conditions including approval by regulatory authorities. On February 1, 2022, AT&T announced that the structure of the distribution will be a pro rata distribution rather than an exchange offer. In the distribution, each AT&T shareholder will receive, on a tax-free basis, an estimated 0.24 shares of the Company’s common stock for each AT&T common share held as of the record date for the pro rata distribution. Upon closing of the Transaction, each share of the Company’s common stock will automatically convert into the right to receive a number of shares of the stock of the combined company. The exact number of shares of the stock of the combined company to be received by AT&T shareholders for each AT&T common share in connection with the Transaction will be determined closer to the closing based on the number of AT&T common shares outstanding and the number of shares of the common stock of the combined company outstanding immediately prior to the merger on a fully diluted, as-converted (including as a result of the reclassification and conversion of Discovery’s capital stock into the common stock of the combined company in connection with the Transaction) and as-exercised basis. AT&T shareholders will continue to hold the same number of AT&T common shares after the Transaction closes.

We are a global media and entertainment company that develops, produces and acquires feature films, television, gaming and other content for monetization in various media outlets including theatrical, basic and premium pay television, free-to-air television, direct-to-consumer services and physical / digital retail stores.

On June 14th, 2018, AT&T completed its acquisition of Time Warner Inc. (“Time Warner”), a leading media and entertainment company, whose businesses include television networks, film and TV entertainment (the “Acquisition”). Upon closing of the Acquisition, the Time Warner business became a wholly owned subsidiary of AT&T and is included in the WarnerMedia segment. The accompanying Combined Financial Statements reflect the pushdown of acquisition accounting for the assets and liabilities of the Company which existed as of the acquisition date.

Basis of Presentation

Our Combined Financial Statements represent the operations of WarnerMedia and have been prepared on a carve-out basis. Our Combined Financial Statements have been derived from AT&T’s consolidated financial statements and accounting records and reflect our Combined Statements of Operations, Balance Sheets and Statements of Cash Flows in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

AT&T provides certain corporate services to the Company and costs associated with these services have been allocated accordingly. These allocations include costs related to corporate finance, human resources, business development, legal, treasury, real estate, external affairs, compliance and other services. The costs of such services have been allocated to us based on an allocation metric which best represents our portion of corporate expenses incurred, primarily based on the relative percentage of expected revenue. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses that would have been incurred had we been operating independently for the periods presented. See Note 13.

AT&T maintains a number of share-based compensation plans, pension plans, and post-retirement plans at a corporate level. Our employees participate in those programs and, as such, we were charged a portion of the expenses associated with these programs. However, our Combined Balance Sheets do not include any AT&T equity related to the share-based compensation programs or any pension or post-retirement assets or liabilities where AT&T is the sponsor of the corresponding plan. See Note 16.

AT&T maintains a number of insurance policies including general liability, automobile, production related insurance, and employers’ liability. We have traditionally maintained policies through AT&T that provide limited coverage for these risks, and as such, we were allocated a portion of the expenses associated with these policies, excluding production related insurance in 2021 covered through a new master policy that will not convey with the transaction. The change results in approximately $150 less of insurance costs reflected in related party expenses in 2021. Additionally, we purchase insurance coverage to comply with local insurance regulations and contractual requirements. AT&T self-insures certain other risks including those associated with property damages. It is our policy to accrue for amounts related to these risks if it is probable a loss has been incurred, the amount is reasonably estimable, and we are directly liable for a loss.

“Net parent investment” represents AT&T’s interests in the recorded net assets of the Company. The net investment balance represents the cumulative net investment by AT&T in the Company through the periods presented, including any prior net income or comprehensive (loss) income attributable to the Company. Certain transactions between the Company and AT&T, including allocated expenses, are also included in and reflected as a change in parent’s net investment on the Combined Balance Sheets.

All significant intercompany balances that do not have established written agreements and do not settle in cash between AT&T and the Company have been eliminated for the periods presented and are included in Net Parent Investment.

The Combined Financial Statements may not be indicative of our future performance and do not necessarily reflect what our Combined Statements of Operations, Balance Sheets and Statements of Cash Flows would have been had we operated as an independent business during the periods presented. To the extent that an asset, liability, revenue or expense is directly attributable to the Company, it is reflected in the accompanying Combined Financial Statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions, including potential impacts arising from the COVID-19 pandemic and other estimates of probable losses and expenses, that affect the amounts reported in the Combined Financial Statements and accompanying notes. Actual results could differ from those estimates.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Accounting Standards Adopted During the Periods Presented

Income Taxes

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (ASU 2019-12), which was expected to simplify income tax accounting requirements in areas deemed costly and complex. The amendments under ASU 2019-12 were effective as of January 1, 2021, and interim periods within that year, with early adoption permitted in its entirety as of the beginning of the year of adoption. We early adopted this ASU as of January 1, 2020 and the adoption did not have a material impact on our financial statements.

Credit Losses

As of January 1, 2020, we adopted, through modified retrospective application, ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or Accounting Standards Codification (ASC) 326 (ASC 326), which replaces the incurred loss impairment methodology under prior GAAP with an expected credit loss model. ASC 326 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance-sheet credit exposures not accounted for as insurance contracts and other financial assets that are not subject to fair value through net income, as defined by the standard. Under the expected credit loss model, we are required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. Our adoption of ASC 326 did not have a material impact on our financial statements.

Leases

As of January 1, 2019, we adopted, with modified retrospective application, the FASB’s ASU No. 2016-02, “Leases (Topic 842)” (ASC 842), which replaces existing leasing rules with a comprehensive lease measurement and recognition standard and expanded disclosure requirements. See Note 9. ASC 842 requires lessees to recognize most leases on their balance sheets as liabilities, with corresponding “right-of-use” assets. For recognition purposes within the Combined Statements of Operations, leases are classified as either a finance or an operating lease without relying upon bright-line tests.

The key change upon adoption of the standard was balance sheet recognition of most operating leases, given that the recognition of lease expense in our Combined Statements of Operations is similar to our historical accounting. Using the modified retrospective transition method of adoption, we did not adjust the Combined Balance Sheets for comparative periods but recorded a cumulative effect adjustment to retained earnings on January 1, 2019. We elected the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allowed us to carry forward our historical lease classification. We excluded leases with original terms of one year or less. All variable lease payments are expensed as incurred and are not included in the measurement of right-of-use assets and lease liabilities. Additionally, we elected to not separate lease and non-lease components for certain classes of assets. Our accounting for finance leases did not change from our prior accounting for capital leases.

The adoption of ASC 842 resulted in the recognition of an operating lease liability and operating right-of-use asset of $858. Existing prepaid and deferred rent accruals were recorded as an offset to the right-of-use asset, resulting in a net asset of $767. The adoption had no material effect on equity. The standard did not materially impact our Combined Statements of Operations or Combined Statements of Cash Flows.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

We review leases for which we are involved in construction to determine if we are considered to be the owner for accounting purposes during the construction period. If we are determined to be the owner for accounting purposes, we follow build-to-suit accounting and capitalize direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period, we assess whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, we will continue to be considered the owner of the building for accounting purposes.

Deferral of Episodic Television and Film costs

In March 2019, the FASB issued ASU No. 2019-02, “Entertainment-Films-Other Assets-Film Costs (Subtopic 926-20) and Entertainment-Broadcasters-Intangibles-Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials” (ASU 2019-02), which we early adopted as of January 1, 2019, with prospective application. The standard eliminates certain revenue-related constraints on capitalization of inventory costs for episodic television that existed under prior guidance. In addition, the balance sheet classification requirements that existed in prior guidance for film production costs and programming inventory were eliminated. As of January 1, 2019, we reclassified $2,270 of our programming inventory costs from “Other current assets” to “Noncurrent inventories and theatrical film and television production costs” in accordance with the guidance. See Note 11. This change in accounting did not materially impact our Combined Statements of Operations.

Summary of Significant Accounting Policies

The following is a discussion of each of our critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies.

Cash and Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2021, we held $1,787 in cash and $92 in money market funds and other cash equivalents. Of our total cash and cash equivalents, $984 resided in foreign jurisdictions and is denominated in their local currency and could be subject to foreign exchange risk, some of which is subject to restrictions on repatriation.

Our cash is held in bank accounts to which we hold legal title. The balance at the end of each period will be reflected on our Combined Balance Sheets, less amounts that are swept to accounts owned by AT&T.

Cost of revenues

We include in cost of revenues production cost amortization (excluding amortization of released television and film content acquired in a business combination), net participation costs, amortization of games development costs, and other direct and indirect costs.

We classify released television and film content acquired in a business combination as an intangible asset included in “Other intangible assets, net” and any related amortization is included within “Depreciation and amortization expense”, consistent with our policy for amortization of all assets included in “Other intangible assets, net”.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Depreciation and amortization expense

Depreciation includes expense pertaining to property, plant and equipment. Amortization includes     expense pertaining to intangibles of released television and film content acquired in a business combination, trademarks and tradenames, distribution networks, and other intangible assets.

Allowance for Credit Losses

We record expense to maintain an allowance for credit losses for estimated losses that result from the failure or inability of our customers to make required payments deemed collectible from the customer when the service was provided or product was delivered. When determining the allowances for trade receivables and loans, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends and general economic factors, including bankruptcy rates. We also consider future economic trends to estimate expected credit losses over the lifetime of the asset. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as catastrophes or pending bankruptcies.

Licensed Programming Inventory and Film and Television Production Costs

We produce and license programming for exhibition on our ad-supported networks, premium pay television and streaming services. We also produce films for theatrical exhibition and programs for third party television and streaming services.

Costs to produce television programs and feature films are capitalized as incurred. For licensed programming, a programming inventory asset and a corresponding liability payable to the licensor are recorded (on a discounted basis if the license agreements are long-term) when (i) the cost of the programming is reasonably determined, (ii) the programming material has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced.

Content that is initially intended to be released theatrically or exhibited on a third-party television network or streaming service is generally considered to be predominately monetized on an individual basis. Content that is initially intended to be exhibited on our streaming service or television networks is generally considered to be predominately monetized as part of a film group. Changes in predominant monetization strategy (e.g., a film greenlit for theatrical release will only be exhibited on our streaming service) is a triggering event for impairment testing before the title is accounted for as part of the film group.

For films and television programs predominantly monetized individually, the amount of capitalized film and television production costs and the amount of participations and residuals to be recognized as expense in a particular period are determined using the film forecast method. Under this method, the amortization of capitalized costs and the accrual of participations and residuals are based on the proportion of the film’s (or television program’s) revenues recognized for such period to the film’s (or television program’s) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s (or television program’s) remaining life cycle).

The process of estimating a film’s ultimate revenues requires us to make a series of judgments related to future revenue-generating activities associated with a particular film. To the extent that the ultimate revenues are

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

adjusted, the resulting gross margin reported on the exploitation of that film or television series in a period is also adjusted. See Note 11. Prior to the theatrical release of a film, our estimates are based on factors such as the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released. For a film (or television program) that is predominately monetized on its own but also monetized with other films and/or programs, we make a reasonable estimate of the value attributable to the film or program’s exploitation while monetized with other films/programs and expense such costs as the film or television program is exhibited. The period over which ultimate revenues are estimated generally does not exceed ten years from the initial release of a motion picture or from the date of delivery of the first episode of an episodic television series. Estimates are updated based on information available during the film’s production and, upon release, the actual results of each film.

For programming that is predominantly monetized as part of a film group, which includes our acquired programming rights and certain internally-produced television programs (and films), capitalized production costs are amortized using a reasonably reliable estimate of the use of the program (for example, derived from historic viewership patterns), adjusted for any significant individual monetization earnings using a revenue forecast model. Licensed programming rights are typically amortized over the useful life of the license period on a straight-line basis (or per-play basis, if greater, for our advertising-supported networks), or accelerated basis for licensed original programs. When we have the right to exhibit feature theatrical programming in multiple windows over a number of years, historical audience viewership is used as the basis for determining the amount of programming amortization attributable to each window.

Rights fees paid for sports programming arrangements are generally amortized using a revenue-forecast model, in which the rights fees are amortized using the ratio of current period advertising revenue to total estimated remaining advertising revenue over the term of the arrangement.

Film and television production costs on our Combined Balance Sheets include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. Film and television production costs, and licensed programming inventory, are stated at the lower of cost, less accumulated amortization, or fair value.

Unamortized film costs are tested for impairment whenever events or changes in circumstances indicate that the fair value of a film (or television program) predominately monetized on its own, or a film group, may be less than its unamortized costs. If the carrying value of an individual feature film or television program, or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference.

For content that is predominately monetized individually, we utilize estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying value of a film or television program is impaired. For content that is predominately monetized as a film group, we evaluate the fair value of the content in the aggregate at the group level by assessing the applicable group’s projected profitability. Changes in management’s intended usage of a specific program, such as a decision to no longer exhibit that program and forgo the use of the rights associated with the program license, result in a reassessment of that program’s fair value, which could result in an impairment. See Note 11.

Software Costs

We capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in “Property, plant and equipment, net” on our Combined Balance Sheets.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

We amortize capitalized software costs over a three to five-year period, reflecting the estimated period during which these assets will remain in service.

Investments

Investments in common stock in companies in which we have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when we own between 20% and 50% of the voting interests in the investee, hold substantial management rights, or hold an interest greater than 3% in an investee that is a limited liability partnership or limited liability company that is treated as a flow-through entity.

Under the equity method of accounting, only our investment in and amounts due to and from the equity investee are included in our Combined Balance Sheets; only our share of the investee’s earnings (losses) is included in our Combined Statements of Operations; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee are included in our Combined Statements of Cash Flows. If previous equity method losses have reduced the carrying value of our equity method investment to zero, we continue to record our share of equity method losses to the extent we have (i) other investments in the investee, (ii) guaranteed obligations of the investee or (iii) committed to provide further financial support for the investee.

For equity method investments, we regularly review our investments to determine whether there is a decline in fair value below book value. If there is a decline that is other-than-temporary, the investment is written down to fair value. For equity investments without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Unrealized gains and losses on investments accounted for at fair value are reported in our Combined Statements of Operations. Dividends, return on investments, and other distributions of earnings from investments in companies in which we do not have a controlling voting interest or over which we are unable to exert significant influence are included in “Other expense, net” in our Combined Statements of Operations, when declared. For more information, see Note 7.

Foreign Currency Translation

Financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated at the rates of exchange on the balance sheet date for assets and liabilities and at average rates of exchange for revenues and expenses during the period. Translation gains or losses on assets and liabilities are included as a component of “Accumulated other comprehensive (loss) income” on the Combined Balance Sheets. Operations in countries with highly inflationary economies use the U.S. dollar as the functional currency.

We hedge a portion of the foreign currency exchange risk involved in certain foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk. See Note 14.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which were initially recorded at fair value. Additions to property, plant and equipment generally include material, labor and overhead. We also capitalize certain costs associated with coding, software configuration, upgrades and

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

enhancements incurred for the development of internal use software. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Depreciation is recorded on a straight-line basis over estimated useful lives of the related asset. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement or the term of the applicable lease. We periodically evaluate the depreciation periods of property, plant and equipment to determine whether a revision to the assets’ estimates of useful lives is warranted.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Goodwill and Other Intangible Assets

We have the following major classes of intangible assets: goodwill, distribution and advertising networks, trademarks and trade names, film and television libraries, franchises (or character rights), customer lists and various other finite-lived intangible assets. See Note 10.

Goodwill represents the excess of consideration paid over the fair value of identifiable net assets acquired in business combinations. Goodwill is tested annually for impairment as of October 1 or earlier upon the occurrence of certain events or substantive changes in circumstances. As of December 31, 2021, no events or substantive changes had occurred to indicate an impairment. Goodwill is tested for impairment at the reporting unit level. A reporting unit is either the “operating segment level,” or one level below, which is referred to as a “component.” Since WarnerMedia operates as an integrated content organization that is managed and evaluated by the segment manager as one business with various revenue streams, we consider WarnerMedia to be a single operating segment. At December 31, 2021, our single operating segment is comprised of a single reporting unit. Goodwill is tested by comparing the carrying amount of the operating segment or reporting unit to the fair value using both discounted cash flow as well as market multiple approaches.

As of October 1, 2021, the WarnerMedia segment fair value exceeded its book value by less than 10% with increased investment in content and distribution expenses affecting fair value. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the weighted average cost of capital increased by 0.5%, the fair values would still be higher than the book value of the goodwill. For the WarnerMedia reporting unit as of October 1, 2021, if the projected rate of longer-term growth of cash flows or revenues declined by 4.4%, or if the weighted average cost of capital increased by 0.6%, it would have resulted in impairment of the goodwill.

Intangible assets that have finite useful lives are amortized over their estimated useful lives. See Note 10. Finite-lived trademarks and trade names and customer relationships such as distribution networks and in-place advertiser network are amortized using the straight-line method over the estimated useful life of the assets. Film library is amortized using the film forecast computation method. The remaining finite-lived intangible assets are generally amortized using the straight-line method. These assets, along with other long-lived assets, are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Accounting for Pension Plans

We have both funded and unfunded defined benefit pension plans, the substantial majority of which are noncontributory, covering certain domestic employees and, to a lesser extent, have various defined benefit plans, primarily noncontributory, covering certain international employees. Pension benefits are based on formulas that reflect the participating employees’ qualifying years of service and compensation. Our largest defined benefit pension plan is closed for new employees and frozen to future benefit accruals. We used a December 31 measurement date for the periods ended December 31, 2019, 2020 and 2021. The pension expense recognized by us is determined using certain assumptions, including the expected long-term rate of return on plan assets, the interest factor implied by the discount rate and the rate of compensation increases. We also contribute to several multiemployer pension plans under the terms of collective bargaining agreements that cover certain employees. Pension expense for these plans is recognized as contributions are made. See Note 16.

Equity-Based Compensation

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units which will vest over a period of one to four years in accordance with the terms of those plans. See Note 17.

Advertising Costs

We expense advertising costs as they are incurred, which generally is when the advertising is exhibited or aired. Advertising expense to third parties was $3,584 in 2021, $2,518 in 2020 and $2,945 in 2019.

Collaborative Arrangements

Our collaborative arrangements primarily relate to arrangements entered into with third parties to jointly finance and distribute certain theatrical and television productions and an arrangement entered into with CBS Broadcasting, Inc. (“CBS”) and The National Collegiate Athletic Association (the “NCAA”).

Co-financing arrangements generally represent the assignment of an economic interest in a film or television series to a producing partner. We generally record the amounts received for the assignment of an interest as a reduction of production cost, as the partner assumes the risk for their share of the film or series asset. The substance of these arrangements is that the third-party partner owns an interest in the film or series; therefore, in each period, we reflect in the Combined Statements of Operations either a charge or benefit to “Cost of revenues” to reflect the estimate of the third-party partner’s interest in the profits or losses incurred on the film or series using the individual film forecast method, based on the terms of the arrangement. For our collaborative arrangements entered into with third parties to jointly finance and distribute certain theatrical and television productions, net participation costs of $567, $403 and $530 were recorded in “Cost of revenues” for the years ended December 31, 2021, 2020 and 2019, respectively.

The arrangement among Turner, CBS and the NCAA provides Turner and CBS with rights to the NCAA Division I Men’s Basketball Championship Tournament (the “NCAA Tournament”) in the United States and its territories and possessions through 2032.The aggregate programming rights fee, production costs, advertising revenues and sponsorship revenues related to the NCAA Tournament and related programming are shared equally by Turner and CBS. However, if the amount paid for the programming rights fee and production costs in any given year exceeds advertising and sponsorship revenues for that year, CBS’ share of such shortfall is limited

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

to specified annual caps. The amounts we incurred pursuant to the loss cap during the years ended December 31, 2021, 2020 and 2019 were immaterial. In accounting for this arrangement, we record advertising revenues for the advertisements aired on Turner’s networks and amortizes Turner’s share of the programming rights fee based on the ratio of current period advertising revenues to total advertising revenues over the term of the arrangement.

Income Taxes

For purposes of the Combined Financial Statements, income tax expense and deferred tax balances have been computed as if the Company filed income tax returns on a carve-out basis separate from AT&T. As a carve-out entity, deferred taxes and effective tax rate may differ from those in the historical periods.

The Company is included in AT&T’s Consolidated federal income tax return. Federal income taxes are provided for in accordance with the provisions of the Tax Allocation Agreement (the “Tax Agreement”) between the Company and AT&T. In general, the Company’s income tax provision under the Tax Agreement reflects the financial consequences of income, deductions and credits that can be utilized on a separate return basis or in consolidation with AT&T and that are assured of realization.

We record deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. We record valuation allowances against the deferred tax assets (included, together with our deferred income tax assets, as part of our reportable net deferred income tax liabilities on our Combined Balance Sheets), for which the realization is uncertain. We review these items regularly in light of changes in federal, state and foreign tax laws and changes in our business. See Note 15.

Other Inventory

Inventories other than film and television production costs and licensed programming inventory is comprised primarily of DVDs, Blu-ray Discs and game units and are stated at the lower of cost or net realizable value in “Other current assets”. Cost is determined using the average cost method for the majority of our inventory with the remaining inventory valued using the standard cost method. Returned goods included in inventory are valued at estimated realizable value, but not in excess of cost. See Note 11.

Game development costs are expensed as incurred before the applicable games reach technological feasibility, or for online hosted arrangements, before the preliminary project phase is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Upon release, the capitalized game development costs are amortized based on the proportion of the game’s revenues recognized for such period to the game’s total current and anticipated revenues. Unamortized capitalized game production and development costs are stated at the lower of cost, less accumulated amortization, or net realizable value and reported in “Other assets” on the Combined Balance Sheets. At December 31, 2021 and 2020, there were $718 and $489, respectively, of unamortized computer software costs related to games. Amortization of such costs were $38, $142 and $93 for the years ended December 31, 2021, 2020 and 2019, respectively. Included in such amortization are write-downs to net realizable value of certain game production costs of $9, $86 and $12 for the years ended December 31, 2021, 2020 and 2019, respectively.

Market Concentration

AT&T, our largest customer, makes up 10% of net revenue for the year ended December 31, 2020. For the years ended December 31, 2021 and 2019, no customer represents greater than 10% of our net revenue.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

New Accounting Standards

LIBOR

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04, as amended), which provides optional expedients, and allows for certain exceptions to existing GAAP, for contract modifications triggered by the expected market transition of certain benchmark interest rates to alternative reference rates. ASU 2020-04 applies to contracts, hedging relationships, certain derivatives and other arrangements that reference the London Interbank Offering Rate (LIBOR) or any other rates ending after December 31, 2022. ASU 2020-04 became effective immediately. The standard did not materially impact our Combined Financial Statements and related disclosures.

Government Assistance

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance” (ASU 2021-10), which requires annual disclosures, in the notes to the financial statements, about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other guidance. The annual disclosures include terms and conditions, accounting treatment and impacted financial statement lines reflecting the impact of the transactions. ASU 2021-10 will be effective for annual reporting periods beginning after December 15, 2021, under prospective or retrospective application for all in scope government transactions in the financial statements as of our adoption date or thereafter. We are evaluating the disclosure impacts of our adoption of ASU 2021-10.

NOTE 3. OTHER COMPREHENSIVE INCOME

Comprehensive income is reported in the Combined Statements of Other Comprehensive Income and consists of “Net income” and other gains and losses affecting shareholders’ equity that, under GAAP, are excluded from “Net income” in the Combined Statements of Operations. For us, such items consist primarily of foreign currency translation gains (losses), unrealized gains (losses) on certain derivative financial instruments and changes in benefit plan obligations.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following summary sets forth the activity within “Other comprehensive (loss) income.” All amounts are net of tax:

	Foreign Currency Translation Adjustment	Benefit Obligations	Net Unrealized Gains (Losses) on Cash Flow Hedges	Accumulated Other Comprehensive (Loss) Income
Balance as of December 31, 2018	$(69)	$9	$23	$(37)

Unrealized gains (losses)	47	—	8	55
Prior service cost	—	(3)	—	(3)
Reclassification adjustments realized in net income(a)	—	—	(5)	(5)

Net other comprehensive income (loss)	47	(3)	3	47

Balance as of December 31, 2019	(22)	6	26	10

Unrealized gains (losses)	128	—	1	129
Prior service cost	—	(2)	—	(2)
Reclassification adjustments realized in net income(a)	—	—	1	1

Net other comprehensive income (loss)	128	(2)	2	128

Balance as of December 31, 2020	106	4	28	138

Unrealized (losses) gains	(176)	—	(13)	(189)
Prior service cost	—	(30)	—	(30)
Reclassification adjustments realized in net income(a)	—	—	(1)	(1)

Net other comprehensive (loss)	(176)	(30)	(14)	(220)

Balance as of December 31, 2021	$(70)	$(26)	$14	$(82)

(a)	Pretax (gains) losses are included in Gain (loss) in Other expense, net.

NOTE 4. REVENUE RECOGNITION

We generate revenue primarily from content production and distribution (i.e., Content revenue), providing programming to cable system operators, satellite service distributors, telecom companies that have contracted to receive and distribute this programming to their subscribers, and subscribers to our direct-to-consumer (“DTC”) service (i.e., Subscription revenue), and the sale of advertising on our television networks and digital properties (i.e., Advertising revenue).

Content Revenues

In general, fixed payments for the licensing of intellectual property are recognized as revenue at either the inception of the license term if the intellectual property has significant standalone functionality (“functional IP,” such as a produced film or television series), or over the corresponding license term if the licensee’s ability to derive utility is dependent upon our continued support of the intellectual property throughout the license term (“symbolic IP,” such as a character or a brand).

Feature films may be produced or acquired for initial exhibition in theaters, and/or direct release on our streaming service. Revenues from film rentals to theaters are recognized based on the underlying sales of the exhibitors as the films are exhibited; revenues from our streaming service, which includes ad-free and ad-supported options, are generated from subscriptions and advertising which are discussed below.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Television programs are initially produced for broadcast networks, cable networks, premium pay services, first-run syndication or streaming services; revenues are recognized when the programs are available for use by the licensee. Fixed license fee revenues from the subsequent licensing of feature films and television programs in the off-network cable, premium pay, syndication, streaming and international television and streaming markets are also recognized upon availability of the content for use by the licensee. For television/streaming service licenses that include multiple titles with a fixed license fee across all titles, each title is considered a separate performance obligation, and the fixed fee is allocated to each title and recognized as revenue when the title is available for use by the licensee. When the term of an existing agreement is renewed or extended, revenues are recognized when the licensed content becomes available under the renewal or extension. Certain arrangements (e.g., certain pay television/SVOD licenses) may include variable license fees that are based on sales of the licensee; these are recognized as revenue as the applicable underlying sales occur.

Revenues from home entertainment sales of feature films and television programs in physical format are recognized at the later of the delivery date or the date when made widely available for sale or rental by retailers (“street date”) based on gross sales less a provision for estimated returns, rebates and pricing allowances. The provision is based on management’s estimates by analyzing vendor sales of our product, historical return trends, current economic conditions and changes in customer demand. Revenues from the licensing of television programs and films for electronic sell-through or video-on-demand are recognized when the product has been purchased by and made available to the consumer to either download or stream.

Revenues from sales of console games generally follow the same recognition methods as film and television programs in the home entertainment market. Revenues from digital sales of in-game purchases are assessed for deferral based on type of digital item purchased (e.g., consumable vs. durable) and estimated life of consumer game play and recognized upon purchase or over time as applicable.

Revenues from the licensing of intellectual property such as characters or brands (e.g., for merchandising or theme parks) are recognized either straight-line over the license term or as the licensee’s underlying product sales occur (sales-based royalty) depending on which method is most reflective of the earnings process.

The following table presents reported “Content revenue” by category. Intercompany transactions are included in “Eliminations in content revenue”:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Content revenue
Television	$8,445	$7,151	$7,110
Film	5,213	4,347	5,923
Games and other	1,296	1,093	1,243
Eliminations in content revenue	(2,938)	(3,267)	(1,062)

Total content revenue	$12,016	$9,324	$13,214

Subscription Revenues

Subscription revenues from our cable networks and premium pay and basic tier television services are recognized over the license period as programming is provided to affiliates or digital distributors based on negotiated contractual programming rates. Subscription revenues from streaming services (e.g., HBO Max) are recognized as programming services are provided to customers, i.e., ratably over the term of the subscription.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Advertising Revenues

Advertising revenues are recognized, net of agency commissions, in the period that the advertisements are aired. If there is a targeted audience guarantee, revenues are recognized for the actual audience delivery and revenues are deferred for any shortfall until the guaranteed audience delivery is met, typically by providing additional advertisements. Advertising revenues from digital properties are recognized as impressions are delivered or the services are performed.

Contract Assets and Liabilities

A contract asset is recorded when revenue is recognized in advance of our right to bill and receive consideration and that right is conditioned upon something other than the passage of time. In our long-term content licensing agreements, billing occurs in accordance with agreed-upon contract terms and is sometimes subsequent to revenue recognition, potentially resulting in the recognition of contract assets.

When consideration is received in advance of the delivery of goods or services, or we have the contractual right to invoice our customers in advance of performance, a contract liability is recorded for deferred revenue. Reductions in the contract liability will be recorded as revenue as we satisfy our performance obligations.

The following table presents contract assets and liabilities on the Combined Balance Sheets:

	December 31, 2021	December 31, 2020
Contract assets	$135	$96
Contract liabilities	1,482	1,542

Our contract liabilities as of January 1, 2021 recorded as customer contract revenue during 2021 was $958. Our Combined Balance Sheets at December 31, 2021 and 2020 included approximately $108 and $42, respectively for the current portion of our contract assets in “Other current assets” and $1,306 and $1,333 for the current portion of our contract liabilities in “Other current liabilities.”

Remaining Performance Obligations

Remaining performance obligations represent future revenues not yet recorded for firm order commitments that have not yet been performed. Our most significant remaining performance obligations relate to the licensing of film and television content which will be made available to customers at some point in the future.

Remaining performance obligations associated with fixed fee subscriptions and advertising arrangements that have an expected duration of one year or less have been excluded from the transaction price allocated to the remaining performance obligations. For content revenues, including revenues associated with the licensing of theatrical and television product for television and streaming services, we have included all contracts regardless of duration. Content revenues include estimates for products that are not yet completed but exclude variable consideration such as sales-based or usage-based royalties.

As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $9,290, of which we expect to recognize approximately 53% by the end of 2022, 68% by the end of 2023, 77% by the end of 2024, 81% by the end of 2025, 82% by the end of 2026, with the remaining balance recognized thereafter.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 5. ACQUISITIONS AND DISPOSITIONS

Acquisitions

You.i In December 2020, we acquired the remaining interest in You.i TV, a leading provider of cross-platform development tools for TV and media companies, for $92, net of cash acquired. At acquisition, we remeasured the fair value of the total business, which exceeded the carrying amount of our investment. We consolidated that business upon close and recorded those assets at fair value, including $47 of goodwill.

HBO Latin America Group (HBO LAG) In May 2020, we acquired the remaining interest in HBO LAG for $141, net of cash acquired. At acquisition, we remeasured the fair value of the total business, which exceeded the carrying amount of our equity method investment and resulted in a pre-tax gain of $68. We consolidated that business upon close and recorded those assets at fair value, including $640 of trade names, $271 of distribution networks and $289 of goodwill.

Dispositions

Otter Media During the third quarter of 2021, we disposed of substantially all of the assets of Otter Media Holdings (“Otter Media”), including our equity method investment, Hello Sunshine. We received approximately $303 in cash and wrote off $498 of goodwill associated with these assets. The dispositions resulted in a pre-tax loss of $223.

NOTE 6. RESTRUCTURING AND SEVERANCE COSTS

Restructuring and severance costs primarily relate to the integration and direct-to-consumer restructuring programs. The integration restructuring program supported the integration of legacy HBO, Turner and Warner Bros. into one operating company, WarnerMedia. The direct-to-consumer restructuring program shifted the focus of our business to a direct-to-consumer model by simplifying production, management and distribution of content across the organization. Severance costs primarily related to employee termination costs.

Restructuring and severance costs are included in “Selling, general and administrative expenses” in our Combined Statements of Operations. Restructuring and severance costs expensed as incurred for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Integration	$(17)	$282	$443
Direct-to-consumer	29	269	—

Total restructuring and severance costs	$12	$551	$443

During the year ended December 31, 2021, our restructuring and severance costs were offset by the reversal of accrued severance and restructuring of $86 resulting from a change in estimates for costs incurred for prior restructuring activities.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Selected Information

Selected information relating to accrued restructuring and severance costs is as follows:

Restructuring and Severance
Remaining liability as of December 31, 2019	$543
Net accruals	551
Cash paid	(386)

Remaining liability as of December 31, 2020	708
Net accruals	12
Cash paid	(497)

Remaining Liability as of December 31, 2021	$223

As of December 31, 2021, of the remaining $223 liability, $201 was classified as a current liability on the Combined Balance Sheets, with the remaining $22 classified as a long-term liability. Amounts classified as long-term are expected to be paid through 2023. Total cumulative restructuring costs incurred from the Acquisition date to December 31, 2021 are $1,123.

NOTE 7. INVESTMENTS

Our investments, by category, consist of:

	December 31, 2021	December 31, 2020
Equity-method investments	$1,087	$894
Fair-value and other investments:
Deferred compensation investments, recorded at fair value	142	130
Available-for-sale debt securities	30	30

Total fair-value and other investments	$172	$160
Equity investments without readily determinable fair values	129	135

Total	$1,388	$1,189

Available-for-sale debt securities are recorded at fair value on the Combined Balance Sheets and the realized gains and losses are included as a component of “Other expense, net” in the Combined Statements of Operations. There were no unrealized gains or unrealized losses during the years ended December 31, 2021, 2020 and 2019 on available-for-sale debt securities.

Equity-Method Investments

At December 31, 2021, investments accounted for using the equity method included our investments in The CW Network, TCG 2.0 Investment Holdings, Tencent, Fandango Media, LLC and certain other ventures that are

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

generally 20% to 50% owned and in which we have significant influence. The investment Hello Sunshine was included in the balance at December 31, 2020 and was sold in the third quarter of 2021 in the disposition of substantially all of the Otter Media assets. See Note 5.

Equity Investments Without Readily Determinable Fair Values

Equity investments without readily determinable fair value include ownership rights that do not provide us with control or significant influence.

We monitor our equity investments without readily determinable fair values to identify potential transactions that may indicate an observable price change in orderly transactions for the identical or a similar investment of the same issuer, requiring adjustment to its carrying amount.

Investment Impairments

For the years ended December 31, 2021, 2020 and 2019, we incurred impairments to reduce the carrying value of certain investments that experienced other-than-temporary impairments, as set forth below:

	December 31, 2021	December 31, 2020	December 31, 2019
Equity-method investments	$2	$113	$30
Equity investments without readily determinable fair values	—	38	—

Total	$2	$151	$30

These amounts have been reflected in “Other expense, net” in the Combined Statements of Operations.

While we have recognized all material declines that are believed to be other-than-temporary as of December 31, 2021, it is reasonably possible that individual investments in our portfolio may experience other-than-temporary declines in value in the future if the underlying investees experience adverse changes in their financial condition or poor operating results or if there is a significant decline in the market value of a debt or equity security held by us in relation to its cost basis.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:

	Lives (years)	December 31, 2021	December 31, 2020
Land	—	$1,058	$1,072
Buildings and improvements	7-40	1,131	1,402
Furniture, fixtures and other equipment	3-30	899	800
Capitalized software costs	3-5	1,376	1,243
Under construction	—	407	278

		4,871	4,795

Accumulated depreciation and amortization		633	387

Property, plant and equipment, net		$4,238	$4,408

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Our depreciation expense was $656 in 2021, $707 in 2020 and $595 in 2019. Depreciation expense included amortization of software totaling $287 in 2021, $343 in 2020 and $298 in 2019.

NOTE 9. LEASES

We have operating and finance leases for certain facilities and equipment used in our operations. Our leases generally have remaining lease terms of up to 15 years, with the longest being 26 years. Some of our real estate operating leases contain renewal options that may be exercised and some of our leases include options to terminate the leases within one year. Certain of our leases give us the option to terminate the lease for a penalty which could be material to the Combined Financial Statements.

We have recognized a right-of-use asset for both operating and finance leases, and a corresponding lease liability that represents the present value of our obligation to make payments over the lease term. The present value of the lease payments is calculated using the incremental borrowing rate for operating and finance leases, which was determined using a portfolio approach based on the rate of interest that we would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use the unsecured borrowing rate and risk-adjusted rate to approximate a collateralized rate in the currency of the lease, which is updated on a quarterly basis for measurement of new lease liabilities.

The components of lease expense were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating lease cost	$388	$392	$285
Short-term lease cost	37	55	151
Variable lease cost	29	53	67

Total operating lease cost	$454	$500	$503

Finance lease cost:
Amortization of right-of-use assets	$15	$20	$19
Interest on lease obligations	2	3	1

Total finance lease cost	$17	$23	$20

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table provides supplemental cash flows information related to leases:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash Flows from Operating and Financing Activities
Cash paid for amounts included in lease obligations:
Operating cash flows from operating leases	$363	$302	$281
Financing cash flows from finance leases	$34	$20	$16

Supplemental Lease Cash Flow Disclosures
Operating lease right-of-use assets obtained in exchange for new operating lease obligations	$300	$256	$1,837

The following tables set forth supplemental balance sheet information related to leases:

	December 31, 2021	December 31, 2020
Operating Leases
Operating lease right-of-use assets	$2,357	$2,381
Accounts payable and accrued liabilities	$313	$251
Other noncurrent liabilities	2,305	2,330

Total operating lease obligation	$2,618	$2,581

Finance Leases
Property, plant and equipment, at cost	$115	$152
Accumulated depreciation and amortization	(67)	(77)

Property, plant and equipment, net	$48	$75

Debt maturing within one year	$10	$20
Long-term debt	42	63

Total finance lease obligation	$52	$83

	December 31, 2021	December 31, 2020
Weighted-Average Remaining Lease Term (years)
Operating leases	10.5 years	11.4 years
Finance leases	5.0 years	21.0 years
Weighted-Average Discount Rate
Operating leases	3.9%	4.1%
Finance leases	3.0%	6.6%

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table provides the expected future minimum maturities of lease obligations as of December 31, 2021:

	Operating Leases	Finance Leases
2022	$396	$16
2023	350	14
2024	303	12
2025	259	4
2026	233	3
Thereafter	1,656	9

Total lease payments	3,197	58
Less: imputed interest	(579)	(6)

Total	$2,618	$52

Second Century Project

In April 2019, we entered into multiple real estate agreements to consolidate our domestic office footprint and increase production capabilities. The related transactions included (i) four sale-leaseback arrangements, (ii) the purchase of the Burbank Studios and (iii) the lease of two to-be-constructed office buildings abutting the Burbank Studios. The initial terms for the leases will commence in the second or third quarter of 2022 and in 2023 with terms of 15 and 16 years, respectively. WarnerMedia has several options to renew for up to 60 years. No material gains or losses were recognized on the sale in 2019 as the carrying values of the buildings were adjusted to fair value upon AT&T’s acquisition. We concluded the office buildings are not build-to-suit arrangements and therefore, there will be no financial statement impact until lease commencement.

Warner Bros. Harry Potter Studio Tour

In August 2020, we entered into a build-to-suit arrangement in connection with the construction and subsequent lease of a building tailored for a new location of an international Warner Bros. Harry Potter Studio Tour. We have determined that under the guidance in ASC 842, the building will be constructed to suit our specific needs, we have control of the underlying asset being constructed before the lease commencement date, and we are considered the accounting owner of the asset under construction. As of December 31, 2020, we had not capitalized any costs. As of December 31, 2021, we recorded an asset for the capitalizable costs incurred to date of $60 and a corresponding liability.

The term of the lease agreement will begin upon substantial completion of the building and tenant improvements by the lessor. We currently anticipate that the term will begin in the first quarter of 2023. The lease term is 30 years, and we have the option to terminate the agreement without cause after the 25th year.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS

Our goodwill was primarily derived from AT&T’s acquisition of Time Warner and other subsequent acquisitions occurring in 2018 where the purchase price exceeded the fair value of net assets acquired. We assess goodwill for impairment annually, or, under certain circumstances, more frequently, such as when events or circumstances indicate there may be impairment.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Goodwill is tested for impairment at a reporting unit level, which is deemed to be the principal operating segments or one level below. The goodwill impairment test was performed as of October 1 of each year end and we maintain a single operating segment and a single reporting unit. With our annual impairment testing as of October 1, 2021, fair value exceeded its book value by less than 10%, with industry trends and our content distribution strategy affecting fair value.

The following table sets forth the changes in the carrying amounts of goodwill.

	December 31, 2021	December 31, 2020
Beginning Balance	$40,214	$39,857
Acquisitions	—	336
Dispositions	(498)	—
Foreign currency translation adjustment	(24)	21

Ending Balance	$39,692	$40,214

Changes to our goodwill for the year ended December 31, 2021 resulted from the disposition of substantially all of the assets of Otter Media and from foreign currency translation. See Note 5.

Changes to our goodwill for the year ended December 31, 2020 resulted from foreign currency translation, the acquisition of the remaining interest in HBO LAG and the acquisition of You.i. See Note 5.

Intangible Assets

We have a significant number of intangible assets, including acquired film and television libraries and other copyrighted products and tradenames. Certain intangible assets are deemed to have finite lives and, accordingly, are amortized over their estimated useful lives.

We review amortized intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. There were no impairments of intangible assets during the years ended December 31, 2021, 2020 or 2019, respectively.

Intangible Assets at December 31, 2021 are summarized as follows:

	Weighted- Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:
Trademarks and Tradenames	38 years	$18,754	$2,066	$16,688
Distribution Networks	10 years	18,399	6,457	11,942
Other Intangible Assets:
Released Television and Film Content	18 years	10,939	6,978	3,961
Other	22 years	10,701	3,019	7,682

Total	25 years	$58,793	$18,520	$40,273

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Intangible Assets at December 31, 2020 are summarized as follows:

	Weighted- Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets:
Trademarks and Tradenames	38 years	$18,786	$1,447	$17,339
Distribution Networks	10 years	18,414	4,621	13,793
Other Intangible Assets:
Released Television and Film Content	18 years	10,940	6,206	4,734
Other	22 years	10,685	2,306	8,379

Total	25 years	$58,825	$14,580	$44,245

Amortized intangible assets are finite-life assets and, as such, we record amortization expense based on a method that most appropriately reflects expected cash flows from these assets. Amortization expense for finite-life intangible assets was $3,895 in 2021, $4,254 in 2020 and $4,765 in 2019. Amortization expense is estimated to be $3,747 in 2022, $3,741 in 2023, $3,377 in 2024, $3,258 in 2025 and $3,174 in 2026.

NOTE 11. LICENSED PROGRAMMING INVENTORY AND FILM AND TELEVISION PRODUCTION COST

The following tables present our programming, production costs, and other inventory as of December 31, 2021 and 2020. Programming costs include the unamortized cost of licensed programming rights. Film and television production costs include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. In addition, costs have been grouped based on predominant monetization strategy.

In the fourth quarter of 2020, we recognized an impairment, primarily related to pre-released films, of $524 driven by the continued shutdown of theaters during the pandemic and our decision to release our 2021 film slate in theaters and on HBO Max simultaneously.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Inventories and theatrical film and television production costs consist of:

	December 31, 2021
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Theatrical film production costs:(b)
Released, less amortization	$526	$—	$526
Completed and not released	343	—	343
In production	1,687	—	1,687
Development and pre-production	143	—	143

Television production costs:(b)
Released, less amortization	799	2,536	3,335
Completed and not released	774	576	1,350
In production	518	3,836	4,354
Development and pre-production	37	86	123

Total theatrical film and television production costs	$4,827	$7,034	$11,861

Inventories:
Programming costs, less amortization(a)			$7,063
Other inventory, primarily DVDs and Blu-ray Discs			133

Total inventories			7,196
Less current portion of inventory			(134)

Total noncurrent inventories			7,062

Total noncurrent inventories and theatrical film and television production costs			$18,923

(a)	Includes the costs of certain programming rights, primarily sports, for which payments have been made prior to the related rights being received.
(b)

Does not include $3,961 of acquired film library intangible assets as of December 31, 2021, which are included in “Other intangible assets, net” subject to amortization, net on the Combined Balance Sheets.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

	December 31, 2020
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Theatrical film production costs:(b)
Released, less amortization	$487	$—	$487
Completed and not released	617	—	617
In production	1,099	—	1,099
Development and pre-production	190	—	190

Television production costs:(b)
Released, less amortization	404	2,083	2,487
Completed and not released	1,077	304	1,381
In production	630	1,754	2,384
Development and pre-production	34	56	90

Total theatrical film and television production costs	$4,538	$4,197	$8,735

Inventories:
Programming costs, less amortization(a)			$5,993
Other inventory, primarily DVDs and Blu-ray Discs			103

Total inventories			6,096
Less current portion of inventory			(103)

Total noncurrent inventories			5,993

Total noncurrent inventories and theatrical film and television production costs			$14,728

(a)	Includes the costs of certain programming rights, primarily sports, for which payments have been made prior to the related rights being received.
(b)	Does not include $4,734 of acquired film library intangible assets as of December 31, 2020 which are included in “Other intangible assets, net” on the Combined Balance Sheets.

We recorded production cost amortization expense of $5,074 in 2021, $4,451 in 2020 and $4,318 in 2019 for inventories predominately monetized individually and $5,776 in 2021, $5,033 in 2020 and $5,478 in 2019 for inventories predominately monetized as a film group in “Cost of revenues” in the Combined Statements of Operations. Included in production cost amortization are film and television impairments of $133 in 2021, $796 in 2020 and $243 in 2019.

Approximately 94% of unamortized film costs for released theatrical and television content predominately monetized individually and 75% of unamortized film costs for released theatrical and television content predominately monetized as a film group are expected to be amortized within three years from December 31, 2021. In addition, approximately $2,463 of the film costs of released and completed and not released theatrical and television product predominately monetized individually and $1,010 of the film costs of released and completed and not released theatrical and television product predominately monetized as a film group are expected to be amortized during the twelve-month period ending December 31, 2022.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 12. LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

Long-term debt, including interest rates and maturities, as of December 31, 2021 and 2020 is summarized as follows:

		December 31, 2021	December 31, 2020
Fixed-rate public debt

Interest Rates	Maturities
1.95% - 2.99%	2023 - 2026	$230	$244
3.00% - 4.99%	2023 - 2045	368	368
5.00% - 6.99%	2026 - 2043	337	337
7.00% - 9.15%	2023 - 2036	589	591

		1,524	1,540
Unamortized premium (discount)—net		147	164

Total fixed-rate public debt		1,671	1,704
Finance lease obligations		52	83

Total long-term debt, including current maturities		1,723	1,787
Current maturities of long-term debt		10	22

Total long-term debt		$1,713	$1,765

Public Debt

We have various public debt issuances outstanding. At issuance, the maturities of these outstanding series of debt ranged from eight to forty years and the interest rates on debt with fixed interest rates ranged from 1.95% to 9.15%.

On June 5, 2019, AT&T completed a tender offer to exchange approximately $11,041 of certain of our historical notes which had interest rates ranging between 1.95% and 9.15% and maturities ranging between January 15, 2022 and July 15, 2045 for new notes issued by AT&T (“AT&T Global Notes”) (“Debt Exchange”). The new series of AT&T global notes are not included on our Combined Balance Sheets as the Company is not the legal obligor of such debt. The Debt Exchange was accounted for as a Parent contribution and reflected as a financing cash inflow in our Combined Statements of Cash Flows for the year ended December 31, 2019.

Also, in June 2019, AT&T purchased $590 notes issued by WarnerMedia subsidiaries (the “Cash Offers”). The Combined Statements of Cash Flows includes a financing cash inflow as the Cash Offers are accounted for as a capital contribution from the Parent.

During 2019, we redeemed an additional $2,986 of notes which had interest rates ranging between 2.95% and 9.15% and maturities ranging between January 15, 2021 and July 15, 2045.

Related to this redemption as well as the Cash Offers, we recognized a loss on early extinguishment totaling $189 as a component of “Other expense, net” within the Combined Statements of Operations. This loss consisted of the payment of early redemption premiums of $376 partially offset by the write-off of unamortized net premiums of $187 related to these notes.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

As of December 31, 2021 and 2020, we were in compliance with all conditions of instruments governing public debt. All of our outstanding public debt is unsecured. Aggregate principal maturities of outstanding public debt as of December 31, 2021 are as follows:

	2022	2023	2024	2025	2026	Thereafter
Public debt repayments	$—	$375	$87	$97	$89	$876

Undrawn Bridge and Term Loan

On May 17, 2021, we entered into a $41,500 commitment letter (the “Bridge Loan”). On June 4, 2021 (the “Effective Date”), we entered into a $10,000 term loan credit agreement (the “Term Loan”) consisting of (i) an 18-month $3,000 tranche (“Tranche 1 Facility”), and (ii) a 3-year $7,000 tranche (“Tranche 2 Facility”), with JPMorgan Chase Bank, N.A., as agent. In connection with the execution of the Term Loan, the aggregate commitment amount under the Bridge Loan was reduced to $31,500 as the commitment letter states that the amounts available are reduced by the amounts of other financing obtained by the Company. In the event that advances are made under the Bridge Loan or Term Loan, those advances will be used to finance a portion of the cash distribution to AT&T in connection with the Transaction. No amounts were outstanding as of December 31, 2021.

During 2021, we recognized $219 of expenses for fees and other costs related to the Bridge Loan. These costs were classified as a component of “Other expense, net” in the Combined Statements of Operations.

The Term Loan contains certain representations and warranties and covenants, including limitations on liens, investments, indebtedness, dispositions, transactions with affiliates, dividends and other restricted payments and certain burdensome agreements and financial maintenance covenants that we will maintain (i) a consolidated interest coverage ratio (as defined in the Term Loan) of no less than 3.00 to 1.00 and (ii) a consolidated leverage ratio (as defined in the Term Loan) of (a) from and after the last day of the first full fiscal quarter following the first date all the conditions defined in the Term Loan are satisfied or waived (the “Closing Date”) to the measurement period (as defined the Term Loan) ending on the last day of the first full fiscal quarter after the first anniversary of the Closing Date, no more than 5.75 to 1.00, (b) from and after the measurement period ending on the last day of the first full fiscal quarter after the first anniversary of the Closing Date to the measurement period ending on the last day of the first full quarter after the second anniversary of the Closing Date, 5.0:1.00 and (c) thereafter, 4.50:1.00. As of December 31, 2021, we were in compliance with the covenants for the Term Loan.

Prior to the Closing Date, only a bankruptcy or insolvency event of default with respect to us would permit the lenders to terminate their commitments under the Term Loan.

The obligations of the lenders under the Term Loan to provide advances will terminate on the earliest of (i) the termination of the Agreement and Plan of Merger, dated May 17, 2021 (the “Merger Agreement”), (ii) July 15, 2023, (iii) the consummation of a distribution by AT&T to its shareholders of our common stock held by AT&T by way of either a pro rata dividend or an exchange offer with or without the funding of the loans under the Term Loan (after giving effect to any such loans funded) and (iv) the date of termination in full of the Tranche 1 commitments and Tranche 2 commitments pursuant to the terms of the Term Loan (the period from the Effective Date to such termination date).

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

NOTE 13. RELATED PARTY TRANSACTIONS

In the ordinary course of operations, we enter into transactions with related parties as further described below. Related parties include AT&T and its affiliates, including DIRECTV.

AT&T provides financing, cash management and other treasury services to us. We receive funding from AT&T for some of our investing and financing cash needs. Cash transferred to and from AT&T is recorded as intercompany receivables and payables. There is no formal agreement for repayment of these amounts to AT&T and we expect these balances to be settled through equity. As such, intercompany receivables and payables with AT&T are reflected within “Net parent investment” on the Combined Balance Sheets.

AT&T provides certain corporate services to us and costs associated with these services have been allocated to the Company. These allocations include costs related to corporate finance, human resources, business development, legal, real estate, external affairs, compliance and other services. The costs of such services have been allocated to us based on an allocation metric which best represents our portion of corporate expenses incurred, primarily based on the relative percentage of expected revenue. The total amounts of these cost allocations were approximately $107 for 2021, $196 for 2020 and $170 for 2019.

These allocations may not be indicative of the actual expenses we would have incurred as a separate, standalone company or of the costs we will incur in the future. Our equity balance represents the cumulative net investment by AT&T through that date, including any prior net income, comprehensive (loss) income and allocations or other transactions with AT&T.

The related party transactions described above are consistent with AT&T’s external reporting and may not be at fair value.

The majority of the related party revenue and expense relates to payments from AT&T affiliates for license of television programming distribution rights and payments to AT&T affiliates for marketing expenses. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

NOTE 14. FAIR VALUE MEASUREMENT

The Fair Value Measurement and Disclosure framework in ASC 820, “Fair Value Measurement,” provides a three-tiered fair value hierarchy based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs.

The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Our valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used for the periods presented.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Long-Term Debt and Other Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows:

	December 31, 2021		December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes and debentures	$1,671	$1,823	$1,704	$1,851

The carrying amount of debt with an original maturity of less than one year approximates fair value. The fair value measurements used for notes and debentures are considered Level 2 and are determined using various methods, including quoted prices for identical or similar securities in both active and inactive markets.

Following is the fair value leveling for investment securities that are measured at fair value and derivatives as of December 31, 2021 and 2020. Derivatives designated as hedging instruments are reflected as “Prepaid expenses” and “Accounts payable and accrued liabilities” on our Combined Balance Sheets.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Equity Securities	$142	$—	$—	$142
Available-for-Sale Debt Securities	—	30	—	30
Asset Derivatives
Foreign exchange contracts	—	8	—	8
Liability Derivatives
Foreign exchange contracts	—	(41)	—	(41)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Equity Securities	$130	$—	$—	$130
Available-for-Sale Debt Securities	—	30	—	30
Asset Derivatives:
Foreign exchange contracts	—	6	—	6
Liability Derivatives
Foreign exchange contracts	—	(9)	—	(9)

We primarily apply the market approach for valuing recurring fair value measurements.

Derivative Instruments and Hedging Activities

We enter into derivative transactions to manage certain market risks, primarily foreign currency exchange risk. This includes the use of foreign exchange forward contracts. We do not use derivatives for trading or speculative purposes. We record derivatives on our Combined Balance Sheets at fair value using observable market data, including yield curves and foreign exchange rates (all of our derivatives are Level 2). Cash flows associated with derivative instruments are presented in the same category on the Combined Statements of Cash Flows as the item being hedged.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Cash Flow Hedging We designate our foreign exchange contracts that generally have maturities of up to four years as cash flow hedges. The purpose of these contracts is to hedge certain forecasted film production costs and film tax incentives denominated in foreign currencies.

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets and unrealized losses are recorded at fair value as liabilities. For derivative instruments designated as cash flow hedges, changes in fair value are reported as a component of “Accumulated other comprehensive (loss) income” on the Combined Balance Sheets and are reclassified into the Combined Statements of Operations in the same period the hedged transaction affects earnings.

Net Investment Hedging We have designated €164 million aggregate principal amount of debt as a hedge of the variability of some of the Euro-denominated net investments of our subsidiaries. The gain or loss on the debt that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is recorded as a currency translation adjustment within “Accumulated other comprehensive (loss) income” on the Combined Balance Sheets. The gain or loss will be subsequently reclassified into the Combined Statements of Operations when the hedged net investment is either sold or substantially liquidated. Net gains (losses) on net investment hedges recognized in “Accumulated other comprehensive (loss) income” were $13 and $(18) for the years ended December 31, 2021, and 2020, respectively.

Collateral and Credit-Risk Contingency We monitor our positions with, and the credit quality of, the financial institutions that are party to our financial transactions and have entered into collateral agreements with these counterparties to further protect us in the event of deterioration of the credit quality of such counterparties on outstanding transactions. Some of these agreements require us to post collateral to the counterparties in accordance with agreed upon thresholds, if any, based on credit ratings when we are in a derivative liability position. If the credit-risk-related contingent features were triggered, the maximum collateral we would have been required to post totaled $40 and $8 at December 31, 2021 and 2020, respectively. No collateral was posted or held related to our derivative contracts as of December 31, 2021 or 2020.

Offsetting Netting provisions are included in agreements in situations where we execute multiple contracts with the same counterparty. For such foreign exchange contracts, we offset the fair values of the amounts owed to or due from the same counterparty and classify the net amount as a net asset or net liability within “Prepaid expenses” or “Accounts payable and accrued liabilities,” respectively, on the Combined Balance Sheets.

Following are the notional amounts of our outstanding derivative positions at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Foreign exchange contracts	$30	$90

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Net gains and losses from hedging activities recognized in the Combined Statements of Operations for the years ended December 31, 2021, 2020 and 2019 were as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Cash Flow Hedging Relationships
Foreign exchange contracts:
(Loss) Gain recognized in “Accumulated other comprehensive (loss) income”	$(17)	$3	$10
Other expense, net reclassified from “Accumulated other comprehensive (loss) income” into income	1	(3)	6

Amounts included in “Other expense, net” in the Combined Statements of Operations include the impact of forward points and option premiums, which are excluded from the assessment of hedge effectiveness. Other amounts included in “Other expense, net” in the Combined Statements of Operations relate to hedge of foreign-currency-denominated debt and hedge ineffectiveness, which are not material to the Combined Financial Statements.

The following is a summary of amounts recorded on the Combined Balance Sheets pertaining to our use of foreign currency derivatives as of December 31, 2021 and 2020:

	2021(a)	2020(b)
Prepaid expenses	$8	$6
Accounts payable and accrued liabilities	(41)	(9)

(a)	Includes $76 ($74 of qualifying hedges and $2 of economic hedges) and $109 of qualifying hedges of foreign exchange derivative contracts in asset and liability positions, respectively.
(b)	Includes $51 of qualifying hedges and $54 ($53 of qualifying hedges and $1 of economic hedges) of foreign exchange derivative contracts in asset and liability positions, respectively.

Nonrecurring Fair Value Measurements

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject goodwill, long-lived assets and film costs to nonrecurring fair value measurements. The fair values of film productions were estimated using a discounted cash flow approach. The inputs to all of these approaches are considered Level 3. For the years ended December 31, 2021, 2020 and 2019, the nonrecurring fair value measurements for film and programming costs totaled $122, $844 and $92, respectively (see Note 11). The measurement in 2020 is primarily related to the continued shutdown of theaters during the pandemic and our decision to release our 2021 film slate in theaters and on HBO Max simultaneously.

NOTE 15. INCOME TAXES

For purposes of the Combined Financial Statements and U.S. taxation, our U.S. federal inventory of deferred tax balances have been computed consistent with the temporary differences that appear on AT&T federal pro forma tax returns attributable to the items of income and deductions. All foreign territorial taxes including net operating loss carryforwards are computed for the foreign entities. During the years ended December 31, 2021, 2020 and

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

2019, we filed as part of the AT&T consolidated group. Standalone net operating losses incurred prior to the Acquisition are reflected on the balance sheet while losses incurred subsequent to the Acquisition are deemed to be surrendered to the consolidated group.

Significant components of the company’s deferred tax liabilities are as follows:

	December 31, 2021	December 31, 2020
Depreciation and amortization	$(10,751)	$(11,170)
Employee benefits	140	194
Investments in subsidiaries	(501)	(408)
Net operating loss and tax credit carryforwards	415	586
Unbilled TV receivables	(814)	(828)
Other	459	123

Subtotal	(11,052)	(11,503)
Valuation allowance	(121)	(72)

Net deferred tax liabilities	$(11,173)	$(11,575)

At December 31, 2021, we had $14, $53, and $303 of tax-effected net operating losses attributable to our federal, state, and foreign operations, respectively, expiring primarily through 2040.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowance at December 31, 2021 and 2020 relates to foreign net operating loss carryforwards and deferred tax assets which are not expected to be realizable. The change in the valuation allowance was $48, $(2), and ($30) for the years ended December 31, 2021, 2020 and 2019, respectively.

We consider post-1986 unremitted foreign earnings subjected to the one-time transition tax not to be indefinitely reinvested as such earnings can be repatriated without any significant incremental tax costs. We consider other types of unremitted foreign earnings to be indefinitely reinvested. U.S. income and foreign withholding taxes have not been recorded on temporary differences related to investments in certain foreign subsidiaries as such differences are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability is not practicable.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply judgment, taking into account applicable tax laws, experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our Combined Financial Statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in the financial statements is recorded on the Combined Balance Sheets as an unrecognized tax benefit (“UTB”). We update the UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

A reconciliation of the change in our UTB balance for each of the periods presented is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Balance at beginning of year	$773	$817
Increases for tax positions related to the current year	31	30
Increases for tax positions related to prior years	20	21
Decreases for tax positions related to prior years	(104)	(80)
Lapse of statute of limitations	(23)	(10)
Settlements	(47)	(5)

Balance at end of year	$650	$773

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. Uncertain tax positions that, if recognized, would impact the effective income tax rate as of the end of the period amount to $809 and $963 of the Company’s UTBs at December 31, 2021 and 2020, respectively. Accrued interest and penalties included in UTBs were $171 and $195 at December 31, 2021 and 2020, respectively. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty benefit included in income tax expense was $24, $30 and $110 for the years ended December 31, 2021, 2020 and 2019, respectively. We are not reporting uncertain tax positions or correlative deferred tax balances for positions taken in reporting periods after which we were acquired by the AT&T consolidated group to the balance sheet, as such uncertainties will be retained or indemnified by the AT&T consolidated group.

During 2019, we reached a settlement with the Internal Revenue Service with regard to its review of certain open matters included in our 2008—2010 tax returns. We recognized a net tax benefit of $260 as a result of the settlement, including related interest accruals.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions as part of various consolidated tax groups. All audit periods prior to 2008 are closed for federal examination purposes. While we do not expect material changes, we are generally unable to estimate the range of impacts on the balance of the remaining uncertain tax positions or the impact on the effective tax rate from the resolution of these issues until each year is closed; and it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions could increase or decrease within the next 12 months. Other foreign jurisdictions are generally subject to examination for a period of three years after filing of the respective return including any amendments.

At December 31, 2021 and 2020, “Prepaid expenses “ on the Combined Balance Sheets includes $286 and $310, respectively, of prepaid income taxes, primarily related to production tax credits. “Other assets” includes $497 and $381, respectively, of production tax credits and $189 and $127, respectively, of deferred tax assets related to various foreign jurisdictions.

At December 31, 2021 and 2020, “Accounts payable and accrued liabilities” on the Combined Balance Sheets includes $194 and $183, respectively, of income taxes payable. “Other current liabilities” includes $279 and

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

$277, respectively, of uncertain tax positions expected to be settled in cash within the next year. “Other noncurrent liabilities” includes $309 and $392, respectively, of uncertain tax positions not expected to be settled in cash within the next year.

The components of income tax expense (benefit) are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Federal:
Current	$133	$84	$(104)
Deferred	(228)	(490)	(182)

	(95)	(406)	(286)

State & local:
Current	113	81	6
Deferred	(83)	(54)	(47)

	30	27	(41)

Foreign:
Current	387	259	453
Deferred	(61)	45	8

	326	304	461

Total	$261	$(75)	$134

“Income (loss) before income taxes” in the Combined Statements of Operations included the following components for the periods presented:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
U.S. income (loss) before income taxes	$1,101	$(342)	$1,416
Foreign income before income tax	416	279	998

Total	$1,517	$(63)	$2,414

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

A reconciliation of the recorded income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
U.S. statutory federal tax rate	$319	$(13)	$507
Increases (decreases) in income taxes resulting from:
State and local income taxes	66	—	(3)
Impact on foreign operations	(122)	(29)	(126)
Uncertain tax positions	(118)	(23)	(222)
Research and development credit	(9)	(11)	(15)
Goodwill disposal	108	—	—
Other	17	1	(7)

Total	$261	$(75)	$134

Effective Tax Rate	17.2%	119.0%	5.6%

NOTE 16. BENEFIT PLANS

Overview

Certain employees participate in one of AT&T’s sponsored noncontributory pension plans and as such a portion of the expenses associated with these plans is included in our Combined Statements of Operations. However, our Combined Balance Sheets do not include any pension or post-retirement assets or liabilities related to these plans.

The following table presents the components of directly attributable net periodic benefit (credit) cost included in “Other expense, net” in the Combined Statements of Operations for pension plans where AT&T is the sponsor:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Interest cost on projected benefits obligation	$55	$74	$96
Expected return on assets	(179)	(174)	(146)
Actuarial (gain) loss	(176)	88	(31)

Net periodic benefit (credit) cost	$(300)	$(12)	$(81)

We sponsor four U.S. nonqualified pension plans that are noncontributory and unfunded. The four plans consist of the Time Warner Excess Benefit Plan (the “Excess plan”), the Retirement Accumulation Plan (“RAP”), the Supplemental Executive Retirement Plan (“SERP”) and the Wealth Accumulation Plan (“WAP”) (together the “US Nonqualified Plans”). The US Nonqualified Plans were closed to new entrants during 2010. The Excess plan and RAP are both frozen to new benefit accruals. SERP and WAP only have retirees remaining. The pension formula for the Excess plan captured pay above compensation limits or benefit limits. RAP is a cash balance type formula and now provides only interest credits. There have been no changes to the provisions of these plans during the periods presented.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

We also hold net assets and net liabilities on behalf of several non-U.S. pension plans. The plan provisions vary by plan and by country. Some of these plans are unfunded and all are noncontributory. The plan in the U.K. holds a net asset position. All others are in a net liability position.

Obligations and Funded Status

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of our December 31, 2021 and 2020 measurement dates, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees and their beneficiaries and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels as applicable.

A summary of activity for substantially all of our U.S. nonqualified pension plans and non-U.S. pension plans is as follows:

Benefit Obligation

	Pension Benefits
	December 31, 2021	December 31, 2020
Benefit obligation, beginning of year	$1,109	$1,019
Service cost – benefits earned during the period	3	4
Interest cost on projected benefit obligation	16	21
Actuarial (gain) loss	(20)	108
Benefits paid	(57)	(51)
Amendments	38	1
Curtailment	(2)	—
Foreign currency exchange rates	(13)	7

Benefit obligation, end of year	$1,074	$1,109

A summary of the change in the fair value of plan assets and the plans’ funded status is as follows:

	Pension Benefits
	December 31, 2021	December 31, 2020
Fair value of plan assets, beginning of year	$905	$810
Actual return on plan assets	23	67
Employer contributions	8	45
Benefits paid	(24)	(20)
Foreign currency exchange rates	(9)	3

Fair value of plan assets, end of year	903	905

(Unfunded) status at end of year (a)	$(171)	$(204)

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

(Liabilities) assets recognized on our Combined Balance Sheets are as follows:

	Pension Benefits
	December 31, 2021	December 31, 2020
Plan assets, net(a)	$215	$227
Current portion of employee benefit obligation(b)	(31)	(34)
Employee benefit obligation(c)	(355)	(397)

Net amount recognized	$(171)	$(204)

(a)	Included in “Other assets.”
(b)	Included in “Accounts payable and accrued liabilities.”
(c)

As of December 31, 2021, and 2020, $58 and $64, respectively, is included in “Postemployment benefit obligation.” As of December 31, 2021, and 2020, $297 and $333, respectively, is included in “Other noncurrent liabilities.”

As of December 31, 2021 and 2020, amounts included in “Accumulated other comprehensive (loss) income” were $37 and $1, respectively, primarily consisting of prior service cost.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a measurement date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $1,040, and $1,071 at December 31, 2021 and 2020, respectively.

Net Periodic Benefit Cost

The service cost component of net periodic pension benefit cost is recorded in operating expenses in the Combined Statements of Operations while the remaining components are recorded in “Other expense, net.” The following table presents the components of net periodic benefit (credit) cost:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Service cost – benefits earned during the period	$3	$4	$3
Interest cost on projected benefits obligation	16	21	28
Expected return on assets	(12)	(12)	(23)
Actuarial (gain) loss	(33)	54	44

Net periodic benefit (credit) cost(a)	$(26)	$67	$52

(a)

Net period benefit (credit) cost excludes foreign currency (gain) loss of $(4) and $4 for the years ended December 31, 2021 and 2020, respectively. There was no foreign currency (gain) loss for the year ended December 31, 2019.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Assumptions

In determining the projected benefit obligation and the net pension and postretirement benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits
	December 31, 2021	December 31, 2020	December 31, 2019
Weighted-average discount rate for determining benefit obligation	2.0%	1.7%	2.3%
Weighted-average discount rate for determining net cost (benefit)	1.4%	2.1%	3.0%
Long-term rate of return on plan assets	1.4%	1.7%	3.0%
Composite rate of compensation increase for determining benefit obligation	3.8%	3.5%	3.3%
Composite rate of compensation increase for determining net cost (benefit)	3.2%	2.9%	3.1%

We recognize gains and losses on pension assets and obligations immediately in “Other expense, net” in our Combined Statements of Operations. These gains and losses are generally measured annually as of December 31 for the periods ending December 31, 2019, 2020 and 2021. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost would be affected in future years.

Discount Rate Our assumed weighted-average discount rate for pension benefits reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. For the U.S. nonqualified pension plans, we determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars and neither callable, convertible nor index linked. For the U.K. pension plan, the discount rate is the single effective discount rate that produces the same liability as the Bank of America Merrill Lynch U.K. AA bond spot yield curve, assuming it remains flat at 30 years and beyond. For our other international plans the discount rates are determined based on various underlying economic measures which can differ for each plan based on the bond environment in each country.

For the U.S. nonqualified pension plans and several non-U.S. pension plans, we utilize a full yield curve approach in the estimation of the service and interest components of net periodic benefit costs for pension benefits. Under this approach, we apply discounting using individual spot rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. These spot rates align to each of the projected benefit obligations and service cost cash flows. Interest cost is computed by multiplying each spot rate by the corresponding discounted projected benefit obligation cash flows. The full yield curve approach reduces any actuarial gains and losses based upon interest rate expectations (e.g., built-in gains in interest cost in an upward sloping yield curve scenario), or gains and losses merely resulting from the timing and magnitude of cash outflows associated with our benefit obligations. Neither the annual measurement of our total benefit obligations nor annual net benefit cost is affected by the full yield curve approach.

Expected Long-Term Rate of Return Each year we review our expected long-term rate of return on plan assets for each of the funded non-U.S. pension plans. In some cases, our long-term rates of return reflect the average rate of

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In other situations, the long-term rate reflects negotiated contract rates of return. In setting the long-term assumed rate of return, management considers capital markets’ future expectations, the asset mix of the plans’ investment and average historical asset return. Actual long-term returns can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. Any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase Only a few of the non-U.S. pension plans have pay-based benefit formulas. For those countries and plans, our expected composite rate of compensation increase cost for determining the benefit obligation and the benefit cost reflects the long-term average rate of salary increases.

Plan Assets

Plan assets consist primarily of private and public equity, government and corporate bonds and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet local regulations. Any plan contributions, as determined by local regulations, are made to a pension trust for the benefit of plan participants. We do not have significant required contributions to our pension plans for 2022.

The principal investment objectives are to ensure the availability of funds to pay pension benefits as they become due under a broad range of future economic scenarios, maximize long-term investment return with an acceptable level of risk based on our pension obligations, and diversify broadly across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses.

The plan’s weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories are as follows:

	Pension Assets
	December 31, 2021		December 31, 2020
	Target	Actual	Target	Actual
Cash	2%	1%	2%	2%
Equity securities	6%	7%	6%	6%
Fixed income securities	80%	84%	80%	85%
Real assets	4%	2%	4%	2%
Hedge funds	3%	2%	2%	2%
Multi-asset credit funds	5%	4%	6%	3%

Total	100%	100%	100%	100%

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Investment Valuation

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability at the measurement date.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the period. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end.

Fixed income securities valuation is based upon observable prices for comparable assets, broker/dealer quotes (spreads or prices), or a pricing matrix that derives spreads for each bond based on external market data, including the current credit rating for the bonds, credit spreads to Treasuries for each credit rating, sector add-ons or credits, issue-specific add-ons or credits as well as call or other options.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

At December 31, 2021 and 2020, the defined benefit pension plan’s assets did not directly hold any securities issued by us.

Fair Value Measurements

See Note 14 for a discussion of the fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table sets forth by level, within the fair value hierarchy, the pension assets and liabilities at fair value as of December 31, 2021:

Pension Assets and Liabilities at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$7	$—	$—	$7
Equity securities	—	64	—	64
Fixed income securities	3	800	113	916
Multi-asset credit fund	—	31	—	31

Total plan net assets at fair value	$10	$895	$113	$1,018

Assets held at net asset value practical expedient
Real assets				20
Hedge funds				21

Total assets held at net asset value practical expedient				41

Liabilities:
Derivatives	$—	$(156)	$—	$(156)

Total Plan Net Assets				$903

The table below sets forth a summary of changes in the fair value of the Level 3 pension assets for the year ended December 31, 2021:

Pension Assets	Fixed Income Funds
Balance at beginning of year	$133
Unrealized (losses) gains	(19)
Purchases, issuances, sales and settlements, net	(1)

Balance at end of year	$113

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table sets forth by level, within the fair value hierarchy, the pension assets and liabilities at fair value as of December 31, 2020:

Pension Assets and Liabilities at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$17	$—	$—	$17
Equity securities	—	53	—	53
Fixed income securities	—	819	132	951
Multi-asset credit fund	—	24	—	24

Total plan net assets at fair value	$17	$896	$132	$1,045

Assets held at net asset value practical expedient
Real assets				18
Hedge funds				19

Total assets held at net asset value practical expedient				37

Liabilities:
Derivatives	$—	$(177)	$—	$(177)

Total Plan Net Assets				$905

The table below sets forth a summary of changes in the fair value of the Level 3 pension assets for the year ended December 31, 2020:

Pension Assets	Fixed Income Funds
Balance at beginning of year	$114
Unrealized gains (losses)	21
Purchases, issuances, sales and settlements, net	(3)

Balance at end of year	$132

Estimated Future Benefit Payments

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2021. Because benefit payments will depend on future employment and compensation levels, average years employed, average life spans, and payment elections, among other factors, changes in any of these assumptions could significantly affect these expected amounts. The following table provides expected benefit payments under our pension plans:

Pension Benefits
2022	$44
2023	44
2024	42
2025	43
2026	42
Years 2027 - 2031	222

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Defined Contribution Plans

We have certain domestic and international defined contribution plans for which the expense amounted to $146, $168 and $146 for the years ended December 31, 2021, 2020 and 2019, respectively. Our contributions to the defined contribution plans are primarily based on a percentage of the employees’ elected contributions and are subject to plan provisions.

Multiemployer Benefit Plans

We contribute to various multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of our union-represented employees. The risks of participating in these multiemployer pension plans are different from single-employer pension plans in that (i) contributions made by us to the multiemployer pension plans may be used to provide benefits to employees of other participating employers; (ii) if we choose to stop participating in certain of these multiemployer pension plans, we may be required to pay those plans an amount based on the underfunded status of the plan, which is referred to as a withdrawal liability; and (iii) actions taken by a participating employer that lead to a deterioration of the financial health of a multiemployer pension plan may result in the unfunded obligations of the multiemployer pension plan being borne by its remaining participating employers. While no multiemployer pension plan that we contributed to is individually significant to us, we were listed on certain Form 5500s as providing more than 5% of total contributions based on the current information available. The financial health of a multiemployer plan is indicated by the zone status, as defined by the Pension Protection Act of 2006, which represents the funded status of the plan as certified by the plan’s actuary. In general, plans in the red zone are less than 65% funded, plans in the yellow zone are between 65% and 80% funded and plans in the green zone are at least 80% funded. The funded status for one of the plans for which the Company was listed as providing more than 5% of total contributions reported green zone status for the most recent available plan year. As of December 31, 2020, two of the plans, the Motion Picture Industry Pension Plan and the Screen Actors Guild – Producers Pension Plan, were funded at 67.5% and 74.9%, respectively for the 2020 plan year, but neither of these plans were considered to be in endangered, critical, or critical and declining status in the 2020 plan year. We are listed as providing more than 5% of total contributions to the Motion Picture Industry Pension Plan. Total contributions made by us to multiemployer pension plans for the years ended December 31, 2021, 2020 and 2019 were $186, $135 and $155, respectively. Our share of contributions to plans whose zone status is below green is not material.

We also contribute to various other multiemployer benefit plans that provide health and welfare benefits to active and retired participants. Total contributions made by us to these other multiemployer benefit plans for the years ended December 31, 2021, 2020 and 2019 were $253, $182 and $206, respectively.

NOTE 17. EQUITY-BASED COMPENSATION

Certain of our employees participate in share-based compensation plans sponsored by AT&T, which include stock options and Restricted Stock Unit awards. The most recent stock option grant took place in 2018, vested within one year and no additional grants have since been issued. Restricted Stock Unit awards have a vesting period of one to four years in accordance with the terms of those plans.

Our Combined Statements of Operations include the compensation cost recognized for those plans as operating expenses, as well as the associated tax benefits. These amounts were based on the awards and terms previously granted to our employees but may not reflect the equity awards or results that we would have experienced or expect to experience as a standalone company. Additionally, expenses related to the AT&T corporate employees

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

were allocated based on an allocation metric which best represents our portion of corporate expenses incurred, primarily based on the relative percentage of expected revenue. The unit data presented in the tables below only reflect the costs that were directly attributable to our employees and none of the allocated expenses of AT&T’s corporate employees.

Equity Plans

Stock options and RSUs have been granted to our employees and non-employee directors. Generally, stock options have exercise prices equal to the fair market value on the date of grant, vest in four equal annual installments and expire ten years from the date of grant. RSUs generally vest in four equal annual installments. Stock options and RSUs generally provide for accelerated vesting upon an election to retire after reaching a specified age and years of service, as well as in certain additional circumstances for non-employee directors.

Holders of RSUs are generally entitled to receive cash dividend equivalents based on the regular quarterly cash dividends declared and paid by AT&T during the period that the RSUs are outstanding. The dividend equivalent payment for holders of RSUs subject to a performance condition is made in cash following the satisfaction of the performance condition. Holders of stock options do not receive dividends or dividend equivalent payments.

Upon the (i) exercise of a stock option or (ii) vesting of an RSU, shares of the Parent’s common stock may be issued either from authorized but unissued shares or from treasury stock.

Other information pertaining to each category of equity-based compensation appears below.

The compensation costs included in our Combined Statements of Operations are reflected in the table below:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Share-based compensation expense	$187	$216	$194
Tax benefits associated with share-based compensation expense	39	45	41

Total unrecognized compensation cost related to nonvested restricted stock units as of December 31, 2021, without taking into account expected forfeitures, is $223 and is expected to be recognized over a weighted-average period between 1 and 2 years. The total fair value of shares vested during the year ended December 31, 2021 was $203, compared to $177 and $293 for the years ended December 31, 2020 and 2019, respectively.

Restricted Stock Units

The following table sets forth the weighted-average grant date fair value of RSUs. We granted 10 target RSUs during the year ended December 31, 2021.

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
RSUs	$29.32	$35.62	$30.90

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The following table summarizes information about nonvested RSUs for the year ended December 31, 2021 (shares in millions):

	Number of Shares / Units	Weighted-Average Grant Date Fair Value
Nonvested as of December 31, 2020	11	$34.82
Granted	10	29.32
Vested	6	34.06
Forfeited	1	33.08
Nonvested as of December 31, 2021	14	31.36

Stock Options

We did not grant any stock options during the year ended December 31, 2021. The following table summarizes information about stock options outstanding during the year ended December 31, 2021 (shares in millions):

	Number of Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2020	5	$17.95
Exercised	2	14.02
Forfeited or expired	—	11.07
Outstanding and exercisable as of December 31, 2021	3	21.69

As of December 31, 2021, the weighted-average remaining contractual term of stock options outstanding and exercisable is 2 years. As of December 31, 2021, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of the aggregate stock options that either had vested or are expected to vest approximate the corresponding amounts for stock options outstanding.

The following table summarizes information about stock options exercised for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2021	2020	2019
Total intrinsic value	$12	$58	$181
Cash received	50	44	411

NOTE 18. SALES OF RECEIVABLES

We have agreements with various third-party financial institutions pertaining to the sales of certain types of our accounts receivable. The most significant of these programs are discussed in detail below and generally consists of revolving service and trade receivables. Under these programs, we transfer receivables to purchasers in exchange for cash. Under the terms of our agreements for this program, we continue to bill and collect the payments from our customers on behalf of the financial institutions.

Revolving Receivables Program

We have a revolving agreement to transfer up to $6,680 of certain receivables through our bankruptcy-remote subsidiaries to various financial institutions on a recurring basis in exchange for cash equal to the gross

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

receivables transferred. This agreement is subject to renewal on an annual basis and the transfer limit may be expanded from time to time. As customers pay their balances, we transfer additional receivables into the program, resulting in our gross receivables sold exceeding net cash flow impacts (e.g., collect and reinvest). The transferred receivables are fully guaranteed by our bankruptcy-remote subsidiaries and $1,095 of pledged receivables are transferred into bankruptcy-remote subsidiaries reflected on our Combined Balance Sheets as of December 31, 2021. In addition to our receivables, beginning in 2020 certain AT&T Mobility LLC receivables are transferred to a bankruptcy-remote subsidiary owned by an AT&T affiliate to serve as additional pledged collateral under this agreement. Any reduction of collateral in the future may impact the Company’s sold receivables. The transfers are recorded at fair value of the proceeds received and obligations assumed less derecognized receivables. The obligation is subsequently adjusted for changes in estimated expected credit losses and interest rates. Our maximum exposure to loss related to these receivables transferred is limited to the amount outstanding.

The fair value measurement used for the obligation is considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 14).

The following table sets forth a summary of receivables sold:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Gross receivables sold/cash proceeds received[1]	$17,686	$14,111	$11,602
Collections reinvested under revolving agreement	16,732	13,162	7,689

Net cash proceeds received	$954	$949	$3,913

Net receivables sold[2]	$17,582	$13,985	$11,216
Obligations (reversed) recorded	(27)	249	526

[1]	Includes initial sale of receivables of $954, $949 and $3,913 for the years ended December 31, 2021, 2020 and 2019, respectively.
[2]	Receivables net of allowance, return and incentive reserves and imputed interest.

The following table sets forth a summary of the receivables and accounts being serviced:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Gross receivables:	$1,095	$1,597
Balance sheet classification
Accounts receivable:
Trade receivables	906	1,403
Other assets:
Noncurrent notes and trade receivables	189	194
Outstanding portfolio of receivables derecognized from our Combined Balance Sheets	5,763	4,809
Cash proceeds received, net of remittances[1]	5,763	4,809

[1]	Represents amounts to which financial institutions remain entitled.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Accounts Receivable Factoring

In December 2021, we entered into a factoring agreement to sell certain of our non-U.S. trade accounts receivable on a non-recourse basis to a third-party financial institution. We account for these transactions as sales in accordance with ASC 860, “Transfers and Servicing”, when our continuing involvement subsequent to the transfer is limited to providing certain servicing and collection actions on behalf of the purchaser of the designated trade receivables. Proceeds from amounts factored are recorded as an increase to “Cash and cash equivalents” and a reduction to “Accounts receivable, net” in our Combined Balance Sheets. Cash received is also reflected as “Cash provided by Operating Activities” in our Combined Statements of Cash Flows. Total trade accounts receivable sold under the factoring arrangements were $302 for the year ended December 31, 2021. The impact to the Combined Statements of Operations was not material for the year ended December 31, 2021.

NOTE 19. ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to cash payments, “Other expense, net,” “Other current assets,” “Accounts payable and accrued liabilities,” “Other current liabilities,” and “Other noncurrent liabilities” is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash Flows
Cash payments made for interest	$89	$95	$445
Cash payments made for income taxes	744	$533	$576

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Other Expense, Net
(Gain) loss on equity method investees	$(9)	$71	$44
Investment impairment	2	151	30
Loss on Otter disposal	223	—	—
Pension remeasurement	(176)	88	(31)
Premiums paid and costs incurred on debt redemption	—	13	376
Net accelerated amortization of debt (premiums) discounts	—	—	(187)
Bridge Loan fees	219	—	—
Other	(10)	6	11

Total other expense, net	$249	$329	$243

	December 31, 2021	December 31, 2020
Other Current Assets
Inventory	$138	$114
Other	358	364

Total other current assets	$496	$478

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

	December 31, 2021	December 31, 2020
Accounts Payable and Accrued Liabilities
Accounts payable	$1,169	$1,064
Participations payable	3,029	2,741
Programming costs payable	2,258	2,337
Accrued expenses	1,665	863
Accrued compensation	1,570	1,634
Accrued interest	25	26
Accrued taxes	306	315
Other	630	728

Total accounts payable and accrued liabilities	$10,652	$9,708

	December 31, 2021	December 31, 2020
Other Current Liabilities
Deferred revenue	$1,285	$1,334
Other	281	277

Total other current liabilities	$1,566	$1,611

	December 31, 2021	December 31, 2020
Other Noncurrent Liabilities
Noncurrent tax and interest reserves	$339	$417
Participations payable	2,579	2,087
Programming costs payable	752	841
Noncurrent pension and post-retirement liabilities	297	325
Deferred compensation	542	650
Operating lease liabilities	2,305	2,330
Other	288	348

Total other noncurrent liabilities	$7,102	$6,998

NOTE 20. COMMITMENTS AND CONTINGENCIES

Commitments

We have commitments under certain network programming, film licensing, creative talent, employment and other agreements aggregating to $36,662 at December 31, 2021.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

The commitments under certain programming, film licensing, talent and other agreements (“Programming and Other”) during the next five years and thereafter are as follows:

Programming and Other
2022	$9,305
2023	5,585
2024	4,466
2025	3,558
2026	2,306
Thereafter	11,442

Total	$36,662

Contingent Commitments

We also have certain contractual arrangements that would require us to make payments or provide funding if certain circumstances occur (“Contingent Commitments”). Contingent Commitments principally include amounts that could be paid in connection with guarantees provided by us and post term advance obligations on certain co-financing arrangements.

The following is a description of our Contingent Commitments at December 31, 2021:

Six Flags Guarantee

In connection with our former investment in the Six Flags theme parks located in Georgia and Texas (collectively, the “Parks”), in 1997, certain subsidiaries of ours agreed to guarantee (the “Six Flags Guarantee”) certain obligations of the partnerships that hold the Parks (the “Partnerships”) for the benefit of the limited partners in such Partnerships, including: annual payments made to the Parks or to the limited partners and additional obligations at the end of the respective terms for the Partnerships in 2027 and 2028 (the “Guaranteed Obligations”). The aggregate gross undiscounted estimated future cash flow requirements covered by the Six Flags Guarantee over the remaining term (through 2028) are $523. To date, no payments have been made by us pursuant to the Six Flags Guarantee.

Six Flags Entertainment Corporation (formerly known as Six Flags, Inc. and Premier Parks Inc.) (“Six Flags”), which has the controlling interest in the Parks, has agreed, pursuant to a subordinated indemnity agreement (the “Subordinated Indemnity Agreement”), to guarantee the performance of the Guaranteed Obligations when due and to indemnify us, among others, if the Six Flags Guarantee is called upon. If Six Flags defaults in its indemnification obligations, we have the right to acquire control of the managing partner of the Parks. Six Flags’ obligations to us are further secured by its interest in all limited partnership units held by Six Flags.

Because the Six Flags Guarantee existed prior to December 31, 2002 and no modifications to the arrangements have been made since the date the guarantee came into existence, we are required to continue to account for the Guaranteed Obligations as a contingent liability. Based on our evaluation of the current facts and circumstances surrounding the Guaranteed Obligations and the Subordinated Indemnity Agreement, we are unable to predict the loss, if any, that may be incurred under the Guaranteed Obligations, and no liability for the arrangements has been recognized at December 31, 2021. Because of the specific circumstances surrounding the arrangements and the fact that no active or observable market exists for this type of financial guarantee, we are unable to determine a current fair value for the Guaranteed Obligations and related Subordinated Indemnity Agreement.

AT&T WarnerMedia Business

(A Component of AT&T Inc.)

Notes to the Combined Financial Statements

(In Millions except per share amounts)

Other Contingent Commitments

Other contingent commitments primarily include contingent payments for post-production term advance obligations on certain co-financing arrangements, as well as operating lease commitment guarantees, letters of credit, bank guarantees and surety bonds, which generally support performance and payments for a wide range of global contingent and firm obligations, including insurance, litigation appeals, real estate leases and other operational needs.

The following table summarizes our other contingent commitments at December 31, 2021. For other contingent commitments where payment obligations are outside our control, the timing of amounts presented in the table represents the earliest period in which the payment could be requested. For the remaining other contingent commitments, the timing of amounts presented in the table represents when the maximum contingent commitment will expire but does not mean that we expect to incur an obligation to make any payments within that time period. In addition, amounts presented do not reflect the effects of any indemnification rights we might possess:

Other Contingent Commitments
2022	$29
2023	1
2024	1
2025	1
2026	252
Thereafter	—

Total	$284

Contingencies

We are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 21. SUBSEQUENT EVENTS

We have performed an evaluation of subsequent events through March 4, 2022, which is the date the financial statements were available to be issued. No events or transactions were identified during this period that required recognition or disclosure in the Combined Financial Statements.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE WARNERMEDIA BUSINESS

Management’s discussion and analysis of financial condition and results of operations is a supplement to the accompanying Combined Financial Statements of the WarnerMedia Business as of December 31, 2020 and 2021 and for each of the years ended December 31, 2019, December 31, 2020 and December 31, 2021 and notes thereto and provides additional information on the WarnerMedia Business (as defined below) and its businesses, current developments, financial condition, cash flows and results of operations. All dollar figures in this management’s discussion and analysis of financial condition and results of operations are in millions unless otherwise indicated.

The Combined Financial Statements of the WarnerMedia Business represent the operations of the WarnerMedia Business and have been prepared on a carve-out basis. The WarnerMedia Business believes the assumptions underlying the preparation of the Combined Financial Statements of the WarnerMedia Business are reasonable. However, the Combined Financial Statements of the WarnerMedia Business included herein may not necessarily reflect the WarnerMedia Business’s results of operations, financial position, and cash flows in the future or what they would have been had the WarnerMedia Business been an independent, stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the WarnerMedia Business’s future results of operations, financial position or cash flows. The following section is qualified in its entirety by the more detailed information in this document, including the Combined Financial Statements of the WarnerMedia Business and notes thereto. The following discussion should be read in conjunction with “Unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business.”

Set forth below is a discussion of the WarnerMedia Business’s historical results of operations and financial condition. The following discussion does not give effect to the Transactions; for those, see the unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business included elsewhere in this document. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements.

AT&T Acquisition of Time Warner in June 2018

On June 14, 2018, pursuant to an Agreement and Plan of Merger dated as of October 22, 2016, AT&T Inc. (“AT&T”) acquired Time Warner Inc. (“Time Warner”) in a half-stock, half-cash transaction whereby Time Warner merged with a wholly owned subsidiary of AT&T and, as a result, became a subsidiary of AT&T. The deal combined Time Warner’s vast library of content and ability to create new premium content for audiences around the world with AT&T’s extensive customer relationships and distribution network, one of the world’s largest pay-TV subscriber bases and scale in TV, mobile and broadband distribution.

Reverse Morris Trust-Type Transaction Anticipated Early in the Second Quarter of 2022

On May 17, 2021, AT&T, Magallanes, Inc. (“Spinco,” presently a wholly owned subsidiary of AT&T), Discovery, Inc. (“Discovery”) and Drake Subsidiary, Inc. (“Merger Sub,” a wholly owned subsidiary of Discovery) entered into definitive agreements, pursuant to which and subject to the terms and conditions therein, (1) AT&T will transfer certain assets, liabilities and entities composing the WarnerMedia business of AT&T (such business to be transferred, the “WarnerMedia Business”) to Spinco (the “Separation”), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by Spinco and its subsidiaries, after giving effect to the Separation (together with Spinco, the “Spinco Group”), net working capital and other adjustments (the “Special Cash Payment”), and (b)(i) issue to AT&T the debt instruments of Spinco (the “Spinco Debt Securities”) that satisfy the requirement that the fair market value of the Spinco Debt

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Securities be equal to the face value of the Spinco Debt Securities such that the Spinco Debt Securities may be resold to the public at par on the date of issuance (the “Par Exchange Requirement”), (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the definitive agreements (the “Spinco Financing Agreements”) with respect to the commitment under the Commitment Letter (as defined below) to provide Spinco with the Bridge Loans (as defined below), on the terms and conditions contained in the Commitment Letter, or on such other terms as are reasonably acceptable to AT&T and Discovery and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, approximately $13.0 billion, subject to adjustment (the “Additional Amount”), (3) AT&T will distribute to its stockholders all of the issued and outstanding shares of common stock of Spinco, par value $0.01 per share (“Spinco common stock”), in a distribution that will, at AT&T’s election, take place either by way of (i) a pro rata distribution of Spinco common stock to AT&T stockholders or (ii) an exchange offer and a pro rata distribution of any shares of Spinco common stock remaining if such exchange offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted does not result in all shares of Spinco common stock being distributed in the exchange offer (the “Distribution”), (4) Discovery will amend and restate the Discovery charter to, among other things, change its name to Warner Bros. Discovery, Inc. (“WBD”) and reclassify and automatically convert each share of Discovery capital stock issued and outstanding or held by Discovery as treasury stock immediately prior to the effective time of the amendment and restatement of Discovery’s restated certificate of incorporation, as amended, into such number of shares of Series A common stock of WBD, par value $0.01 per share (“WBD common stock”), as set forth in the Agreement and Plan of Merger, dated as of May 17, 2021, as it may be amended from time to time (the “Merger Agreement”), by and among Discovery, Merger Sub, AT&T and Spinco (the “Reclassification”), and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the “Merger”) and as a wholly owned subsidiary of WBD.

On February 1, 2022, AT&T announced that the AT&T board of directors had determined to structure the Distribution as a pro rata distribution rather than an exchange offer. On the date (the “Closing Date”) on which the closing of the Merger (the “Closing”) occurs, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders on a pro rata basis. Each record holder of common shares of AT&T, par value $1.00 per share (“AT&T common stock”), on the record date for the Distribution (the “Distribution record date”) will be entitled to receive for each share of AT&T common stock held by such record holder as of the Distribution record date a number of shares of Spinco common stock equal to the total number of shares of Spinco common stock held by AT&T on the date of the Distribution (the “Distribution Date”), multiplied by a fraction, the numerator of which is the number of shares of AT&T common stock held by such record holder as of the Distribution record date and the denominator of which is the total number of shares of AT&T common stock outstanding on the Distribution record date (for the avoidance of doubt, excluding treasury shares held by any of AT&T and each of its subsidiaries and any legal predecessors thereto, but excluding any member of the Spinco Group). In the Merger, each issued and outstanding share of Spinco common stock (except for shares of Spinco common stock held by Spinco as treasury stock or by any other member of the Spinco Group, which will be canceled and cease to exist and no consideration will be delivered in exchange therefor) will automatically convert into the right to receive a number of shares of WBD common stock such that immediately after the Merger, such holders of AT&T common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases.

The Distribution and the Merger are a Reverse Morris Trust-type transaction and are expected to be tax-free to AT&T stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to AT&T stockholders in lieu of fractional shares in the Distribution or the Merger. The Separation, Special Cash Payment, Distribution, Reclassification, Merger, payment of the Additional Amount and other transactions contemplated by the definitive agreements entered into in connection with the Merger are collectively referred to herein as the “Transactions.”

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The completion of the Transactions is subject to the approval by Discovery stockholders of certain stockholder proposals and the satisfaction of customary closing conditions, including regulatory approvals. The Transactions are expected to be completed early in the second quarter of 2022.

Overview

The WarnerMedia Business is a global media and entertainment company that develops, produces, and acquires feature films, television, gaming, and other content for monetization in various media outlets including theatrical, its own and third-party basic and premium pay television, free-to-air television, its own and third-party direct-to-consumer services and physical / digital retail. The WarnerMedia Business is organized as an integrated content organization that operates as a single segment. Content creation, distribution, and programming are centrally managed to ensure the highest quality content is available to consumers on the optimal platform or format on a worldwide basis.

For the year ended December 31, 2021, the WarnerMedia Business generated operating revenue of $33,472 and operating income of $1,908. The WarnerMedia Business’s principal product offerings are promoted in both the United States and internationally, with roughly 74% of operating revenue for the year ended December 31, 2021 generated in the U.S. market.

Principal Product Offerings

Pay television networks and related properties

The WarnerMedia Business offers pay television networks and related properties, including premium pay television networks such as HBO, and basic television networks, including TNT, TBS, CNN, HLN, Cartoon Network, Adult Swim, Boomerang, truTV, and Turner Classic Movies. In addition to movie and television content, the WarnerMedia Business’s basic pay television networks include live sports such as NBA, MLB, NHL and the NCAA Division 1 Men’s Basketball Tournament. Basic pay television network programming is delivered by distributors and is available to subscribers of the distributors for viewing live and on demand through the distributors’ services and network apps.

HBO Max platform

As of December 31, 2021, the WarnerMedia Business had approximately 73.8 million HBO Max/HBO subscribers globally. HBO’s original programming is also licensed to third-party television networks and digital platforms in certain territories outside the U.S. and is made available to customers in both physical and digital home video formats in both the U.S. and various international regions.

Advertising Products

As a provider of advertising supported programming services, the WarnerMedia Business is also active in the business of third-party advertising sales.

Feature Films

The WarnerMedia Business produces and releases feature films for initial exhibition in theaters, on HBO Max and, in 2021, simultaneously in theaters and HBO Max domestically. Titles are subsequently monetized via traditional exhibition windows/channels. The WarnerMedia Business also enters into film co-financing arrangements with third parties, including both studio and non-studio entities, to jointly finance or distribute certain films. These arrangements can take various forms, but in most cases involve the grant of an economic interest in a film to an investor. Investors generally assume the full risks and rewards of ownership proportionate to their ownership in the film.

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Television Production

The WarnerMedia Business produces content for broadcasters, third-party cable and streaming services as well as its own cable and streaming services globally. The WarnerMedia Business traditionally maintains distribution rights and subsequently monetizes titles via traditional exhibition windows/channels.

Home Entertainment

The WarnerMedia Business generates revenue from the sale of its produced and acquired films on physical media such as DVDs and Blu-ray discs via retail stores and rental kiosks, and through digital distribution services such as Amazon and iTunes. Release dates for Home Entertainment products depend on several factors including the timing of the exhibition of a film in movie theaters, holiday periods and competitive releases.

Games

The WarnerMedia Business develops, publishes and distributes games, including mobile, PC, and console games. Its games are based on intellectual property owned or licensed by the WarnerMedia Business (including DC Entertainment properties, Harry Potter and Mortal Kombat).

Consumer Products

The WarnerMedia Business licenses certain trade names, characters and other intellectual properties to various theme park operators, manufacturers, game developers, publishers and retailers throughout the world for use in entertainment venues, for published materials, themed experiences, merchandise and games. The WarnerMedia Business also sells its branded merchandise through owned retail stores and online venues.

Key Developments

The following transactions and key events occurred during the years ended December 31, 2020 and 2021.

COVID-19 Impact

The WarnerMedia Business’s results of operations have been impacted by the coronavirus (“COVID-19”) and measures taken to prevent its spread or mitigate its effects both domestically and internationally. Starting at the end of the first quarter of 2020, the WarnerMedia Business experienced disruptions in theatrical, television and games production delaying planned release dates. Key live sports programming was canceled or shifted from the second quarter to the third quarter of 2020. Most COVID-19 restrictions were relaxed in 2021, TV and theatrical productions resumed at near full capacity, and more films have been released in theaters (with a simultaneous release on HBO Max in the U.S.) in 2021 compared to 2020.

The short-term and long-term economic effects of the pandemic and resulting changes in consumer behavior remain unpredictable. There are a number of uncertainties that could impact the WarnerMedia Business’s future results of operations, including the effectiveness of COVID-19 mitigation measures, the duration of the pandemic, the efficacy and widespread distribution of vaccines and new treatments, the impact of new variants of the virus, global economic conditions, changes to its operations, changes in consumer confidence, behaviors and spending, work and study from home trends and the sustainability of supply chains. Consequently, operating results and cash flows may continue to be adversely impacted by COVID-19 for the duration of the pandemic. Specifically, the WarnerMedia Business’s future operating results may be affected by the following:

•	lower revenue resulting from lower attendance at movie theaters, requirement of vaccine passports in certain states / countries and theatrical windows being reduced to 45 days;

•	continued expenses to protect employees, contractors and customers; and

•	potential reduction in office costs and rent expense because more employees may be working remotely.

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HBO Max Domestic Launch

On May 27, 2020, the WarnerMedia Business launched HBO Max, a direct-to-consumer subscription service in the U.S. In 2021, HBO Max launched its ad-supported offering in the U.S. and expanded to Latin America, the Caribbean and certain parts of Europe including Denmark, Norway, Finland, Spain, and Andorra with launch in additional European countries scheduled for 2022. As of December 31, 2021, the WarnerMedia Business had approximately 73.8 million HBO Max/HBO subscribers globally.

Revenue Sources

The WarnerMedia Business is an integrated content organization that operates as a single segment. Its revenues consist of subscription, advertising, and content and related party and other.

Subscription Revenues

The WarnerMedia Business generates subscription revenues from HBO networks and the HBO Max streaming platform, and its basic television networks. HBO’s networks are available in the U.S. and internationally to subscribers through traditional and digital distributors on a premium pay basis and in the basic television tier in certain territories. The HBO Max platform is made available by the WarnerMedia Business on an OTT subscription basis through the Internet directly to consumers and through third-party distribution partners. HBO Max launched domestically in May 2020 with an advertising-free service, in Latin America and the Caribbean in June 2021 and in certain parts of Europe in October 2021. The WarnerMedia Business’s basic television networks are primarily delivered by traditional television distributors, such as cable, satellite, and telecommunications service providers, as well as digital distributors, and are available to subscribers of the distributors for viewing live and on demand through the distributors’ services and companion network apps.

Advertising Revenues

The WarnerMedia Business’s advertising revenues consist primarily of advertising arrangements for its basic television networks and related properties, and the advertising-supported tier of HBO Max. In the U.S., advertising revenues generally depend on the size and demographics of a network’s audience delivered to an advertiser, the number of units of time sold and the price per unit. The price per unit of advertising is determined considering factors such as the type of program or network and/or the time of day the advertising is to be run. Certain advertising inventory is sold in the “upfront” market in advance each year and other inventory in the “scatter” market closer to the time a program airs. Outside the U.S., advertising is generally sold at a fixed rate for the unit of time sold, determined by the time of day and network.

Content Revenues

The WarnerMedia Business’s content revenues consist primarily of licensing feature films for initial theatrical exhibition, and licensing television programs for initial television broadcast or subscription video-on-demand streaming. Additional film and television revenues are derived from distribution channels including international free-to-air, basic and premium pay television; television syndication; and further streaming services. Content revenues also include home entertainment sales and rentals of film and television products (physical and digital, including premium video-on-demand, transactional video-on-demand and electronic sell-through), game content sales (physical and digital), and consumer products licensing.

Related Party Revenues

Related party revenues consist mainly of subscription revenue from AT&T and its affiliates for HBO Max subscriptions offered as a bundle with wireless, internet or TV services to AT&T customers as well as transactions with equity method investments.

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Other Revenue

Other revenue consists mainly of income from Warner Bros. Studio operations such as ticket sales for Studio Tours in Leavesden and Burbank, Studio Production rentals and theatre revenue for live shows.

Comparison of the year ended December 31, 2020 to December 31, 2019

Results of Operations

The following table sets forth the audited combined results of operations of the WarnerMedia Business for the years ended December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
	(Dollars in Millions)
Operating Revenues
Subscription revenue	10,758	10,582
Advertising revenue	3,925	4,537
Content revenue	9,324	13,214
Related party revenue	3,384	3,612
Other revenue	755	981

Total operating revenue	28,146	32,926

Operating Expenses
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	15,956	18,010
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)	6,112	6,181
Related party expense	704	292
Depreciation and amortization expense	4,961	5,360

Total operating expense	27,733	29,843

Operating Income	413	3,083

Other Expenses
Interest expense, net	147	426
Other expense, net	329	243

Total other expenses	476	669

(Loss) income before tax provision	(63)	2,414

Income tax (benefit) expense	(75)	134

Net income	12	2,280

Factors Affecting Results from Operations

The WarnerMedia Business operating revenue in 2020 was $28,146, compared to $32,926 in 2019. COVID-19 direct consequences (theater closure, film and television production stoppages and sporting event postponement or cancellation) accounted for most of the decrease in revenue in 2020 from 2019.

The WarnerMedia Business operating expenses for 2020 were $27,733, compared to $29,843 in the prior year. The decrease was primarily due to lower marketing costs and amortization of film costs for fewer theatrical and television titles released in 2020 as a result of COVID-19 partially offset by film impairment charges for $530 taken in the fourth quarter of 2020. These operating expenses include restructuring and severance costs of approximately (i) $282 and $443 in 2020 and 2019, respectively, as part of the WarnerMedia Business’s efforts

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to integrate HBO, Turner and Warner Bros. into a single operating company as well as (ii) approximately $269 in 2020 in connection with the WarnerMedia Business’s restructuring efforts to simplify production, management and distribution of content in order to shift the company’s strategy to a direct-to-customers model. These restructuring charges are not expected to recur in future years as the related restructuring efforts are considered complete.

As a result of the above, the WarnerMedia Business operating income for 2020 was $413 compared to $3,083 in the prior year.

The WarnerMedia Business’s income tax expense and deferred tax balances have been computed as if the WarnerMedia Business filed income tax returns on a carve-out basis separate from AT&T. Income tax benefit was $75 in 2020 compared to income tax expense of $134 in 2019. The decrease in 2020 was primarily driven by decreased income before income taxes offset by impacts from foreign operations and uncertain tax positions. As a carve-out entity, the WarnerMedia Business’s deferred taxes and effective tax rate may differ from those in the historical periods.

WarnerMedia Business Subscription Revenue

The WarnerMedia Business subscription revenue remained flat at $10,758 in 2020, compared to $10,582 in 2019. Subscription revenue grew in 2020 due to the May 2020 acquisition of the remaining interest in HBO LAG and higher domestic retail subscribers as a result of launching HBO Max. This increase was offset by lower subscriptions at regional sports networks and unfavorable exchange rates.

WarnerMedia Business Advertising

The WarnerMedia Business advertising revenue in 2020 was $3,925, compared to $4,537 in 2019. This decrease primarily resulted from the cancellation of the NCAA Division I Men’s Basketball Tournament in the first quarter of 2020 and the impacts of shifting NBA playoffs from the second quarter of 2020 to the third quarter of 2020 which had tougher comps against NFL and other premium sports that are typically exhibited during the third quarter of each year. Further, the delayed start of the 2020/2021 NBA season contributed to the year-over-year decline in advertising revenue. These advertising revenue declines were partially offset by increased advertising due to news coverage of general elections and COVID-19 developments.

WarnerMedia Business Content

The WarnerMedia Business content revenue in 2020 was $9,324, compared to $13,214 in 2019. Lower revenue was mainly due to theater closures around the world for a significant portion of the year and the postponement of theatrical releases. Television content revenue was impacted by COVID-19 related production shut-downs leading to lost broadcast episodes and delays to future periods.

WarnerMedia Business Related Party Revenue

The WarnerMedia Business related party revenue was $3,384 in 2020 compared to $3,612 in 2019. This decrease is mainly attributable to lower licensing revenue from the CW Network, a related party investee, due to reduced production of content in 2020 as a result of COVID-19.

WarnerMedia Business Other Revenue

The WarnerMedia Business other revenue in 2020 was $755, compared to $981 in 2019 mainly due to the studios shut down due to COVID-19 for several months in 2020 leading to decreased to studio rental revenue and lower studio tour ticket sales.

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Operating Expenses

Cost of revenue in 2020 was $15,956, representing a decrease from $18,010 in 2019 mainly due to lower marketing of theatrical products, lower production costs as a result of COVID-19-related shutdowns and lower sports programming costs as a result of the previously mentioned cancellations and modifications to the timing and/or duration of various sporting events. These operating expense declines were partially offset by film impairment charges incurred in 2020 and increased HBO costs due to approximately $1,800 of investment in HBO Max, primarily consisting of programming and marketing costs, as well as incremental production shutdown costs. In 2020, production shutdown costs net of insurance reimbursements amounted to $78.

Selling, general and administrative costs were $6,112 in 2020, representing a decrease from $6,181 in 2019 as a result of cost savings initiatives partially offset by increased marketing costs associated with HBO Max.

WarnerMedia Business Interest Expense, net

The WarnerMedia Business interest expense, net was $147 in 2020 compared to $426 in 2019. The decrease in 2020 is primarily due to lower debt balances. AT&T executed a debt exchange of $11,041, purchased $590 of the WarnerMedia Business notes and redeemed $2,986 of notes.

WarnerMedia Business Other Expense, net

The WarnerMedia Business other expense, net was $329 in 2020 compared to $243 in 2019. This increase is mainly due to 2020 charges for impairment of equity investments related to the impact of COVID-19 on the movie industry.

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Comparison of the year ended December 31, 2021 to December 31, 2020

Results of Operations

The following table sets forth the audited combined results of operations of the WarnerMedia Business for the years ended December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
	(Dollars in millions)
Operating Revenues
Subscription revenue	12,585	10,758
Advertising revenue	4,357	3,925
Content revenue	12,016	9,324
Related party revenue	3,615	3,384
Other revenue	899	755

Total operating revenue	33,472	28,146

Operating Expenses
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	19,472	15,956
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)	7,142	6,112
Related party expense	399	704
Depreciation and amortization expense	4,551	4,961

Total operating expense	31,564	27,733

Operating Income	1,908	413

Other Expenses
Interest expense, net	142	147
Other expense, net	249	329

Total other expenses	391	476

Income (loss) before tax provision	1,517	(63)

Income tax expense (benefit)	261	(75)

Net income	1,256	12

Factors Affecting Results from Operations

The WarnerMedia Business operating revenue was $33,472 in 2021 compared to $28,146 in 2020. This increase is mainly due to a growth in subscription revenue, driven by increased HBO Max/HBO subscribers, and increased content sales revenue, stemming primarily from growth in theatrical revenue and increased licensing revenue as production grew in 2021 compared to 2020 during which production was shut-down for several months due to COVID-19.

The WarnerMedia Business operating expenses were $31,564 in 2021, compared to $27,733 in the prior year. The increase was mainly due to increased film and programming costs and higher HBO Max marketing costs in 2021 compared to 2020.

As a result of the above, the WarnerMedia Business operating income for 2021 was $1,908 compared to $413 in the prior year.

The WarnerMedia Business’s income tax expense and deferred tax balances have been computed as if the WarnerMedia Business filed income tax returns on a carve-out basis separate from AT&T. Income tax expense

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was $261 in 2021 compared to an income tax benefit of $75 in 2020. Income tax expense for 2021 increased primarily as a result of increased income before income taxes and the impact from book goodwill impairment offset by impacts from foreign operations and uncertain tax positions.

WarnerMedia Business Subscription Revenue

The WarnerMedia Business subscription revenue in 2021 was $12,585, compared to $10,758 in 2020. This increase is mainly the result of a full year of HBO Max subscription revenue in 2021 compared to only 7 months for 2020, as HBO Max launched in the United States in late May 2020, as well as the launch of HBO Max in Latin America in 2021.

WarnerMedia Business Advertising

The WarnerMedia Business advertising revenue in 2021 was $4,357, compared to $3,925 in 2020, mainly a result of the 2021 return of most major sporting events, including the NCAA Men’s Division I Basketball Tournament, the return to a normal schedule of the NBA, and the launch of the ad-supported version of HBO Max in the U.S. at the beginning of June 2021.

WarnerMedia Business Content

The WarnerMedia Business content revenue in 2021 was $12,016, compared to $9,324 in 2020. This increase was primarily the result of increased TV licensing revenue as more content was produced during 2021 compared to 2020, due to the studios having been shut down for a portion of 2020, and increased theatrical revenue with the full re-opening of most movie theaters in 2021 while most theaters were closed or partially open for several months in 2020.

WarnerMedia Business Related Party Revenue

The WarnerMedia Business related party revenue was $3,615 in 2021, compared to $3,384 in 2020. The increase is a consequence of lower license fees recognized from the CW Network for content in 2020 due to reduced production stemming from the consequences of COVID-19. Production in 2021 resumed at a close to normal level thus leading to more content delivered to the CW Network and higher revenues.

WarnerMedia Business Other Revenue

The WarnerMedia Business other revenue in 2021 was $899, compared to $755 in 2020, mainly due to increased studio activity, higher studio tour ticket sales as tours in Burbank and Leavesden reopened in June 2021 and late 2020 respectively, and the opening of the Harry Potter retail store in New York in June 2021.

Operating Expenses

Cost of revenues was $19,472 in 2021 compared to $15,956 in 2020. This increase is mainly due to higher film and programming costs, including higher HBO Max production costs and sports programming costs in 2021 compared to 2020, which was impacted by significant programming cancellations and timing modifications due to COVID-19. Higher theatrical marketing costs in 2021 in connection with an increased number of theatrical releases also contributed to this growth in cost of revenues.

Selling, general and administrative costs were $7,142 in 2021, compared to $6,112 in 2020. This increase is the result of higher marketing costs associated with HBO Max, partially offset by lower bad debt expense and lower costs as a result of restructuring efforts in 2021.

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WarnerMedia Business Related Party Expense

The WarnerMedia Business related party expense was $399 in 2021, compared to $704 for the prior year. This decrease is mainly attributed to lower corporate allocations and a decrease in expenses associated with certain investees in which the WarnerMedia Business holds equity method investments.

WarnerMedia Business Interest Expense, net

The WarnerMedia Business interest expense, net remained flat at $142 in 2021 compared to $147 in 2020.

WarnerMedia Business Other Expense, net

The WarnerMedia Business other expense, net was $249 in 2021, compared to $329 in 2020. This decrease is mainly due to the fact that in 2020, charges for impairment of equity investments related to the impact of COVID-19 on the movie industry were incurred whereas no similar impairments were required in 2021, partly offset by fees incurred in connection with the commitment letter entered into in May 2021.

Liquidity and Capital Resources

The primary source of liquidity for the WarnerMedia Business is the cash flow provided by operations, which has historically been transferred to AT&T to support its overall cash management strategy. The WarnerMedia Business participates in AT&T’s cash management system and generally has not required separate dedicated cash balances or accounts. The WarnerMedia Business expects AT&T will continue to fund the WarnerMedia Business’s cash needs through the date of the Separation and that, following completion of the Merger, WBD will continue to provide the support to the WarnerMedia Business that was previously provided by AT&T.

Cash Flows

The WarnerMedia Business had $1,879 in cash and cash equivalents available at December 31, 2021. Cash and cash equivalents included cash of $1,787 and money market funds and other cash equivalents of $92. As of December 31, 2021 and December 31, 2020, cash subject to restrictions on repatriation approximated 5% and 5%, respectively, of consolidated cash, which excludes cash related to normal foreign country withholding taxes or limited by foreign distributable earnings. Historically, such restrictions have not impacted the ability of the WarnerMedia Business to meet its obligations as they become due, and the WarnerMedia Business does not expect any issues prospectively.

The WarnerMedia Business had $1,494 in cash and cash equivalents available at December 31, 2020. Cash and cash equivalents included cash of $1,331 and money market funds and other cash equivalents of $163. Approximately $972 of the WarnerMedia Business’s cash and cash equivalents were held by its foreign entities in accounts predominantly outside of the United States and may be subject to restrictions on repatriation.

The WarnerMedia Business’s cash and cash equivalents increased by $385 between December 31, 2021, and December 31, 2020. In 2021, cash inflows were primarily provided by cash receipts from operations, the impact of securitization of accounts receivable and cash transfers from AT&T, the WarnerMedia Business’s parent, as well as proceeds from dispositions primarily related to the sale of an equity method investment. These inflows were partially offset by cash used to fund the WarnerMedia Business, including payment of operating expenses, capital expenditures and for the funding of equity method investments (including The CW Network, China Media Capital, and Studio Distribution Services).

The WarnerMedia Business’s cash, cash equivalents and restricted cash decreased by $582 between December 31, 2019, and December 31, 2020. In 2020, cash inflows were primarily provided by cash receipts from operations and the impact of securitization of accounts receivable. These inflows were partially offset by cash used to fund the WarnerMedia Business, including payment of operating expenses, strategic acquisitions (mainly HBO LAG and You.i) and cash transfers to the WarnerMedia Business’s parent, AT&T.

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Liquidity risk is the risk that the WarnerMedia Business will encounter difficulty in meeting obligations associated with financial liabilities. The WarnerMedia Business manages liquidity risk through its capital structure and access to the AT&T cash pool before the Separation.

The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the WarnerMedia Business as they come due. Since inception, the WarnerMedia Business has financed its cash requirements primarily through cash from operations, including securitization of receivables.

The below table sets forth the WarnerMedia Business’s net cash flows provided by and used in operating, investing, and financing activities:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(Dollars In Millions)
Cash provided by operating activities	3,243	4,655	8,883
Cash used in investing activities	(501)	(818)	(206)
Cash used in financing activities	(2,358)	(4,419)	(8,060)

Cash Provided by Operating Activities

During the year ended December 31, 2021, cash provided by operating activities was $3,243, compared to $4,655 for the year ended December 31, 2020; as a result of increased spend in theatrical film and television productions in 2021 compared to 2020, which was more impacted by restrictions and production shut-downs due to COVD-19, partially offset by higher collection and securitization of accounts receivable, increased operations in 2021 compared to 2020 and the timing of working capital payments. The WarnerMedia Business actively manages the timing of its supplier payments for operating items to optimize cash flow.

During the year ended December 31, 2020, cash provided by operating activities was $4,655, compared to $8,883 for the year ended December 31, 2019. Cash provided by operating activities in 2020 was impacted by a reduction of collections and operations due to COVID-19 and the timing of working capital payments partially offset by the implementation of accounts receivable securitization facility. The WarnerMedia Business actively manages the timing of its supplier payments for operating items to optimize cash flow.

Cash Used in Investing Activities

During the year ended December 31, 2021, cash used in investing activities totaled $501, which consisted primarily of $769 of net cash paid for capital expenditures and $205 of net cash paid to fund equity investments. These cash outflows were partially offset by proceeds from sales of fixed assets and an equity method investment for approximately $473. See Note 5—Acquisitions and Dispositions of the Combined Financial Statements of the WarnerMedia Business appearing elsewhere in this document.

During the year ended December 31, 2020, cash used in investing activities totaled $818 which consisted primarily of $233 of cash paid for acquisitions net of cash acquired primarily related to acquiring remaining interests in HBO LAG and You.i and capital expenditures of $608. These cash outflows were partially offset by proceeds from sales of fixed assets.

Cash Used in Financing Activities

During the year ended December 31, 2021, cash used in financing activities totaled $2,358 and consisted mainly of $2,322 of cash transferred to the WarnerMedia Business’s parent company, AT&T, and $36 of repayment of debt and finance leases.

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During the year ended December 31, 2020, cash used in financing activities totaled $4,419 and consisted mainly of $4,214 of cash transferred to the WarnerMedia Business’s parent company, AT&T, and $192 of repayment of debt and finance leases.

Liquidity and Capital Resources Following the Transactions

As of December 31, 2021, Discovery had total assets of $34.4 billion, current liabilities of $3.5 billion and long-term debt of $14.4 billion. As of December 31, 2021, the WarnerMedia Business had total assets of $117.8 billion, current liabilities of $12.3 billion and long-term debt of $1.7 billion. Following the completion of the Transactions, WBD’s total assets and liabilities will increase significantly from those of Discovery prior to the Transactions. As of December 31, 2021, on a pro forma basis (as described in “Unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business”), WBD would have had total assets of $161.5 billion, current liabilities of $16.0 billion and long-term debt of $57.8 billion. Discovery’s cash from operations was $2.8 billion for the fiscal year ended December 31, 2021. The WarnerMedia Business’s cash from operations was $3.2 billion for the fiscal year ended December 31, 2021. Discovery also expects WBD’s cash from operations to increase significantly from that of Discovery as a result of the completion of the Transactions and the integration of the WarnerMedia Business.

Discovery expects WBD’s interest expense to increase significantly from that of Discovery as a result of the completion of the Transactions. For the year ended December 31, 2021, on a pro forma basis (as described in “Unaudited pro forma condensed combined financial statements of Discovery and the WarnerMedia Business”), WBD would have incurred additional interest expense of $1.5 billion, in connection with the indebtedness for borrowed money incurred in connection with the financing.

Discovery expects WBD to realize cost synergies of over $3.0 billion on a run-rate basis by the end of the second full year following the completion of the Transactions. These cost synergies are expected to be driven by technology, marketing and platform efficiencies. Discovery expects WBD to incur significant, one-time costs of approximately $0.8 billion in connection with completing the Transactions and an additional approximately $1.5 billion in one-time cash costs during the first year following the completion of the Transactions that Discovery believes will be necessary to realize the anticipated cost synergies from the Transactions. No assurances of the timing or amount of synergies able to be captured, or the timing or amount of costs necessary to achieve those synergies, can be provided.

In connection with the Transactions, Spinco will incur indebtedness in an aggregate principal amount of up to approximately $43.0 billion in order to finance, in part, the Special Cash Payment and the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses, with the ultimate amount of such debt subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, net working capital and other adjustments. Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the senior unsecured notes issued in a Rule 144A or other private placement in an aggregate principal amount of up to $31.5 billion (“Spinco Notes”) (including the Spinco Debt Securities), the up to $41.5 billion in aggregate principal amount of senior unsecured bridge term loans (the “Bridge Loans”) (if applicable) and the $10.0 billion term loan credit agreement (the “Spinco Term Loan Credit Agreement”) will be guaranteed by WBD, Discovery Communications, LLC (“DCL”) and Scripps Networks Interactive, Inc. (“Scripps”). In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco.

Discovery anticipates that WBD’s primary sources of liquidity for working capital and operating activities will be cash from operations and borrowings under its existing credit facilities. Discovery expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding Spinco debt (including under the Bridge Loans, the Spinco Term Loan Credit Agreement and the indentures governing the Spinco Notes (including the Spinco Debt Securities), if any) and to fund working capital and capital expenditure requirements,

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including the significant one-time costs relating to the Transactions described above. Discovery expects that WBD or Spinco, as applicable, will be able to comply with the financial and other covenants of its existing debt arrangements and the covenants under the Commitment Letter governing the Bridge Loans, the Spinco Term Loan Credit Agreement and the indentures governing the Spinco Notes (including the Spinco Debt Securities), if any.

For more information on the WarnerMedia Business’s and Discovery’s existing sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the WarnerMedia Business” and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2021, which is filed with the SEC and incorporated by reference in this document.

The WarnerMedia Business Financing

As described elsewhere in this document, the Separation and Distribution Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco, as it may be amended from time to time (the “Separation Agreement”), requires that, prior to the Distribution, Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the approximately $1.6 billion of existing debt of the WarnerMedia Business to be assumed by the Spinco Group, subject to certain additional adjustments and (b)(1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment.

On May 17, 2021, in connection with the entry into the Separation Agreement and the Merger Agreement, Spinco entered into a commitment letter (as it may be amended from time to time, the “Commitment Letter”), under which JPMorgan Chase Bank, N.A., Goldman Sachs Bank, USA, Goldman Sachs Lending Partners LLC and certain other financial institutions committed to provide to Spinco $41.5 billion in aggregate principal amount of senior unsecured bridge term loans, in two tranches, a $31.5 billion tranche and a $10.0 billion tranche, such commitments to be reduced by, among other things, (1) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain equity and debt issuances, including the notes offered hereby, (2) the amount of net cash proceeds received by Spinco (and, following the completion of the Merger, WBD) from certain non-ordinary course dispositions of assets, (3) term loan commitments under certain qualifying term loan facilities and (4) certain financings in connection with AT&T’s transfer of the Spinco Debt Securities to one or more investment banks in exchange for certain debt obligations of AT&T held by such investment bank(s) as principal for their own account (the “Securities Exchange”). The proceeds of any funded Bridge Loans will be used by Spinco on the Closing Date to finance, in part, the Special Cash Payment, the Additional Amount and to otherwise fund the other Transactions and to pay the related transaction fees and expenses. The commitments under the Commitment Letter are subject to customary closing conditions.

On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the Tranche 2 commitments under the Commitment Letter in the aggregate amount of $10.0 billion to zero. The Tranche 1 commitments under the Commitment Letter in the aggregate amount of $31.5 billion remain in effect as of the date hereof.

The Spinco Term Loan Credit Agreement contains certain representations and warranties and covenants, including limitations on liens, investments, indebtedness, dispositions, transactions with affiliates, dividends and other restricted payments and certain burdensome agreements and financial maintenance covenants providing that Discovery will be required to maintain (commencing with the last day of the first full fiscal quarter following the first date the conditions under the Spinco Term Loan Credit Agreement are satisfied or waived (the “Spinco

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Term Loan Closing Date”)) (i) a Consolidated Interest Coverage Ratio (as defined in the Spinco Term Loan Credit Agreement) of no less than 3.00 to 1.00 and (ii) a Consolidated Leverage Ratio (as defined in the Spinco Term Loan Credit Agreement) of (a) from and after the last day of the first full fiscal quarter following the Spinco Term Loan Closing Date to the Measurement Period (as defined the Spinco Term Loan Credit Agreement) ending on the last day of the first full fiscal quarter after the first anniversary of the Spinco Term Loan Closing Date, no more than 5.75 to 1.00, (b) from and after the Measurement Period ending on the last day of the first full fiscal quarter after the first anniversary of the Spinco Term Loan Closing Date to the Measurement Period ending on the last day of the first full quarter after the second anniversary of the Spinco Term Loan Closing Date, 5.00 to 1.00 and (c) thereafter, 4.50 to 1.00. As of December 31, 2021, the WarnerMedia Business was in compliance with the covenants for the Term Loan.

Prior to the Spinco Term Loan Closing Date, only a bankruptcy or insolvency event of default with respect to Spinco would permit the lenders to terminate their commitments under the Spinco Term Loan Credit Agreement.

The commitment of the lenders under the Spinco Term Loan Credit Agreement to provide loans will terminate on the earliest of (1) the termination of the Merger Agreement in accordance with its terms, (2) July 15, 2023, (3) the consummation of the Distribution with or without the funding of the loans under the Spinco Term Loan Credit Agreement (after giving effect to any such loans funded) and (4) the date of termination in full of the TL Tranche 1 commitments in an aggregate principal amount of $3.0 billion and TL Tranche 2 commitments in an aggregate principal amount of $7.0 billion pursuant to the terms of the Spinco Term Loan Credit Agreement (the period from June 4, 2021 to such termination date, the “Availability Period”).

On or prior to the Distribution Date, Spinco expects to issue senior unsecured notes, including the notes offered hereby, in an aggregate principal amount of up to $31.5 billion which will be used to pay the Special Cash Payment and issue to AT&T the Spinco Debt Securities, which will in turn be used by AT&T to repay certain existing debt pursuant to the Securities Exchange.

Following the completion of the Transactions, it is expected that all obligations of Spinco with respect to the notes offered hereby (including the Spinco Debt Securities), the Bridge Loans (if applicable) and the Spinco Term Loan Credit Agreement will be guaranteed by WBD, DCL and Scripps. In addition, following the Merger, by virtue of the fact that Spinco will be a wholly owned subsidiary of WBD, the consolidated indebtedness of WBD and its subsidiaries will include the indebtedness of Spinco.

Upon the completion of the Transactions, the available commitments under Discovery’s multicurrency revolving credit agreement (as amended on July 31, 2021) will, subject to certain conditions, be increased by $3.5 billion, to an aggregate amount not to exceed $6.0 billion.

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The WarnerMedia Business has issued various public debt instruments with interest rates ranging from 1.95% to 9.15%.

		December 31, 2021	December 31, 2020
Fixed-rate public debt
Interest Rates	Maturities
1.95% – 2.99%	2023 – 2026	$230	$244
3.00% – 4.99%	2023 – 2045	368	368
5.00% – 6.99%	2026 – 2043	337	337
7.00% – 9.15%	2023 – 2036	589	591

		1,524	1,540
Unamortized premium (discount)—net		147	164

Total fixed-rate public debt		1,671	1,704
Finance lease obligations		52	83

Total long-term debt, including current maturities		1,723	1,787
Current maturities of long-term debt		10	22

Total long-term debt		$1,713	$1,765

During 2019, AT&T completed a debt exchange of $11,041 of the WarnerMedia Business debt and purchased $590 of the WarnerMedia Business notes. These amounts are reflected as net parent investment. Additionally, $2,986 of notes during 2019 were redeemed resulting in an extinguishment loss of $189. As of December 31, 2021, December 31, 2020 and December 31, 2019, the WarnerMedia Business was in compliance with all conditions of instruments governing its public debt.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of the WarnerMedia Business’s contractual obligations as of December 31, 2021 under (1) operating leases, (2) film, licensing and talent obligations and (3) other finance commitments reflected on the balance sheet under GAAP.

	Total	2022	2023- 2024	2025- 2026	Thereafter
	($ in millions)
Leases:
Operating lease obligations(a)	$3,197	$396	$653	$492	$1,656
Other:
Film, licensing and talent obligations(b)	$36,662	$9,305	$10,051	$5,864	$11,442

Other finance commitments(c)	$342	$45	$28	$260	$9

Total	$40,201	$9,746	$10,732	$6,616	$13,107

(a)

Includes future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year. Certain leases require the WarnerMedia Business to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.

(b)	Consist of commitments under certain programming, film, licensing, sports rights, talent and other agreements.
(c)

Consist of post-production term advance obligations on certain co-financing agreements, operating lease commitment guarantees, letters of credit, bank guarantees, finance lease obligations and surety bonds, which generally support performance and payments for a wide range of global contingent and firm obligations, including insurance, litigation appeals, real estate leases and other operational needs.

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Other Matters

Recent Accounting Pronouncements

Government Assistance

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance” (ASU 2021-10), which requires annual disclosures, in the notes to the financial statements, about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other guidance. The annual disclosures include terms and conditions, accounting treatment and impacted financial statement lines reflecting the impact of the transactions. ASU 2021-10 will be effective for annual reporting periods beginning after December 15, 2021, under prospective or retrospective application for all in scope government transactions in the financial statements as of our adoption date or thereafter. We are evaluating the disclosure impacts of our adoption of ASU 2021-10.

Credit Losses

As of January 1, 2020, the WarnerMedia Business adopted, through modified retrospective application, ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASC 326, which replaces the incurred loss impairment methodology under prior generally accepted accounting principles in the United States (“GAAP”) with an expected credit loss model. ASC 326 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance-sheet credit exposures not accounted for as insurance and other financial assets that are not subject to fair value through net income, as defined by the standard. Under the expected credit loss model, the WarnerMedia Business is required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. The WarnerMedia Business’s adoption of ASC 326 did not have a material impact on the Combined Financial Statements of the WarnerMedia Business.

Deferral of Episodic Television and Film Costs

In March 2019, the Financial Accounting Standards Board issued ASU No. 2019-02, “Entertainment-Films- Other Assets-Film Costs (Subtopic 926-20) and Entertainment-Broadcasters-Intangibles-Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials” (ASU 2019-02), which the WarnerMedia Business early adopted as of January 1, 2019, with prospective application. The standard eliminates certain revenue-related constraints on capitalization of inventory costs for episodic television that existed under prior guidance. In addition, the balance sheet classification requirements that existed in prior guidance for film production costs and programming inventory were eliminated. As of January 1, 2019, the WarnerMedia Business reclassified $2,270 of its programming inventory costs from “Other current assets” to “Noncurrent inventories and theatrical film and television production costs” in accordance with the guidance. This change in accounting did not have a material impact on the Combined Financial Statements of the WarnerMedia Business.

Critical Accounting Policies and Estimates

The following is a discussion of each of the WarnerMedia Business’s critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies. The Combined Financial Statements of the WarnerMedia Business and the accompanying notes thereto included elsewhere in this document are prepared in accordance with GAAP. The preparation of the Combined Financial Statements of the WarnerMedia Business requires the WarnerMedia Business to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. The WarnerMedia Business bases its estimates on historical experience and on various other assumptions that the WarnerMedia Business believes to be reasonable under the circumstances. Actual results could differ significantly from the WarnerMedia Business’s estimates. To the extent that there are differences between the WarnerMedia Business’s estimates and actual results, its future financial statement presentation, financial condition, results of operations and cash flows will be affected. See Note 2 to the Combined Financial Statements of the WarnerMedia Business appearing elsewhere in this document for a description of the WarnerMedia Business’s significant accounting policies.

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Allowance for Credit Losses

The WarnerMedia Business records expense to maintain an allowance for credit losses for estimated losses that result from the failure or inability of its customers to make required payments deemed collectible from the customer when the service was provided, or product was delivered. When determining the allowances for trade receivables and loans, the WarnerMedia Business considers the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends and general economic factors, including bankruptcy rates. The WarnerMedia Business also considers future economic trends to estimate expected credit losses over the lifetime of the asset. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as catastrophes or pending bankruptcies.

Licensed Programming Inventory and Film and Television Production Costs

The WarnerMedia Business produces and licenses programming for exhibition on its advertising-supported networks, premium pay-TV and streaming services. The WarnerMedia Business also produces films for theatrical exhibition and programs for third-party television and streaming services.

Qualifying costs to produce television programs and feature films are capitalized as incurred. For licensed programming, a programming inventory asset and a corresponding liability payable to the licensor are recorded (on a discounted basis if the license agreements are long-term) when (1) the cost of the programming is reasonably determined, (2) the programming material has been accepted in accordance with the terms of the agreement, (3) the programming is available for its first showing or telecast and (4) the license period has commenced.

Content that is initially intended for theatrical release or license to third-party television or streaming services is generally considered to be predominately monetized on an individual basis. Content that is initially intended for use on the WarnerMedia Business’s streaming service or television networks is generally considered to be predominately monetized as part of a film group.

For films and television programs predominantly monetized individually, the amount of capitalized film and television production costs and the amount of participations and residuals to be recognized as expense in a particular period are determined using the film forecast method. Under this method, the amortization of capitalized costs and the accrual of participations and residuals are based on the proportion of the film’s (or television program’s) revenues recognized for such period to the film’s (or television program’s) estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s (or television program’s) life cycle).

The process of estimating a film’s ultimate revenues requires the WarnerMedia Business to make a series of judgments related to future revenue-generating activities associated with a particular film. To the extent that the ultimate revenues are adjusted, the resulting gross margin reported on the exploitation of that film or television series in a period is also adjusted. See Note 11 to the Combined Financial Statements of the WarnerMedia Business. Prior to the theatrical release of a film, the WarnerMedia Business’s estimates are based on factors such as the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released. For a film (or television program) that is predominately monetized on its own but also monetized with other films and/or programs, the WarnerMedia Business makes a reasonable estimate of the value attributable to the film or program’s exploitation while monetized with other films/programs and expense such costs as the film or television program is exhibited. The period over which ultimate revenues are estimated generally does not exceed ten years from the initial release of a motion picture or from the date of delivery of the first episode of an episodic television series. Estimates are updated based on information available during the film’s production and, upon release, the actual results of each film.

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For programming that is predominantly monetized as part of a film group, which includes the WarnerMedia Business’s acquired programming rights and certain internally produced television programs (and films), capitalized production costs are amortized using a reasonably reliable estimate of the use of the program (for example, derived from historic viewership patterns), adjusted for any significant individual monetization using a revenue forecast model. Licensed programming rights are typically amortized over the useful life of the license period on a straight-line basis (or per-play basis, if greater, for the WarnerMedia Business’s advertising-supported networks), or accelerated basis for licensed original programs. When the WarnerMedia Business has the right to exhibit programming in multiple windows over a number of years, historical audience viewership is used as the basis for determining the amount of programming amortization attributable to each window.

Rights fees paid for sports programming arrangements are generally amortized using a revenue-forecast model, in which the rights fees are amortized using the ratio of current period advertising revenue to total estimated remaining advertising revenue over the term of the arrangement.

Film and television production costs on the WarnerMedia Business’s combined balance sheets include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. Film and television production costs, and licensed programming inventory, are stated at the lower of cost, less accumulated amortization, or fair value.

Unamortized film costs are tested for impairment whenever events or changes in circumstances indicate that the fair value of a film (or television program) predominately monetized on its own, or a film group, may be less than its unamortized costs. If the carrying value of an individual feature film or television program, or film group, exceeds the estimated fair value, an impairment charge will be recorded in the amount of the difference.

For content that is predominately monetized individually, the WarnerMedia Business utilizes estimates including ultimate revenues and additional costs to be incurred (including exploitation and participation costs), in order to determine whether the carrying value of a film or television program is impaired. For content that is predominately monetized as a film group, the WarnerMedia Business evaluates the fair value of the content in the aggregate at the group level by assessing the applicable group’s projected profitability. Changes in the WarnerMedia Business management’s intended usage of a specific program, such as a decision to no longer exhibit that program and forgo the use of the rights associated with the program license, result in a reassessment of that program’s fair value, which could result in an impairment.

Income Taxes

The WarnerMedia Business’s estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 15 to the Combined Financial Statements of the WarnerMedia Business and reflect the WarnerMedia Business’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of the WarnerMedia Business’s tax returns by federal, state or foreign tax authorities.

The WarnerMedia Business uses its judgment to determine whether it is more likely than not that it will sustain positions that it has taken on tax returns and, if so, the amount of benefit to initially recognize within its financial statements. The WarnerMedia Business regularly reviews its uncertain tax positions and adjusts its unrecognized tax benefits (“UTBs”) in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to the WarnerMedia Business’s UTBs may affect its income tax expense. Settlement of uncertain tax positions may require use of the WarnerMedia Business’s cash.

Asset Valuations and Impairments

Goodwill is not amortized but tested annually on October 1 for impairment, or more frequently when required. For impairment testing, the WarnerMedia Business estimates fair values using models that predominantly rely on

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the expected cash flows to be derived from the reporting unit. Long-lived assets are reviewed for impairment whenever events or circumstances indicated that the book value may not be recoverable over the remaining life. Inputs underlying the expected cash flows include, but are not limited to, subscriber counts, revenues from subscriptions, advertising and content, revenue per user, capital investment and acquisition costs per subscriber, production and content costs, and ongoing operating costs. The WarnerMedia Business based its assumptions on a combination of its historical results, trends, business plans and marketplace participant data. Significant changes in these assumptions in the future could result in an impairment.

Annual Goodwill Testing

Goodwill is tested on a reporting unit basis by comparing the estimated fair value of each reporting unit to its book value. If the fair value exceeds the book value, then no impairment is measured. The WarnerMedia Business estimates fair values using an income approach (also known as a discounted cash flow model) and a market multiple approach. The income approach utilizes the WarnerMedia Business’s future cash flow projections with a perpetuity value discounted at an appropriate weighted average cost of capital. The market multiple approach uses the multiples of publicly traded companies whose services are comparable to those offered by the reporting unit.

Quantitative and Qualitative Disclosures about Market Risk

The WarnerMedia Business is exposed to market risks primarily from changes in foreign currency exchange rates. These risks, along with other business risks, impact the WarnerMedia Business’s cost of capital. The WarnerMedia Business manages foreign exchange exposure and long-term financial flexibility by entering into derivative contracts. The WarnerMedia Business does not use derivatives for trading or speculative purposes. The WarnerMedia Business does not foresee significant changes in the strategies it uses to manage market risk in the near future.

Interest Rate Risk

The majority of the WarnerMedia Business’s financial instruments are fixed-rate notes and debentures. Changes in interest rates can lead to significant fluctuations in the fair value of these instruments. The principal amounts by expected maturity, average interest rate and fair value of the WarnerMedia Business’s liabilities that are exposed to interest rate risk are described in Note 12 to the Combined Financial Statements of the WarnerMedia Business.

Foreign Exchange Risk

The WarnerMedia Business principally uses foreign exchange contracts to hedge certain film production costs denominated in foreign currencies. The WarnerMedia Business is also exposed to foreign currency exchange risk through its foreign affiliates and equity investments in foreign companies. The WarnerMedia Business has designated €164 million aggregate principal amounts of debt as a hedge of the variability of certain Euro-denominated net investments of its subsidiaries. The gain or loss on the debt that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is recorded as a currency translation adjustment within accumulated other comprehensive income, net on the WarnerMedia Business’s combined balance sheets.

For the purpose of assessing specific risks, the WarnerMedia Business uses a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of its financial instruments and results of operations. The WarnerMedia Business had foreign exchange forward contracts with a notional value of $30 and a fair value of $(33) outstanding at December 31, 2021.

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Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF DISCOVERY AND THE WARNERMEDIA BUSINESS

On May 17, 2021, Discovery, Inc. (“Discovery”), to be renamed Warner Bros. Discovery, Inc. (“WBD”) in connection with the completion of the transactions described herein, and Drake Subsidiary, Inc., a wholly owned subsidiary of Discovery (“Merger Sub”), entered into definitive agreements with AT&T Inc. (“AT&T”) and Magallanes, Inc., a wholly owned subsidiary of AT&T (“Spinco”), pursuant to which, and subject to the terms and conditions therein, (1) AT&T will transfer certain assets, liabilities and entities comprising the WarnerMedia business of AT&T (such business to be transferred, the “WarnerMedia Business”) to Spinco (the “Separation”), (2) Spinco will (a) make a cash distribution to AT&T equal to approximately $30.0 billion, subject to adjustment, including for the existing debt of the WarnerMedia Business to be assumed by Spinco and its subsidiaries, after giving effect to the Separation (together with Spinco, the “Spinco Group”), net working capital and other adjustments (the “Special Cash Payment”) and (b)(i) issue to AT&T the debt instruments of Spinco (the “Spinco Debt Securities”) that satisfy the requirement that the fair market value of the Spinco Debt Securities be equal to the face value of the Spinco Debt Securities such that the Spinco Debt Securities may be resold to the public at par on the date of issuance (the “Par Exchange Requirement”), (ii) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the definitive agreements (the “Spinco Financing Agreements”) with respect to the commitment under the Commitment Letter (as defined below) to provide Spinco with the Bridge Loans (as defined below) (the “Spinco Financing”), on the terms and conditions contained in the Commitment Letter, or on such other terms as are reasonably acceptable to AT&T and Discovery and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (iii) undertake a combination of the actions described in (2)(b)(i) and (2)(b)(ii) such that AT&T has received, in the aggregate, approximately $13.0 billion, subject to adjustment (the “Additional Amount”), (3) AT&T will distribute to its stockholders all of the issued and outstanding shares of common stock of Spinco, par value $0.01 per share (“Spinco common stock”), in a distribution that will, at AT&T’s election, take place either by way of (i) a pro rata distribution of Spinco common stock to AT&T stockholders or (ii) an exchange offer followed by a pro rata distribution of any shares of Spinco common stock remaining if such exchange offer is not fully subscribed because the number of shares of AT&T common stock tendered and accepted does not result in all shares of Spinco common stock being distributed in the exchange offer (the “Distribution”), (4) Discovery will amend and restate its restated certificate of incorporation, as amended, to reclassify and automatically convert each issued and outstanding share of Discovery’s Series A common stock, par value $0.01 per share (“Discovery Series A common stock”), Discovery’s Series B convertible common stock, par value $0.01 per share (“Discovery Series B common stock”), Discovery’s Series C common stock, par value $0.01 per share (“Discovery Series C common stock”), Discovery’s Series A-1 convertible participating preferred stock, par value $0.01 per share (“Discovery Series A-1 preferred stock”), and Discovery’s Series C-1 convertible participating preferred stock, par value $0.01 per share (“Discovery Series C-1 preferred stock”), into such number of shares of Series A common stock of WBD, par value $0.01 per share (“WBD common stock”), as set forth in the Agreement and Plan of Merger, dated as of May 17, 2021, as it may be amended from time to time (the “Merger Agreement”), by and among Discovery, Merger Sub, AT&T and Spinco (the “Reclassification”), and (5) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the “Merger”) and as a wholly owned subsidiary of Discovery. On February 1, 2022, AT&T announced that the AT&T board of directors had determined to structure the Distribution as a pro rata distribution rather than an exchange offer. On the date (the “Closing Date”) on which the closing of the Merger (the “Closing”) occurs, AT&T will distribute 100% of the shares of Spinco common stock to AT&T stockholders on a pro rata basis. As a result of the Merger, the existing shares of Spinco common stock will automatically convert into the right to receive shares of WBD common stock. Immediately after the completion of the Merger, approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis are expected to be held by holders of shares of Spinco common stock as of immediately prior to the Merger and approximately 29% of the outstanding shares of WBD common stock are expected to be held by holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger. The Separation, Special Cash Payment, Distribution, Reclassification, Merger, payment of the Additional Amount and other transactions contemplated by the definitive agreements entered into in connection with the Merger are collectively referred to herein as the “Transactions.”

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The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of Discovery and the historical combined financial statements of the WarnerMedia Business. The unaudited pro forma condensed combined financial statements and the notes thereto have been prepared to illustrate the estimated effects of the Transactions in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Discovery has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the historical consolidated statement of operations of Discovery and the historical combined statement of operations of the WarnerMedia Business, giving effect to the Transactions as if they had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical consolidated balance sheet of Discovery and the historical combined balance sheet of the WarnerMedia Business, giving effect to the Transactions as if they had occurred on December 31, 2021. Refer to Note 1—Basis of Presentation for additional information.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of Discovery and the WarnerMedia Business referenced below:

•

Discovery’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2021, which are included in Discovery’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 24, 2022;

•	The WarnerMedia Business’s audited combined financial statements and the notes thereto as of and for the year ended December 31, 2021, included elsewhere in this document.

The historical combined financial statements of the WarnerMedia Business have been derived from the consolidated financial statements and accounting records of AT&T, as if the WarnerMedia Business’s operations had been conducted independently from those of AT&T. The combined financial statements of the WarnerMedia Business are presented on a “carve-out” basis in accordance with generally accepted accounting principles in the United States (“GAAP”). The historical combined statements of operations include all revenues and costs directly attributable to the WarnerMedia Business, gains and losses on dispositions prior to the Transactions, as well as an allocation of expenses related to corporate finance, human resources, business development, legal, treasury, real estate, external affairs, compliance, and other shared services. Expenses that are specifically identifiable to the WarnerMedia Business are directly recorded to the combined statement of operations. The remaining expenses are primarily allocated on the basis of the relative percentage of expected revenue generated. The WarnerMedia Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the WarnerMedia Business. The historical combined balance sheets include all assets and liabilities that reside within the WarnerMedia Business legal entities. Assets and liabilities in shared entities were included in the historical combined balance sheets to the extent the asset or liability is primarily used by the WarnerMedia Business. Adjustments were made to certain assets and liabilities and associated depreciation or amortization for any specific assets or liabilities retained by AT&T and its affiliates (other than the WarnerMedia Business), subsidiaries sold or approved to be sold by AT&T and its affiliates (other than the WarnerMedia Business) prior to the Transactions, and the elimination of certain pension and post-retirement assets and obligations to be retained by AT&T based on specific identification. The allocations may not reflect the expenses the WarnerMedia Business would have incurred as a standalone entity for the periods presented. As a result, the combined financial statements may not be indicative of the WarnerMedia Business’s financial condition, results of operations or cash flows had it operated as a standalone entity during the periods presented, and the results stated in the combined financial statements are not indicative of the WarnerMedia Business’s future financial condition, results of operations or cash flows.

As part of a separate reporting segment of AT&T, the WarnerMedia Business has been able to receive services from AT&T. Following the Transactions, WBD will need to replace these services either by providing

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them internally from Discovery’s existing services or by obtaining them from unaffiliated third parties. These services include certain corporate level functions of which the effective and appropriate performance is critical to the operations of the WarnerMedia Business prior to the Merger and WBD following the Merger. While AT&T will provide certain services on a transitional basis pursuant to the Transition Services Agreement (“TSA”) to be entered into by AT&T and WBD in connection with the completion of the Merger, the duration of such services is subject to ongoing discussions but will be for a reasonable term to be set out in the Services Schedule to the TSA. WBD may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the WarnerMedia Business currently receives from AT&T. The costs for these services could in the aggregate be higher than the combination of Discovery’s current costs and those reflected in the historical combined financial statements of the WarnerMedia Business.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, (“ASC 805”) with Discovery as the accounting acquirer of the WarnerMedia Business. In identifying Discovery as the accounting acquirer, Discovery’s conclusion is based primarily upon the following facts: (1) Discovery initiated the Transactions, will be the legal acquirer of Spinco, and will transfer equity consideration to Spinco stockholders, (2) AT&T will receive up to approximately $43.0 billion of consideration as part of its disposition of the WarnerMedia Business, (3) the current Chief Executive Officer of Discovery will continue as Chief Executive Officer of WBD for a substantial period of time after the Transactions and will be primarily responsible for appointing the rest of the executive management team of WBD, and the current Chief Financial Officer of Discovery will serve as Chief Financial Officer of WBD, (4) no stockholder or group of stockholders will hold a controlling interest in WBD after the completion of the Transactions and a key Discovery stockholder is expected to have the largest minority interest in WBD, and (5) AT&T will have no input on the strategic direction and management of WBD after the completion of the Transactions. The above facts are deemed to outweigh the fact that the holders of shares of Spinco common stock that receive shares of WBD common stock in the Merger will in the aggregate own a majority of WBD common stock on a fully diluted basis and associated voting rights after the Merger.

The pro forma purchase price allocation of the WarnerMedia Business’s assets acquired and liabilities assumed is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, and the unaudited pro forma condensed combined financial statements are based upon available information and certain assumptions of Discovery management as of the date of this document. The completion of the valuation, accounting for the Transactions and the allocation of the purchase price may be different than that of the amounts reflected in the pro forma purchase price allocation, and any differences could be material. Such differences could affect the purchase price and allocation of the purchase price, which may affect the value assigned to the tangible or intangible assets and amount of depreciation and amortization expense recorded in the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma adjustments represent Discovery management’s estimates based on information available as of the date of this document and are subject to change as additional information becomes available and analyses are performed. However, Discovery management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. Transaction Accounting Adjustments are intended to represent the necessary adjustments to account for the Transactions.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Merger. No Management Adjustments related to forward-looking information were included in the unaudited pro forma condensed combined financial statements and accompanying explanatory notes.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the financial position or results that would have occurred had the events been consummated as of the dates indicated, nor are they indicative of any future results.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

DECEMBER 31, 2021

(In millions)

	Historical		Transaction Accounting Adjustments
	Discovery	WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$3,905	$1,879	$5,727	$—		$11,511
Receivables, net	2,446	4,310	—	(37)	6b	6,719
Content rights and prepaid license fees, net	245	1	—	—		246
Prepaid expenses and other current assets	668	1,767	(9)	—		2,426

Total current assets	7,264	7,957	5,718	(37)		20,902
Film and television library, net	3,832	22,901	—	1,374	5a, 5b, 6b	28,107
Property and equipment, net	1,336	4,238	—	(121)	5c	5,453
Goodwill	12,912	39,692	—	(16,617)	5h	35,987
Intangible assets, net	6,317	36,312	—	19,207	5a	61,836
Other noncurrent assets	2,766	6,741	—	(324)	5d, 6d	9,183

Total assets	$34,427	$117,841	$5,718	$3,482		$161,468

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,642	$11,019	$—	$188	5g, 6a, 6b, 6d, 6e	$13,849
Deferred revenues	478	1,287	—	(3)	6b	1,762
Current portion of debt	339	10	—	—		349

Total current liabilities	3,459	12,316	—	185		15,960
Noncurrent portion of debt	14,420	1,713	41,319	333	5e	57,785
Deferred income taxes	1,225	11,361	—	4,967	5f, 6c	17,553
Other noncurrent liabilities	1,927	7,177	—	22	5g, 6d	9,126

Total liabilities	21,031	32,567	41,319	5,507		100,424
Redeemable noncontrolling interests	363	—	—	—		363
Equity:
Discovery Inc. stockholders’ equity
Series A-1 convertible preferred stock	—	—	—	—		—
Series C-1 convertible preferred stock	—	—	—	—		—
Series A common stock	2	—	—	(2)	4	—
Series B convertible common stock	—	—	—	—		—
Series C common stock	5	—	—	(5)	4	—
WBD common stock	—	—	—	24	4	24
Additional paid-in capital	11,086	—	—	48,522	4, 6f, 6g	59,608
Treasury stock, at cost	(8,244)	—	—	—		(8,244)
Net parent investment	—	85,356	(35,601)	(49,755)	4	—
Retained earnings	9,580	—	—	(891)	6a, 6e, 6f, 6g	8,689
Accumulated other comprehensive loss	(830)	(82)	—	82	4	(830)

Total stockholders’ equity	11,599	85,274	(35,601)	(2,025)		59,247
Noncontrolling interests	1,434	—	—	—		1,434

Total equity	13,033	85,274	(35,601)	(2,025)		60,681

Total liabilities and equity	$34,427	$117,841	$5,718	$3,482		$161,468

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

(In millions, except per share amounts)

	Historical		Transaction Accounting Adjustments
	Discovery after Reclassification Adjustments (Note 2)	WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments	Notes	Pro Forma Combined
Revenues:
Advertising	$6,215	$4,404	$—	$(18)	6j	$10,601
Distribution	5,207	15,594	—	—		20,801
Content	675	12,575	—	(112)	6j	13,138
Other	94	899	—	—		993

Total revenues	12,191	33,472	—	(130)		45,533

Costs and expenses:
Costs of revenues, excluding depreciation and amortization	4,620	20,194	—	405	5, 6j	25,219
Selling, general and administrative	4,016	7,506	—	995	6h, 6i, 6j	12,517
Depreciation and amortization	1,582	3,852	—	3,774	5	9,208
Restructuring and other charges	32	12	—	—		44
Gain (loss) on disposition	(71)	223	—	—		152

Total costs and expenses	10,179	31,787	—	5,174		47,140

Operating income (loss)	2,012	1,685	—	(5,304)		(1,607)
Interest expense, net	(633)	(368)	(1,473)	—		(2,474)
Loss on extinguishment of debt	(10)	—	—	—		(10)
Income (loss) from equity investees, net	(18)	8	—	—		(10)
Other income, net	82	192	—	—		274

Income (loss) before income taxes	1,433	1,517	(1,473)	(5,304)		(3,827)
Income tax (expense) benefit	(236)	(261)	368	1,164	6k	1,035

Net income (loss)	1,197	1,256	(1,105)	(4,140)		(2,792)
Net income attributable to noncontrolling interest	(138)	—	—	—		(138)
Net income attributable to redeemable noncontrolling interest	(53)	—	—	—		(53)

Net income (loss) attributable to common stockholders	$1,006	$1,256	$(1,105)	$(4,140)		$(2,983)

Net income (loss) per share available to common stockholders:
Basic	$1.55				7	$(1.25)
Diluted	$1.54				7	$(1.25)
Weighted average shares outstanding:
Basic	503				7	2,394
Diluted	664				7	2,394

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In millions, except per share amounts)

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Discovery and historical combined financial statements of the WarnerMedia Business. The unaudited pro forma condensed combined balance sheet as of December 31, 2021 gives effect to the Transactions as if they had occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to the Transactions as if they had occurred on January 1, 2021. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to Transaction Accounting Adjustments that reflect the accounting for the Transactions under GAAP and in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined financial statements and the notes thereto were prepared using the acquisition method of accounting in accordance with ASC 805, with Discovery as the accounting acquirer of the WarnerMedia Business. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). Fair value is defined in ASC 820 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold or at a fair value measurement that does not reflect management’s intended use for those assets. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. ASC 805 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the merger date, with any excess purchase price allocated to goodwill.

As of the date of this document, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed. The potential changes to the purchase price allocation and related pro forma adjustments could be material.

For the purpose of preparing the unaudited pro forma condensed combined financial statements, Discovery management has conducted a preliminary analysis of the adjustments required to conform the WarnerMedia Business’s financial statements to reflect the current accounting policies of Discovery. This assessment is ongoing and, at the time of preparing the unaudited pro forma condensed combined financial statements, Discovery management is not aware of any material accounting policy differences not yet adjusted in the unaudited pro forma condensed combined financial statements. Upon completion of the Merger, Discovery management will conduct a final review of the WarnerMedia Business’s accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of the WarnerMedia Business’s results of operations, assets or liabilities to conform to Discovery’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements.

Certain reclassifications have been made to the historical presentation of the WarnerMedia Business to conform to the presentation used in the unaudited pro forma condensed combined financial statements (see Note 2). These reclassifications have no impact on the historical net income, total assets, liabilities or equity reported by the WarnerMedia Business.

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The unaudited pro forma condensed combined financial statements also do not reflect any anticipated revenue enhancements, cost savings, or operating synergies that WBD may achieve as a result of the Merger, the total expected costs to integrate the operations of Discovery and the WarnerMedia Business, or the total expected costs necessary to achieve such revenue enhancements, cost savings, or operating synergies. Discovery has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

The preparation of unaudited pro forma condensed combined financial statements requires Discovery management and the WarnerMedia Business’s management to make estimates and assumptions that affect the amounts reported in such financial statements and the notes thereto. These unaudited pro forma condensed combined financial statements, including the preliminary purchase price allocation, are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the Transactions had been completed on the dates indicated, nor is it necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition, or liquidity.

Note 2—Reclassification Adjustments

Certain reclassifications have been made on a preliminary basis to the historical presentation of the combined statement of operations and combined balance sheet of the WarnerMedia Business included within the unaudited pro forma condensed combined financial statements to conform to the financial statement presentation of Discovery. Upon completion of the Transactions, Discovery will perform a full and detailed review of the WarnerMedia Business’s accounting policies and financial statement presentation. As a result of that review, Discovery may identify additional differences between the accounting policies and financial statement presentation of the two companies that, when conformed, could have a material impact on the consolidated financial statements of WBD. The following tables indicate the reclassification and conforming adjustments made for the purpose of the unaudited pro forma condensed combined financial statements included in this document.

7

WarnerMedia Business’s Balance Sheet Reclassifications

As of December 31, 2021

(In millions)

	Historical WarnerMedia Business	Reclassification Adjustments	Notes	Historical WarnerMedia Business after Reclassification Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$1,879	$—		$1,879
Accounts receivables, net	4,399	(4,399)	1, 2	—
Receivables, net	—	4,310	1, 9	4,310
Related party accounts receivable	593	(593)	9	—
Content rights and prepaid license fees, net	—	1	4	1
Prepaid expenses	590	(590)	3	—
Other current assets	496	(496)	4, 5	—
Prepaid expenses and other current assets	—	1,767	2, 3, 5	1,767

Total current assets	7,957	—		7,957
Noncurrent inventories and theatrical film and television production costs	18,923	(18,923)	6	—
Film and television library, net	—	22,901	6, 7, 8	22,901
Property and equipment, net	4,238	—		4,238
Goodwill	39,692	—		39,692
Trademarks and tradenames, net	16,688	(16,688)	11	—
Other intangible assets, net	11,643	(11,643)	7, 12	—
Distribution networks, net	11,942	(11,942)	13	—
Intangible assets, net	—	36,312	11, 12, 13	36,312
Investments, including available-for-sale securities	1,388	(1,388)	15	—
Operating lease right-of-use assets	2,357	(2,357)	10	—
Other assets	3,013	(3,013)	8, 14	—
Other noncurrent assets	—	6,741	10, 14, 15	6,741

Total assets	$117,841	$—		$117,841

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$10,652	$367	18, 19	$11,019
Related party accounts payable	88	(88)	18	—
Debt maturing within one year	10	(10)	16	—
Deferred revenues	—	1,287	17	1,287
Current portion of debt	—	10	16	10
Other current liabilities	1,566	(1,566)	17, 19	—

Total current liabilities	12,316	—		12,316
Long-term debt	1,713	(1,713)	20	—
Noncurrent portion of debt	—	1,713	20	1,713
Deferred income taxes	11,361	—		11,361
Postemployment benefit obligation	75	(75)	21	—
Other noncurrent liabilities	7,102	75	21	7,177

Total liabilities	32,567	—		32,567

Equity:
Net parent investment	85,356	—		85,356
Accumulated other comprehensive loss	(82)	—		(82)

Total equity	85,274	—		85,274

Total liabilities and equity	$117,841	$—		$117,841

8

WarnerMedia Business’s Statement of Operations Reclassifications

For the year ended December 31, 2021

(In millions)

	Historical WarnerMedia Business	Reclassification Adjustments	Notes	Historical WarnerMedia Business after Reclassification Adjustments
Operating revenues:
Advertising revenue	$4,357	$47	23	$4,404
Distribution revenue	—	15,594	22, 23	15,594
Subscription revenue	12,585	(12,585)	22	—
Content revenue	12,016	559	23	12,575
Related party revenue	3,615	(3,615)	23	—
Other revenue	899	—		899

Total operating revenue	33,472	—		33,472
Operating expenses:
Cost of revenues	19,472	722	25, 26	20,194
Selling, general and administrative expenses	7,142	364	25, 29	7,506
Depreciation and amortization expense	4,551	(699)	26	3,852
Restructuring and other charges	—	12	29	12
Related party expense	399	(399)	25	—
Loss on disposition	—	223	27	223

Total operating expense	31,564	223		31,787

Operating income (loss)	1,908	(223)		1,685
Interest expense, net	(142)	(226)	28	(368)
Income from equity investees, net	—	8	24	8
Other income (expense), net	(249)	441	24, 27, 28	192

Income before income taxes	1,517	—		1,517
Income tax expense	(261)	—		(261)

Net income	$1,256	$—		$1,256

The following items represent certain reclassifications and conforming adjustments to accounting policies of the historical financial statement line items of the WarnerMedia Business to conform to the expected financial statement line items of Discovery including:

Balance sheet items:

1.	Accounts receivables, net, of $3,717 million have been reclassified to Receivables, net;

2.	Production receivables of $682 million included within Accounts receivable, net have been reclassified to Prepaid expenses and other current assets;

3.	Prepaid expenses of $590 million have been reclassified to Prepaid expenses and other current assets;

4.	Content rights of $1 million included within Other current assets have been reclassified to Content rights and prepaid license fees, net;

5.	Other current assets of $495 million have been reclassified to Prepaid expenses and other current assets;

6.	Noncurrent inventories and theatrical film and television production costs of $18,923 million have been reclassified to Film and television library, net;

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7.	Noncurrent inventories and theatrical film and television production costs of $3,961 million included within Other intangible assets, net have been reclassified to Film and television library, net;

8.	Noncurrent sports licensing rights of $17 million included in Other assets have been reclassified to Film and television library, net;

9.	Related party accounts receivables of $593 million have been reclassified to Receivables, net;

10.	Operating lease right-of-use assets of $2,357 million have been reclassified to Other noncurrent assets;

11.	Trademarks and tradenames, net of $16,688 million have been reclassified to Intangible assets, net;

12.	Other intangible assets, net of $7,682 million have been reclassified to Intangible assets, net;

13.	Distribution networks, net of $11,942 million have been reclassified to Intangible assets, net;

14.	Other assets of $2,996 million have been reclassified to Other noncurrent assets;

15.	Investments, including available for sale securities of $1,388 million, have been reclassified to Other noncurrent assets;

16.	Debt maturing in a year of $10 million has been reclassified into Current portion of debt;

17.	Deferred revenues of $1,287 million included in Other current liabilities have been reclassified into Deferred revenues;

18.	Related party accounts payable of $88 million has been reclassified to Accounts payable and accrued liabilities;

19.	Accounts payable and accrued liabilities of $279 million included within Other current liabilities has been reclassified to Accounts payable and accrued liabilities;

20.	Long-term debt of $1,713 million has been reclassified to Noncurrent portion of debt;

21.	Postemployment benefit obligation of $75 million has been reclassified to Other noncurrent liabilities.

Statement of operations items:

22.	Subscription revenue of $12,585 million for the year ended December 31, 2021 has been reclassified to Distribution revenue;

23.

Related party revenue of $3,009 million for the year ended December 31, 2021 has been reclassified to Distribution revenue; Related party revenue of $559 million for the year ended December 31, 2021 has been reclassified to Content revenue, and Related party revenue of $47 million for the year ended December 31, 2021 has been reclassified to Advertising revenue;

24.	Income from equity method investments of $8 million for the year ended December 31, 2021 has been reclassified from Other income (expense), net to Income from equity investees, net;

25.

Related party expense of $376 million for the year ended December 31, 2021, has been reclassified to Selling, general and administrative expense, and Related party expense of $23 million for the year ended December 31, 2021 has been reclassified to Cost of revenues;

26.

Based on Discovery’s accounting policy, content assets and noncurrent content rights, including historic fair market value adjustments from prior acquisitions, are included within Film and television library, net, with any related amortization of film and television library included in Cost of revenues. The WarnerMedia Business historically considered released television and film content acquired in a business combination as an acquired intangible asset included in Other intangible assets, net, and any related amortization of released television and film content acquired in a business combination was included within Depreciation and amortization expense. Amortization expense related to released television and film content acquired in a business combination of $699 million included within Depreciation and amortization expense for the year

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ended December 31, 2021 has been reclassified to Cost of revenues in order to conform to the accounting policies of Discovery;

27.	Loss on disposition of $223 million included within Other income (expense), net for the year ended December 31, 2021 has been reclassified to Loss on disposition;

28.	Financing fees of $226 million included within Other income (expense), net included for the year ended December 31, 2021 have been reclassified to Interest expense, net;

29.	Restructuring and other charges of $12 million included in Selling, general and administrative expense for the year ended December 31, 2021 have been reclassified to Restructuring and other charges.

The following table represents certain reclassifications of Discovery’s historical financial statement line items to conform to the expected financial statement line items of WBD.

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Discovery’s Statement of Operations Reclassifications

For the year ended December 31, 2021

(In millions)

	Historical Discovery	Reclassification Adjustments	Notes	Historical Discovery after Reclassification Adjustments
Revenues:
Advertising	$6,215	$—		$6,215
Distribution	5,409	(202)	30	5,207
Content	—	675	30	675
Other	567	(473)	30	94

Total revenues	12,191	—		12,191
Costs and expenses:
Costs of revenues, excluding depreciation and amortization	4,620	—		4,620
Selling, general and administrative	4,016	—		4,016
Depreciation and amortization	1,582	—		1,582
Restructuring and other charges	32	—		32
Gain on disposition	(71)	—		(71)

Total costs and expenses	10,179	—		10,179

Operating income	2,012	—		2,012
Interest expense, net	(633)	—		(633)
Loss on extinguishment of debt	(10)	—		(10)
Loss from equity investees, net	(18)	—		(18)
Other income, net	82	—		82

Income before income taxes	1,433	—		1,433
Income tax expense	(236)	—		(236)

Net income	1,197	—		1,197
Net income attributable to noncontrolling interests	(138)	—		(138)
Net income attributable to redeemable noncontrolling interests	(53)	—		(53)

Net income attributable to Discovery, Inc.	$1,006	$—		$1,006

Statement of operations items:

30.

Content-related revenues of $675 million for the year ended December 31, 2021 have been reclassified from Other revenue and Distribution revenue into Content revenue. Other revenue reclassified into Content revenue primarily related to licensing agreements for sports rights. Distribution revenue reclassified into Content revenue primarily related to international program sales and licensing arrangements.

Note 3—Pre-Merger Adjustments

The Separation and Distribution Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco, as it may be amended from time to time (the “Separation Agreement”), requires that Spinco (1) make, immediately prior to the Distribution, the Special Cash Payment in the amount of approximately $30.0 billion in cash to AT&T, subject to adjustment, including: (a) upwards or downwards adjustment depending on the extent that the actual net working capital of the Spinco Group as of immediately prior to the Distribution is greater or less than, respectively, specified target amounts of net working capital for the Spinco

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Group as of such time, (b) downwards adjustment to the extent members of the Spinco Group are liable for indebtedness as of immediately prior to the Distribution other than the Spinco Debt Financing (as defined in the Merger Agreement), including a downwards adjustment for the $1.6 billion of existing debt already assumed by the Spinco Group as a WarnerMedia Liability, (c) upwards adjustment to reimburse AT&T with respect to Spinco Designated Transaction Expenses (as defined in the Merger Agreement) incurred or payable by AT&T or paid by Spinco prior to the Closing and (d) increased by certain tax sharing amounts (if any) in respect of distributions in respect of drawing on the bridge facility in lieu of a debt exchange (the “Additional Bridge Funding Tax Liability”) and (2)(a) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (b) distribute to AT&T all or a portion of the proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (c) undertake a combination of the actions described in (2)(a) and (2)(b) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment. In addition, there will be a purchase price reduction of approximately $175 million per month accruing after the satisfaction of all regulatory approvals other than the receipt of a private letter ruling from the Internal Revenue Service regarding the qualification of the Distribution and certain related Transactions for tax-free treatment (the “IRS Ruling”) until such IRS Ruling is received. The IRS Ruling was received on December 28, 2021 and therefore there will be no such purchase price reduction.

The Special Cash Payment will be made immediately prior to the Distribution based on estimates of the adjustment items set forth in the preceding paragraph. To the extent the actual amounts in respect of those items differ from the estimates utilized in the calculation of the Special Cash Payment paid immediately prior to the Distribution, the parties will make a subsequent corrective payment following the Closing. In addition to this corrective payment for the Special Cash Payment, there are two other post-Closing adjustments that may be made: (1) a payment by either AT&T or WBD to the other based on the aggregate actual (a) marketing expenses of the WarnerMedia Business for the global HBO/HBO Max business and (b) cash programming and production expenditures of the WarnerMedia Business between January 1, 2021 and immediately prior to the Distribution, that is less than or greater than a target threshold, respectively, and (2) a payment by AT&T of any after-tax cash proceeds received between the date of the Separation Agreement and immediately prior to the Distribution for the sale of any business included in the WarnerMedia Business (subject to specified exceptions). If the parties are unable to agree on such amounts following the completion of the Transactions, the Separation Agreement provides that the parties will engage a nationally known independent accounting firm mutually agreed in writing by the parties, which firm shall not be the then regular auditors of, or have any material relationship with, AT&T, Spinco or Discovery to resolve the matters in dispute on a binding basis.

Prior to the effective time of the Merger, and as a condition to the Distribution, Spinco will (1) issue to AT&T the Spinco Debt Securities that satisfy the Par Exchange Requirement, (2) distribute to AT&T all or a portion of the cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements and/or use all or a portion of the cash proceeds of such borrowing to purchase assets of the WarnerMedia Business from AT&T or (3) undertake a combination of the actions described in (1) and (2) such that AT&T has received, in the aggregate, the Additional Amount of approximately $13.0 billion, subject to adjustment.

The estimated amount for this adjustment pursuant to the Separation Agreement, as detailed below, was $7,227 million. The Spinco Expense Reimbursement includes estimated financing fees related to the Bridge Loans, Spinco Term Loan Credit Agreement (as defined below), and Spinco Notes (as defined below), and other estimated expenses considered Spinco Designated Transaction Expenses. Existing Spinco Indebtedness is existing debt assumed by the Spinco Group as a liability of the WarnerMedia Business. The working capital adjustment was preliminarily calculated by Discovery using the WarnerMedia Business’s combined balance sheet as of December 31, 2021, prepared in accordance with generally accepted accounting principles,

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and is subject to change between the date of this document and the Closing Date. The following table summarizes the calculation of the Special Cash Payment to be paid immediately prior to the Distribution:

(in millions)
Base cash dividend amount	$30,000
Adjustments as per the Separation Agreement
Estimated Net Working Capital	(3,196)
Less: Target Net Working Capital	(3,043)

Working Capital Adjustment(a) (b)	(6,239)
Existing Spinco Indebtedness	(1,602)
Spinco Expense Reimbursement	614

Special Cash Payment to AT&T	$22,773

(a)

As of December 31, 2021, the WarnerMedia Business had securitized $5,763 million of receivables, and received cash in advance of customer payment, hence a potential adjustment. This adjustment will change pending AT&T’s determination of whether to continue securitizing receivables in the period before Closing (adjustment will decrease should AT&T lower its participation in the securitization program).

(b)

Any change to the working capital adjustment could be material and may impact the actual amount of debt issued to finance the Special Cash Payment and the Additional Amount of up to $41.5 billion. The unaudited pro forma condensed combined financial statements have preliminarily assumed the debt issued will finance the base cash dividend in the Special Cash Payment and the Additional Amount.

Spinco, in coordination with and at the direction of Discovery, will finance the Special Cash Payment and the Additional Amount with the issuance of up to $41.5 billion of newly issued debt which, together with the Existing Spinco Indebtedness, will be assumed by WBD following the Merger. The financing is expected to consist of (1) loans under the Spinco Term Loan Credit Agreement (“Spinco Term Loan Facility”) referred to below in the aggregate principal amount of $10.0 billion and (2) Spinco Notes having an aggregate principal amount of up to $31.5 billion with expected terms ranging from two to forty years.

Spinco Term Loan Facility

On June 4, 2021, Spinco entered into a $10.0 billion term loan credit agreement (the “Spinco Term Loan Credit Agreement”). The Spinco Term Loan Credit Agreement consists of a $3.0 billion 18-month tranche (TL Tranche 1) and $7.0 billion 3-year tranche (TL Tranche 2), which are expected to have an estimated interest rate of 1.77% and 1.90% per annum, respectively.

Estimated financing fees and debt issuance costs of $22 million are expected to be incurred for the Spinco Term Loan Facility. The WarnerMedia Business incurred $7 million of financing fees for the year ended December 31, 2021 and recorded these to Interest expense, net. These costs are not expected to affect the statement of operations beyond 12 months after the Closing Date. The WarnerMedia Business incurred $9 million of debt issuance costs for the year ended December 31, 2021 and recorded these to Prepaid expenses and other current assets on the unaudited pro forma condensed combined balance sheet. A pro forma adjustment was recorded to reclassify debt issuance costs of $9 million from Prepaid expenses and other current assets into Noncurrent portion of debt upon completion of the debt financing. Financing fees and debt issuance costs will be paid by AT&T to the lenders and reimbursed by Spinco as part of the Special Cash Payment.

Spinco Notes

Spinco expects to issue senior unsecured notes in a Rule 144A or other private placement in an aggregate principal amount of up to $31.5 billion (“Spinco Notes”), together with any proceeds of the Bridge Loans (as

14

described below) in the event Spinco is unable to issue all or any portion of the Spinco Notes at or prior to the Distribution, to finance the Special Cash Payment, the Additional Amount, and to make payments in connection with the Transactions. The exact terms and interest rate of the Spinco Notes may change based on market and other conditions.

The Merger Agreement and the Separation Agreement contemplate the issuance of Spinco Debt Securities by Spinco to AT&T prior to the date of the Distribution. The Spinco Debt Securities are expected to have a bullet maturity and a maturity date of not less than seven years. It is currently expected that Spinco will issue approximately $13.0 billion in aggregate principal amount of Spinco Debt Securities. In addition, the Spinco Debt Securities are expected to be included as part of the aggregate principal amount of up to $31.5 billion related to the Spinco Notes. The Spinco Debt Securities are not considered an additional source of financing from the Spinco Term Loan Facility and the Spinco Notes.

Estimated debt issuance costs of $172 million are expected to be incurred for the Spinco Notes. These costs will be paid by AT&T to the lenders and reimbursed by Spinco as part of the Special Cash Payment.

Bridge Loans

On May 17, 2021, in connection with the entry into the Separation Agreement and the Merger Agreement, Spinco entered into the Commitment Letter under which JPMorgan Chase Bank, N.A., Goldman Sachs Bank, USA, Goldman Sachs Lending Partners LLC and certain other financial institutions committed to provide to Spinco $41.5 billion in aggregate principal amount of senior unsecured bridge term loans (the “Bridge Loans”). On June 4, 2021, Spinco entered into the Spinco Term Loan Credit Agreement, which reduced the aggregate commitments under the Commitment Letter to $31.5 billion. The Spinco Notes are expected to reduce the remaining commitments under the Commitment Letter in their entirety. However, the Separation Agreement provides that certain fees with respect to the financing arrangements that are paid by AT&T prior to the Closing would be reimbursed to AT&T by an increase in the amount of the Special Cash Payment to be paid by Spinco to AT&T prior to the Distribution.

Estimated financing fees of $268 million are expected to be incurred for the Bridge Loans. The WarnerMedia Business incurred $219 million of financing fees in relation to the Bridge Loans during the year ended December 31, 2021. These financing fees are included in the unaudited pro forma condensed combined statement of operations and are not expected to affect the statement of operations beyond 12 months after the Closing Date. These financing fees will be paid by AT&T and reimbursed by Spinco as part of the Special Cash Payment.

The form of debt instruments to be issued, the debt issuance cost to be incurred, and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial statements. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the Closing, inputs to interest rate determination on debt instruments issued including certain market indices and Discovery’s credit rating.

The following pro forma adjustment has been recorded in the unaudited pro forma condensed combined balance sheet in relation to the Spinco Financing:

(in millions)	As of December 31, 2021
Spinco Term Loan Facility	$10,000
Spinco Notes	31,500
Debt issuance costs	(181)

Pro forma adjustments to Non-current portion of debt	$41,319

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A pro forma adjustment has been posted to reflect the incremental interest expense in relation to the Spinco Term Loan Facility and Spinco Notes. The following pro forma adjustment has been recorded in the unaudited pro forma condensed combined statement of operations:

(in millions)	Year ended December 31, 2021
Interest expense on the Spinco Term Loan Facility	$186
Interest expense on the Spinco Notes	1,247
Financing fees for debt financing	55
Amortization of fair value adjustments to debt (see Note 5)	(15)

Pro forma adjustments to Interest expense	$1,473

The weighted-average interest rate on the Spinco Term Loan Facility and Spinco Notes is expected to be 3.45% per annum. For each 0.125% change in the interest rate, interest expense would increase or decrease by approximately $52 million for the year ended December 31, 2021. The tax impact of the pro forma adjustment to interest expense was determined by using a blended foreign, federal and state statutory income tax rate of 25.0%.

If Discovery and Spinco are not able to consummate all or any portion of the capital markets debt or equity (including preferred or other hybrid equity) financing and/or commitments in respect of any other long term debt and must utilize the Bridge Loans as an alternate source of financing, incremental interest expense would be payable. The aggregate interest expense on the Bridge Loan financing would be approximately $1,818 million for the year ended December 31, 2021. Interest expense was computed using a weighted average interest rate of approximately 5.77% per annum, computed on an aggregate outstanding balance of the Bridge Loans of $31.5 billion. The unaudited pro forma condensed combined statement of operations would reflect an adjustment for the Bridge Loan financing and include an incremental interest expense of approximately $571 million for the year ended December 31, 2021.

The following table summarizes the Pre-Merger pro forma adjustments posted to Cash and cash equivalents:

(in millions)	As of December 31, 2021
Proceeds from debt financing	$41,500
Payment of the Special Cash Payment	(22,773)
Payment of Additional Amount	(13,000)

Pro forma adjustment to Cash and cash equivalents(a)	$5,727

(a)

This pro forma adjustment is subject to change materially between the date of this document and the Closing Date, depending on the actual amount of newly issued debt to finance the Special Cash Payment and the Additional Amount. Spinco, in coordination with and at the direction of Discovery, does not expect to increase its leverage or add excess cash for purposes other than required to consummate the Transactions. As a result, based on the above calculation as of December 31, 2021, Spinco would acquire less debt resulting in a corresponding decrease in this cash balance. However, as discussed above, the unaudited pro forma condensed combined financial statements have preliminarily assumed the newly issued debt will finance the base cash dividend in the Special Cash Payment and the Additional Amount.

Note 4—Estimated Preliminary Purchase Consideration

As a result of the Merger, the existing shares of Spinco common stock will automatically convert into the right to receive a number of shares of WBD common stock. Upon completion of the Merger, holders of AT&T

16

common stock that received shares of Spinco common stock in the Distribution will own approximately 71% of the outstanding shares of WBD common stock on a fully diluted basis and existing holders of Discovery capital stock as of immediately prior to the Reclassification and the Merger will own approximately 29% of the outstanding shares of WBD common stock on a fully diluted basis, in each case, excluding any overlaps in the pre-Merger AT&T and Discovery stockholder bases.

The following table represents the preliminary estimate of the purchase consideration paid in the Transactions (in millions, except for per share amounts, exchange ratio and share price):

Number of fully diluted shares of WBD common stock after the Reclassification(a)	696
Exchange ratio(b)	2.4483
Number of shares of WBD common stock to be issued to AT&T stockholders	1,704
Share price for Discovery Series A common stock(c)	$28.05

Estimated equity portion of purchase consideration	$47,802
Estimated equity consideration related to pre-combination share-based compensation awards(d)	65

Estimated preliminary purchase consideration	$47,867

a.

Number of shares of Discovery capital stock outstanding (excluding treasury stock) on a fully diluted basis (in millions) as of February 28, 2022. The fully diluted number of shares below includes 3 million shares of Discovery Series A common stock issuable upon conversion of equity awards.

Series	Number of shares	Reclassification ratio	Total shares after Reclassification
Series A common stock	172	1.0000	172
Series B convertible common stock	7	1.0000	7
Series C common stock	330	1.0000	330
Series A-1 convertible preferred stock	8	13.1135	103
Series C-1 convertible preferred stock	4	19.3648	84

			696

b.

The number of shares of WBD common stock to be issued is equal to the number of fully diluted shares of WBD common stock after the Reclassification multiplied by the quotient of 71% / 29% as described in the Merger Agreement.

c.

The closing price per share of Discovery Series A common stock reported on the Nasdaq Global Select Market (“Nasdaq”) on February 28, 2022, the last practicable trading day before the date of this document. The actual value of WBD common stock to be issued in the Merger will depend on the market price of shares of WBD common stock on the Closing Date. This may result in a Merger Consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements.

d.

This amount represents the value of AT&T restricted stock unit awards that are not vested and will be replaced by WBD restricted stock unit awards with the same terms and conditions as the original AT&T award granted. The actual value of these awards will depend on the prices of WBD common stock and AT&T common stock and other valuation estimates and assumptions, and therefore the actual consideration will fluctuate. Accordingly, the final consideration could differ significantly from the current estimate.

17

The table below provides the Discovery Series A common stock price sensitivity analysis for the potential impact of variations to the estimated equity consideration and estimated goodwill (in millions, except per share data):

Discovery Series A Common Stock Price Sensitivity Analysis	Discovery Series A Common Stock Price	Estimated Preliminary Purchase Consideration	Goodwill
As presented in the unaudited pro forma condensed combined financial statements	$28.05	$47,867	$23,075
A 10% increase in Discovery Series A common stock prices	30.86	52,647	27,854
A 20% increase in Discovery Series A common stock prices	33.66	57,427	32,634
A 10% decrease in Discovery Series A common stock prices	25.25	43,086	18,293
A 20% decrease in Discovery Series A common stock prices	22.44	38,306	13,513

The estimated preliminary purchase consideration reflected in the unaudited pro forma condensed combined financial statements does not purport to represent what the actual purchase consideration will be when the Transactions close. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the Closing Date at the then-current market price.

In addition, the unaudited pro forma condensed combined balance sheet has been adjusted to eliminate the WarnerMedia Business’s net parent investment, which represents the historical book value of the WarnerMedia Business’s net assets, as a result of the Transactions. The following pro forma adjustments have been recorded to equity balances in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 (in millions):

	Pre-Merger Adjustments	Removal of the WarnerMedia Business’s equity	Preliminary purchase consideration to be issued to AT&T stockholders	Reclassification and conversion of historical Discovery common stock	Pro Forma Adjustment
WBD Common stock	$—	$—	$17	$7	$24
Additional paid-in capital	—	—	47,850	—	47,850
Net parent investment	(35,601)	(49,755)	—	—	(85,356)
Accumulated other comprehensive loss	—	82	—	—	82

Note 5—Estimated Purchase Price Allocation

Discovery management has determined that Discovery is the accounting acquirer in the Merger, which will be accounted for under the acquisition method of accounting for business combinations in accordance with ASC 805. The allocation of the preliminary estimated purchase price with respect to the Merger is based upon Discovery management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of December 31, 2021, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on WBD’s financial position and results of operations may differ materially from the pro forma amounts included herein.

As of the date of this document, Discovery has not completed a comprehensive final valuation analysis necessary to determine the fair values of the WarnerMedia Business’s identifiable assets acquired and liabilities assumed. The preliminary purchase price allocation presented below is based on Discovery management’s

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estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be determined upon the completion of the Transactions and will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed by Discovery.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life and pattern of expected benefit for acquired intangible assets. The fair value estimates and useful life for acquired intangible assets are based on available historical information, future expectations, and assumptions deemed reasonable by Discovery management, but are inherently uncertain. The preliminary fair values of intangible assets are generally determined using an income method, which is based on forecasts of the expected future cash flows attributable to the respective assets. Preliminary fair values for certain intangibles were determined using a cost approach that measures the value of an asset by estimating the cost to acquire or develop comparable assets. Significant estimates and assumptions inherent in the valuations reflect consideration of other marketplace participants, the amount and timing of future cash flows (including expected growth rates, discount rate and profitability), royalty rates used in the relief of royalty method, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. The key assumptions of the cost approach include replacement cost, functional and economic obsolescence, and remaining useful life.

The estimated values of the assets acquired and liabilities assumed will remain preliminary until after the Closing, at which time Discovery will determine the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The following table summarizes the allocation of the preliminary purchase price as of December 31, 2021 (in millions):

	Historical WarnerMedia Business after Reclassification Adjustments (Note 2)	Pre-Merger Adjustments (Note 3)	Merger Adjustments			Fair value
Purchase consideration						$47,867
Identifiable net assets:
Affiliate and subscriber relationships	$11,942	$—	$7,558	(a	)	$19,500
Trade names	16,688	—	5,671	(a	)	22,359
Other intangible assets	7,682	—	5,978	(a	)	13,660

Intangible assets, net	36,312	—	19,207			55,519
Film and television library	18,940	—	(87)	(b	)	18,853
Film and television library – fair value adjustment	3,961	—	1,461	(a	)	5,422

Film and television library, net	22,901	—	1,374			24,275
Property and equipment, net	4,238	—	(121)	(c	)	4,117
All other assets (excluding goodwill)	14,698	5,718	(324)	(d	)	20,092
Long-term debt	(1,713)	(41,319)	(333)	(e	)	(43,365)
Deferred income taxes	(11,361)	—	(4,967)	(f	)	(16,328)
All other liabilities	(19,493)	—	(25)	(g	)	(19,518)

Total identifiable net assets	45,582	(35,601)	14,811			24,792
Goodwill	39,692	—	(16,617)	(h	)	23,075

Total	$85,274	$(35,601)	$(1,806)			$47,867

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a)	Fair value adjustments as part of preliminary valuation analysis.
b)

As discussed in Note 6(b), an adjustment of $(104) million was included in Film and television library to eliminate noncurrent content rights related to the WarnerMedia Business’s licensing of certain content and programming to Discovery. An adjustment of $17 million represents the book value of noncurrent sports rights, which is fair valued and recorded as part of Film and television library.

c)	The adjustment of $(121) million to Property and equipment, net represents the removal of the book value of developed technology, which is fair valued and recorded as part of Other intangible assets.
d)

The adjustment to All other assets primarily represents an adjustment of $285 million for operating lease right-of-use assets based on the remeasurement of operating leases of the WarnerMedia Business (see Note 6(d)), an adjustment of $(571) million to remove the book value of other noncurrent assets, which are fair valued and recorded as part of Other intangible assets, and an adjustment of $(38) million related to Other noncurrent assets.

e)

The adjustment to Long-term debt represents the removal of debt issuance costs of $(181) million (see Note 3) and a fair value adjustment of $(152) million related to existing debt of the WarnerMedia Business determined using various methods, including quoted prices for identical or similar securities in both active and inactive markets.

f)	The adjustment to Deferred income taxes represents the deferred income tax impact of all merger adjustments.
g)

The adjustment to All other liabilities represents an adjustment to Accounts payable and accrued liabilities of $(3) million and Other noncurrent liabilities of $(22) million to reflect the remeasurement of operating leases of the WarnerMedia Business. Refer to Note 6(d) for additional discussion on the adjustment to operating lease liabilities.

h)

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the elimination of the WarnerMedia Business’s historical goodwill of $39,692 million and to record goodwill resulting from the Transactions of $23,075 million. Goodwill is calculated as the difference between the fair value of the purchase price paid and the preliminary values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed.

Net assets acquired will include the debt incurred by the WarnerMedia Business to pay the Special Cash Payment to AT&T and existing noncurrent debt of the WarnerMedia Business. See Note 3 for further details. The unaudited pro forma condensed combined statement of operations has also been adjusted to reduce interest expense of $15 million for the year ended December 31, 2021 related to the fair value adjustment for noncurrent portion of debt.

As part of the preliminary valuation analysis, Discovery identified finite trade names, affiliate and subscriber relationships, film and television library and other intangible assets. The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material. The remaining useful life of the acquired intangible assets was estimated based on a preliminary estimate of the period over which substantially all of the cumulative discounted cash flows are expected to be realized. The pro forma adjustment to recognize additional expense related to the increased carrying value of the intangible assets has been computed with the assumption that these will be amortized over the estimated useful lives on a straight-line basis, the revenue forecast model or sum of the years’ digits method, as Discovery management continues to evaluate the pattern of the economic benefits.

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The following table summarizes the estimated fair values of the WarnerMedia Business’s identifiable assets (in millions):

	Financial Statement Caption	Estimated Fair Value	Estimated Weighted Average Useful Life in Years
Film and television library	Film and television library, net	$18,853	Revenue Model
Fair value adjustment – Film and television library	Film and television library, net	5,422	Revenue Model
Affiliate and subscriber relationships(1)	Intangible assets, net	19,500	7
Trade names	Intangible assets, net	22,359	14 - 35
Other intangible assets(1)	Intangible assets, net	13,660	2 - 35

		$79,794

(1)

Affiliate and subscriber relationships and Advertising relationships, which are included within Other intangible assets, are amortized using an accelerated method (sum of the years’ digits) to reflect the pattern of benefit and period of time over which the relationships are expected to generate cash flows.

Based on Discovery’s accounting policy, content assets and noncurrent content rights, including historic fair market value adjustments from prior acquisitions, are included within Film and television library, net, with any related amortization of film and television library included in cost of revenues. The pro forma adjustment to cost of revenues reflects the incremental content amortization expense resulting from fair value adjustments to film and television library and other noncurrent assets, in addition to conforming accounting policies to present cost of revenues consistent with Discovery’s accounting policy. The following table summarizes the amortization expense recorded to costs of revenues (in millions):

Year ended December 31, 2021
Film and television library – fair value adjustment	$1,175
Other noncurrent assets(1)	64
Less historical amortization expense included in Costs of revenues (after reclassification adjustments)(2)	(722)

Total pro forma adjustment to Costs of revenues	$517

(1)	Other noncurrent assets included a fair value adjustment of $128 million related to video game costs. The estimated weighted average useful life was 2 years.
(2)

The WarnerMedia Business’s historical released television and film content acquired in a business combination included in cost of revenues (after reclassifications) was $722 million for the year ended December 31, 2021. The historical amounts in cost of revenues included $699 million of content amortization expense from adjustment 26 in Note 2, and $23 million of video game costs amortization historically recorded in cost of revenues.

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The pro forma adjustment to depreciation and amortization expense reflects the incremental amortization expense from the acquired affiliate and subscriber relationships, trade names, and other intangible assets. The following table summarizes the amortization expense recorded to depreciation and amortization (in millions):

Year ended December 31, 2021
Affiliate and subscriber relationships	$4,875
Trade names	696
Other intangible assets	1,481
Less historical amortization expense included in Depreciation and amortization (after reclassification adjustments)(3)	(3,278)

Total pro forma adjustment to Depreciation and amortization	$3,774

(3)

The WarnerMedia Business’s historical depreciation and amortization expense (after reclassifications) was $3,852 million for the year ended December 31, 2021, which included historical amortization related to intangible assets of $3,278 million.

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in expense of approximately $829 million for the year ended December 31, 2021 based on the estimated useful lives used above.

The estimated tax impact of the fair market value adjustments on the amortization expense is reflected in the unaudited pro forma condensed combined statement of operations using the blended foreign, federal and state statutory tax rate of the jurisdictions expected to be impacted. The actual deferred tax assets and liabilities may differ materially based on changes resulting from finalizing the allocation of the purchase price and valuing the assets acquired and liabilities assumed that are not reasonably estimable for the purposes of these unaudited pro forma condensed combined financial statements. The estimated tax impact of the fair market value adjustments on the costs of revenues and depreciation and amortization expense is reflected in the unaudited pro forma condensed combined statement of operations using the weighted average rate of 25.0% which was based on the blended statutory tax rates of the jurisdictions expected to be impacted for the periods presented.

Note 6—Pro Forma Adjustments

Pro Forma Adjustments – Condensed Combined Balance Sheet as of December 31, 2021:

a)

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect an adjustment for future estimated transaction related costs consisting of financial advisory, professional, legal and other acquisition-related fees. The anticipated costs that are expected to be incurred by Discovery through the Closing amounting to $94 million are adjusted in the unaudited pro forma condensed combined balance sheet as an increase to Accounts payable and accrued liabilities and a decrease to Retained earnings.

b)	This adjustment eliminates intercompany receivables and payables between Discovery and the WarnerMedia Business.

(in millions)	As of December 31, 2021
Receivables, net	$(37)
Accounts payable and accrued liabilities	(34)
Deferred revenues	(3)

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In addition, an adjustment of $104 million was recorded to eliminate noncurrent content rights related to the WarnerMedia Business’s licensing of certain content and programming to Discovery. This adjustment for intercompany activity was reflected in the Merger adjustments column in Note 5b.

c)

The estimated tax impacts of the pro forma adjustments have been reflected in Deferred income taxes in the unaudited pro forma condensed combined balance sheet by using a tax rate of 25.0%, unless otherwise stated. This tax rate was determined using the blended foreign, federal and state statutory tax rate of the jurisdictions expected to be impacted for the period presented. The total effective tax rate of WBD could be significantly different depending on the post-acquisition geographical mix of taxable income and other factors. Because the tax rate used for these unaudited pro forma condensed combined financial statements is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the Transactions and those differences may be material.

The pro forma adjustment to Deferred income taxes of $4,967 million reflects the aggregate pro forma income tax effects of the step-up in fair value of identifiable assets as part of purchase price accounting reflected in the unaudited pro forma condensed combined balance sheet.

d)

This adjustment remeasures the acquired operating leases of the WarnerMedia Business using Discovery’s incremental borrowing rate for its operating leases as required by ASC 842. An incremental borrowing rate for operating leases of 3.57% was used in this calculation, which reflects Discovery’s weighted average incremental borrowing rate for operating leases. This adjustment was reflected in the purchase price allocation in Note 5d within the All other assets (excluding goodwill) line item and Note 5g within the All other liabilities line item. The financial statement captions for this pro forma adjustment were included below.

(in millions)	As of December 31, 2021
Adjustment to Other noncurrent assets	$285
Adjustment to Accounts payable and accrued liabilities	3
Adjustment to Other noncurrent liabilities	22

e)

This adjustment to Accounts payable and accrued liabilities of $125 million is to record the impact of WarnerMedia Business non-recurring retention bonuses and performance bonuses directly attributable to the Transactions and the corresponding adjustment to Retained earnings for amounts expected to be accrued as of the Closing Date.

f)

This adjustment to Retained earnings and Additional paid-in capital of $23 million represents the accelerated vesting of the 70% of Mr. Zaslav’s unvested Discovery stock options (“Discovery Options”) granted under his prior employment agreement (the “Prior Employment Agreement”). 70% of Mr. Zaslav’s Discovery Options will vest upon and subject to the Closing, and the remaining 30% of such Discovery Options will remain outstanding and continue to vest as provided in the Prior Employment Agreement. Mr. Zaslav was also granted Discovery stock appreciation rights (“Discovery SARs”) and Discovery performance restricted stock units (“Discovery PRSUs”) under his Prior Employment Agreement, which were both fully expensed by Discovery as of December 31, 2021. Mr. Zaslav’s Discovery SARs and Discovery PRSUs, each granted under the Prior Employment Agreement, became vested (and no longer subject to acceleration upon the Closing) on January 2, 2022 and February 28, 2022, respectively.

g)

This adjustment to Retained earnings and Additional paid-in capital of $649 million reflects the effect of transaction expenses incurred in connection with Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (together, “Advance/Newhouse”), as further discussed in Note 6(h).

Pro Forma Adjustments – Combined Statement of Operations for the year ended December 31, 2021:

h)	Pro forma adjustments related to transaction costs were $768 million for the year ended December 31, 2021 and were recorded to Selling general and administrative expense.

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Discovery incurred $65 million of transaction related costs during the year ended December 31, 2021. The WarnerMedia Business incurred $107 million of transaction related costs during the year ended December 31, 2021. These transaction related costs are included in the unaudited pro forma condensed combined statement of operations. The anticipated costs that are expected to be incurred by Discovery and AT&T through the Closing amount to $94 million and $25 million, respectively. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been adjusted to reflect the additional anticipated transaction costs and related tax impact. These costs are not expected to affect the statement of operations beyond 12 months after the Closing Date.

The Transactions are anticipated to close in the second quarter of 2022, subject to approval by Discovery stockholders and the satisfaction of customary closing conditions, including receipt of regulatory approvals. The Transactions require, among other things, the affirmative vote or written consent of Advance/Newhouse pursuant to the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of Discovery for any Special A-1 Class Vote Matter (as such term is defined therein) as the holder of all of the outstanding shares of Discovery Series A-1 preferred stock. Pursuant to a consent agreement with Discovery (the “Consent Agreement”), Advance/Newhouse agreed to deliver an irrevocable written consent to Discovery consenting to, approving and adopting the Merger Agreement and any actions required thereby. In connection with Advance/Newhouse’s entry into the Consent Agreement and related forfeiture of the significant rights attached to the Discovery Series A-1 preferred stock in the Reclassification, Advance/Newhouse will receive an increase to the number of shares of WBD common stock into which the Discovery Series A-1 preferred stock would be converted. Upon the Closing, the impact of such additional shares of WBD common stock will be recorded as a transaction expense. In the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, this amount is estimated as $649 million. No vote by AT&T stockholders is required for the completion of the Transactions.

This transaction cost of $649 million was computed using the closing price per share of Discovery Series A common stock reported on Nasdaq on February 28, 2022, the last practicable trading day before the date of this document and has been reflected as a transaction cost classified within Selling, general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021. These costs are not expected to affect the statement of operations beyond 12 months after the Closing Date. This transaction cost of $649 million is part of the share-for-share exchange and thus qualifies for non-recognition (and non-deduction) treatment for tax purposes. Accordingly, no tax impact for this pro forma adjustment has been reflected in income tax (expense) benefit within the unaudited pro forma condensed combined statement of operations.

i)	Pro forma adjustments related to incremental employee costs were $245 million for the year ended December 31, 2021 and were recorded to Selling general and administrative expense.

Unvested share-based awards of the WarnerMedia Business granted prior to May 17, 2021 will be replaced with unvested share-based awards of WBD, under similar terms, as of the Closing Date, pursuant to an employee matters agreement, dated as of May 17, 2021 (the “Employee Matters Agreement”), by and among Discovery, Spinco and AT&T. The portion of the value of the unvested replacement awards proportionate to the service already rendered has been recognized as part of the preliminary purchase consideration; see Note 4 for further details. The remainder portion of the value of the unvested replacement awards will be recognized as additional stock-based compensation expense within Selling, general, and administrative expense. As the amount recorded in the historical period is greater than the expense associated with the new Employee Matters Agreement, no incremental pro forma adjustment was recorded for the year ended December 31, 2021. The actual fair value of WBD’s replacement awards may differ materially from the preliminary determination included within the unaudited pro forma condensed combined financial statements.

In connection with the Transactions, Discovery entered into an amended and restated employment agreement on May 16, 2021 (the “Employment Agreement”) with its current Chief Executive Officer,

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David M. Zaslav, which amended and restated Mr. Zaslav’s Prior Employment Agreement. Under the terms of the Employment Agreement, in lieu of accelerated “single-trigger” vesting treatment that would have applied upon a “change in control” to all of his outstanding equity-based awards granted under the Prior Employment Agreement, 70% of Mr. Zaslav’s unvested Discovery Options granted under his Prior Employment Agreement will “single-trigger” vest upon and subject to the Closing (but with the same distribution schedule that applied prior to the Merger) and the remaining 30% of such Discovery Options will remain outstanding and continue to vest as provided in the Prior Employment Agreement. The pro forma adjustment related to Mr. Zaslav’s accelerated vesting was $23 million for the year ended December 31, 2021. This accelerated vesting adjustment is considered a nonrecurring item that is not expected to affect the statement of operations beyond 12 months after the Closing Date. Mr. Zaslav was also granted Discovery SARs and Discovery PRSUs under his Prior Employment Agreement, which were both fully expensed by Discovery as of December 31, 2021. Mr. Zaslav’s Discovery SARs and Discovery PRSUs, each granted under the Prior Employment Agreement, became vested (and no longer subject to acceleration upon the Closing) on January 2, 2022 and February 28, 2022, respectively.

In connection with the execution of the Employment Agreement in 2021, Mr. Zaslav was granted Discovery Options under Discovery’s 2013 Stock Incentive Plan. An additional grant of Discovery Options was delayed under the Employment Agreement and granted on January 3, 2022. Mr. Zaslav will also be granted annual awards of Discovery PRSUs from 2022 to 2027, and the grant of Discovery PRSUs is not expected to result in incremental share-based compensation expense compared to Mr. Zaslav’s Prior Employment Agreement. The pro forma adjustment related to the incremental share-based compensation expense was $14 million for the year ended December 31, 2021.

The WarnerMedia Business recorded $242 million of retention and performance bonuses during the year ended December 31, 2021. The unaudited pro forma condensed combined statement of operations reflects the incremental expense associated with the WarnerMedia Business non-recurring retention and performance bonuses of $208 million for the year ended December 31, 2021 which are directly attributable to the Transactions. These costs are not expected to affect the statement of operations beyond 12 months after the Closing Date. Severance costs have not been reflected in the unaudited pro forma condensed combined statement of operations given the preliminary nature of these anticipated actions.

j)

This adjustment eliminates intercompany revenue and expenses between Discovery and the WarnerMedia Business, which primarily relates to the WarnerMedia Business’s licensing of certain content and programming to Discovery and advertising revenue between Discovery and the WarnerMedia Business.

(in millions)	Year ended December 31, 2021
Adjustment to Content revenue	$(112)
Adjustment to Advertising revenue	(18)
Adjustment to Costs of revenues	(112)
Adjustment to Selling, general and administrative expense	(18)

k)

The estimated tax impacts of the pro forma adjustments have been reflected in Income tax (expense) benefit within the unaudited pro forma condensed combined statement of operations by using a blended foreign, federal and state statutory income tax rate of 25.0%. Refer to Note 6(h) for discussion on the pro forma adjustment of $649 million related to transaction costs for the year ended December 31, 2021 incurred in connection with the additional shares of WBD common stock that will be received by Advance/Newhouse, which is part of the share-for-share exchange and thus qualifies for non-recognition (and non-deduction) treatment for tax purposes. The effective tax rate of WBD could be significantly different than what is presented in these unaudited pro forma condensed combined

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financial statements depending on post-acquisition activities, including legal entity restructuring, repatriation decisions, and the geographical mix of taxable income.

Note 7—Pro Forma Net Loss Per Share

The pro forma net loss per share of WBD common stock for the year ended December 31, 2021 has been calculated based on the estimated weighted average number of shares of WBD common stock that would have been outstanding on a pro forma basis. The pro forma weighted average number of shares outstanding was derived using Discovery’s historical weighted average number of shares outstanding after giving effect to (1) the reclassification and conversion of Discovery’s convertible preferred stock, and (2) the preliminary estimated number of shares of WBD common stock to be issued as part of purchase consideration calculated pursuant to the Merger Agreement. For the purposes of the pro forma net loss per share calculations, the reclassification and conversion of Discovery’s convertible preferred stock were considered to occur as of January 1, 2021. The preliminary estimated number of shares of WBD common stock issued in connection with the Merger was calculated as of January 1, 2021. Per share information for the WarnerMedia Business is not presented because the WarnerMedia Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a “carve-out” basis.

The following table presents the calculation of pro forma basic and diluted net loss per share of WBD common stock (in millions, except per share amounts):

Year ended December 31, 2021
Pro forma net loss attributable to WBD common stockholders	$(2,983)
Weighted average number of shares outstanding of Discovery, Inc. Series A, B, C common stock – basic	503
Reclassification and conversion of Discovery, Inc.’s convertible preferred stock	187
WBD common stock to be issued as part of purchase consideration (Note 4)	1,704

Pro forma weighted average number of shares outstanding of WBD common stock – basic and diluted	2,394
Pro forma net loss per share of WBD common stock – basic and diluted	$(1.25)

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Exhibit 99.4

NON-GAAP FINANCIAL MEASURE

This section presents Adjusted EBITDA, a non-GAAP financial measure of performance which is derived from the historical consolidated financial statements of Discovery, Inc. (“Discovery”), the historical combined financial statements of a portion of the WarnerMedia segment of AT&T Inc. (the “WarnerMedia Business”) and the unaudited pro forma condensed combined financial statements. Adjusted EBITDA should be considered in addition to, but not as a substitute for, operating income, net income and other measures of financial performance reported in accordance with generally accepted accounting principles in the United States (“GAAP”).

Discovery believes Adjusted EBITDA helps identify underlying trends and facilitate evaluation of period-to-period operating performance by eliminating items that are variable in nature and not considered by Discovery management in the evaluation of ongoing operating performance, allowing comparison of recurring core business operating results over multiple periods. Discovery also believes Adjusted EBITDA provides useful information about operating results, enhance the overall understanding of past performance and future prospects, and allow for greater transparency with respect to key metrics used by Discovery management for financial and operational decision-making. Discovery believes Adjusted EBITDA or similarly titled non-GAAP measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies as a measure of financial performance. Other companies may calculate Adjusted EBITDA or similarly titled non-GAAP measures differently from the way these metrics are calculated in this document. As a result, the presentation of Adjusted EBITDA herein may not be comparable to similarly titled measures of other companies, limiting their usefulness as comparative measures. Reconciliations of this non-GAAP measure to the most comparable U.S. GAAP measure have been provided below.

Discovery defines Adjusted EBITDA as net income (loss) attributable to common stockholders adjusted for (i) net income attributable to redeemable noncontrolling interests, (ii) net income attributable to noncontrolling interests, (iii) income tax expense (benefit), (iv) depreciation and amortization, (v) interest expense, net, (vi) other (income) expense, net, (vii) loss (income) from equity investees, net, (viii) loss on extinguishment of debt, (ix) restructuring and other charges, (x) impairment of goodwill and other intangible assets, (xi) employee share-based compensation, (xii) (gains) losses on disposition, (xiii) transaction costs directly related to acquisitions, integrations and other transactions, (xiv) amortization of the step-up to fair value of content related to acquisitions, and (xv) other items impacting comparability. Discovery adjusts for these aforementioned items which impact comparability of financial performance between periods. Discovery also excludes the depreciation of fixed assets, amortization of intangible assets, amortization of the step-up to fair value of content related to acquisitions, impairment of goodwill and other intangible assets, and employee share-based compensation, as these amounts do not represent cash payments in the current reporting period.

Year ended December 31, 2021
	Historical Discovery	Historical WarnerMedia Business after Reclassification Adjustments	Pre-Merger Pro forma Adjustments[1]	Merger Pro forma Adjustments[1]	WBD Pro Forma Combined
Net income (loss) attributable to common stockholders	$1,006	$1,256	$(1,105)	$(4,140)	$(2,983)
Net income attributable to redeemable noncontrolling interests	53	—	—	—	53
Net income attributable to noncontrolling interests	138	—	—	—	138
Income tax expense (benefit)	236	261	(368)	(1,164)	(1,035)
Depreciation and amortization	1,582	3,852	—	3,774	9,208
Interest expense, net	633	368	1,473	—	2,474
Other income	(82)	(192)	—	—	(274)
Income (loss) from equity investees, net	18	(8)	—	—	10
Loss on extinguishment of debt	10	—	—	—	10
Employee share-based compensation[2]	167	187	—	37	391
Restructuring and other charges	32	12	—	—	44
Transaction and integration costs[3]	95	353	—	976	1,424
(Gain) loss on disposition	(71)	223	—	—	152
Amortization of step-up to fair value of content related to acquisitions[4]	—	722	—	517	1,239

Adjusted EBITDA	$3,817	$7,034	$—	$—	$10,851

(1)	See unaudited pro forma condensed combined financial statements for details.
(2)	See footnote 6(i) of the unaudited pro forma condensed combined financial statements for details on employee share-based compensation.
(3)	See footnotes 6(h) and 6(i) of the unaudited pro forma condensed combined financial statements for details on transaction and integration costs.
(4)	See footnote 5 of the unaudited pro forma condensed combined financial statements for details on amortization of step-up to fair value of content related to acquisitions.

2